Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

TARGA RESOURCES CORP.

TRIDENT GP MERGER SUB LLC,

ATLAS ENERGY, L.P.

AND

ATLAS ENERGY GP, LLC

DATED AS OF OCTOBER 13, 2014

i

5.16	Information Supplied	42
5.17	Tax Matters	43
5.18	Employee Benefits	44
5.19	Intellectual Property	46
5.20	Related Party Transactions	47
5.21	Insurance	47
5.22	Regulatory Matters	47
5.23	Derivatives	47
5.24	State Takeover Statutes	48
5.25	Partnership Unitholder Approval	48
5.26	Financial Advisors	48
5.27	Opinions of Financial Advisors	48
5.28	No Other Business Activities	48
5.29	Spin-Off Companies	48
5.30	No Other Representations and Warranties	49

	ARTICLE VI
	REPRESENTATIONS AND WARRANTIES OF THE PARENT AND MERGER SUB

6.1	Organization, General Authority and Standing	49
6.2	Capitalization	50
6.3	Equity Interests in other Entities	51
6.4	Power, Authority and Approvals of Transactions	51
6.5	No Violations or Defaults	52
6.6	Consents and Approvals	52
6.7	Financial Reports and Parent SEC Documents	52
6.8	Internal Controls and Procedures	53
6.9	Absence of Undisclosed Liabilities	53
6.10	Absence of Certain Changes or Events	54
6.11	Compliance with Applicable Law; Permits	54
6.12	Material Contracts	55
6.13	Environmental Matters	56
6.14	Title to Properties	57
6.15	Litigation	57
6.16	Information Supplied	57
6.17	Tax Matters	57
6.18	Employee Benefits	58
6.19	Intellectual Property	60
6.20	Financial Advisors	60
6.21	Opinion of Financial Advisers	60
6.22	Related Party Transactions	61
6.23	Operations of Merger Sub	61
6.24	Insurance	61
6.25	Regulatory Matters	61
6.26	Derivatives	61
6.27	Financing; Availability of Funds	62
6.28	No Other Representations and Warranties	62

	ARTICLE VII
	COVENANTS

7.1	Consummation of the Merger	63
7.2	Registration Statement; Joint Proxy Statement	65
7.3	Alternative Proposals; Change in Recommendation by the Partnership	67
7.4	Change in Recommendation by Parent	71
7.5	Access to Information; Confidentiality	72
7.6	Public Statements	73
7.7	Confidentiality	73
7.8	Takeover Laws	73
7.9	New Common Shares Listed	73
7.10	Third-Party Approvals	73
7.11	Indemnification; Directors’ and Officers’ Insurance	74
7.12	Notification of Certain Matters	76
7.13	Section 16 Matters	77
7.14	Employee Benefits	77
7.15	Transaction Litigation	79
7.16	Financing Cooperation	79
7.17	Spin-Off Transaction	81
7.18	Distributions	82
7.19	Control of Operations	82
7.20	Working Capital; Cash Requirements	82
7.21	Pre-Closing Payments by Parent	83

	ARTICLE VIII
	CONDITIONS TO CONSUMMATION OF THE MERGER

8.1	Mutual Closing Conditions	83
8.2	Additional Partnership Conditions to Closing	84
8.3	Additional Parent Conditions to Closing	85

	ARTICLE IX
	TERMINATION

9.1	Termination of Agreement	85
9.2	Procedure Upon Termination	87
9.3	Effect of Termination	87
9.4	Fees and Expenses	87

	ARTICLE X
	MISCELLANEOUS

10.1	Expenses	89
10.2	Amendment or Supplement	89
10.3	Counterparts	89
10.4	Governing Law	89
10.5	Notices	90
10.6	Assignment	91

10.7	Entire Understanding; No Third-Party Beneficiaries	91
10.8	Severability	91
10.9	Jurisdiction	91
10.10	Waiver of Jury Trial	92
10.11	No Recourse	92
10.12	Specific Performance	92
10.13	Survival	93
10.14	No Recourse to Financing Sources	93

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of October 13, 2014 (this “Agreement”), is entered into by and among Targa Resources Corp., a Delaware corporation (“Parent”), Trident GP Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent (“Merger Sub” and, with Parent, the “Parent Entities”), Atlas Energy, L.P., a Delaware limited partnership (the “Partnership”), and Atlas Energy GP, LLC, a Delaware limited liability company and the general partner of the Partnership (“Partnership GP” and, with the Partnership, the “Partnership Entities”).

RECITALS

WHEREAS, the parties intend that Merger Sub be merged with and into the Partnership, with the Partnership surviving the merger as a wholly-owned subsidiary of Parent;

WHEREAS, the Board of Directors of Partnership GP (the “Partnership Board”) has (a) determined that it is in the best interests of the Partnership and the Partnership Unitholders, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the transactions contemplated hereby and (c) resolved to submit this Agreement to a vote of the Partnership Unitholders and recommend approval of this Agreement by the Partnership Unitholders;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has (a) determined that it is in the best interests of the Parent and the Parent Stockholders, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the issuance of Parent Shares pursuant to the Merger (the “Parent Share Issuance”) and (c) resolved to submit the Parent Share Issuance to a vote of the Parent Stockholders and recommend approval of the Parent Share Issuance by the Parent Stockholders;

WHEREAS, simultaneously with the execution and delivery of this Agreement, Parent, Targa Resources Partners LP, a Delaware limited partnership (“NGLS”), Targa Resources GP LLC, a Delaware limited liability company and the general partner of NGLS (“NGLS GP”), Trident MLP Merger Sub LLC, a wholly-owned subsidiary of NGLS (“NGLS Merger Sub”), the Partnership, Atlas Pipeline Partners, L.P., a Delaware limited partnership (“APL”), and Atlas Pipeline Partners GP, LLC, a Delaware limited liability company and the general partner of APL (“APL GP”), are entering into an Agreement and Plan of Merger (the “APL Merger Agreement”), providing that, on the terms and conditions set forth therein, immediately following the Merger, NGLS Merger Sub will merge with and into APL (the “APL Merger”), with APL surviving the APL Merger;

WHEREAS, prior to the Merger, the Partnership will consummate the Spin-Off Transaction (as defined herein) pursuant to which, subject to the terms and conditions set forth in the Separation Agreement (as defined herein), the Partnership will (a) transfer its assets and businesses and liabilities other than those related to its “Atlas Pipeline Partners” segment to a Delaware limited partnership or limited liability company (“SpinCo”) and (b) then effect a distribution to the Partnership’s unitholders of units representing 100% of the limited partnership or limited liability company interest in SpinCo;

WHEREAS, as a condition to the Parent Entities’ willingness to enter into this Agreement, certain holders of the issued and outstanding Partnership Units have entered into a Voting and Support Agreement, dated as of the date of this Agreement (the “Partnership Support Agreement”), pursuant to which, among other things, they have agreed to vote to approve the Merger and this Agreement and take certain other actions in furtherance of the Merger, in each case on the terms and subject to the conditions provided for in the Partnership Support Agreement; and

WHEREAS, as a condition to the Partnership Entities’ willingness to enter into this Agreement, certain holders of the issued and outstanding Parent Shares have entered into a Voting and Support Agreement, dated as of the date of this Agreement (the “Parent Support Agreement”), pursuant to which, among other things, they have agreed to vote to approve the Parent Stock Issuance and take certain other actions in furtherance of the Merger, in each case on the terms and subject to the conditions provided for in the Parent Support Agreement;

WHEREAS, as a condition to the Partnership Entities’ willingness to enter into this Agreement, Parent and certain executive officers of the Partnership have entered into Non-Compete/Non-Solicitation Agreements, dated as of the date of this Agreement and effective as of the Effective Time.

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants, agreements and conditions contained herein, the Parties agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1 Certain Definitions. As used in this Agreement, the following terms have the meanings set forth below:

“Affiliate” means, with respect to a specified Person, any other Person, whether now in existence or hereafter created, directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person. For purposes of this definition and the definition of Subsidiary, “control” (including, with correlative meanings, “controlling”, “controlled by” and “under common control with”) means, with respect to a Person, the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of equity interests, including but not limited to voting securities, by contract or agency or otherwise; provided, that, except as otherwise expressly provided herein, none of the Spin-Off Companies shall be deemed Affiliates of the Partnership or any of its Subsidiaries.

“Average Closing Price” means, as of any date, the average of the closing sale prices of a Parent Share as reported on the NYSE for the five (5) consecutive full trading days (in which such Parent Shares are traded on the NYSE) ending at the close of trading on the full trading day immediately preceding such date.

“Business Day” means any day which is not a Saturday, Sunday or other day on which banks are authorized or required to be closed in the City of New York, New York.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §9601 et seq., as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means that certain Confidentiality Agreement entered into by and between Parent, the Partnership, APL and NGLS, dated as of September 19, 2014.

“Debt Commitment Letter” means the Debt Commitment Letter, dated as of October 13, 2014, by and between Parent, Bank of America, N.A. and Merrill, Lynch, Pierce, Fenner & Smith Incorporated, as amended, restated, supplemented, replaced or otherwise modified from time to time.

“Derivative” means a derivative transaction within the coverage of Statement of Financial Accounting Standard No. 133, including any swap transaction, option, hedge, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral, transportation or other similar arrangements related to such transaction.

“DGCL” means the Delaware General Corporation Law.

“DLLCA” means the Delaware Limited Liability Company Act.

“DRULPA” means the Delaware Revised Uniform Limited Partnership Act.

“Employee Benefit Plan” means:

(a) any “employee benefit plan” (within the meaning of Section 3(3) of ERISA), and

(b) any personnel policy, unit or share option, restricted unit or share, unit or share purchase plan, equity compensation plan, phantom equity or appreciation rights plan, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan or agreement, policy or agreement, deferred compensation agreement or arrangement, change in control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, and other employee benefit plan, agreement, arrangement, program or practice.

“Employee Matters Agreement” means the Employee Matters Agreement in substantially the form attached to the Separation Agreement to be entered into by and between the Partnership and SpinCo or any other Retained Company or Spin-Off Company, respectively, in connection with the Separation, the Distribution or the other transactions contemplated by this Agreement.

“Employees” means all individuals employed by the Retained Companies or the Spin-Off Companies, including any such individual who is absent due to vacation, family leave, short-term disability or other approved leave of absence.

“Environmental Law” means any Law that relates to:

(a) the protection of occupational health and safety to the extent relating to exposure to Hazardous Materials;

(b) the protection of the environment (including air, surface water, groundwater, surface land, subsurface land, plant and animal life, any other natural resource or any matter arising out of or relating to pollution or contamination), or

(c) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, or Release of, or exposure to, Hazardous Materials, in each case as in effect at the date of this Agreement.

“Environmental Permit” means any permit, license, regulation, consent, certification, variance, exemption, approval or other authorization required under any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person under common control with the Partnership or Parent, as applicable, within the meaning of Section 414(b), (c), or (m) of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Partnership Agreement” means the Second Amended and Restated Agreement of Limited Partnership of the Partnership dated as of February 17, 2011, as amended.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Authority” means any national, state, local, county, parish, tribal or municipal government, domestic or foreign, any agency, board, bureau, commission, court, tribunal, subdivision, department or other governmental or regulatory authority or instrumentality, or any arbitrator or arbitral body, in each case that has jurisdiction over Parent or the Partnership, as the case may be, or any of their respective Subsidiaries or any of their or their respective Subsidiaries’ properties or assets.

“Hazardous Material” means any: (a) chemical, product, material, substance or waste defined as or included in the definition of “hazardous substance,” “hazardous material,” “hazardous waste,” “restricted hazardous waste,” “extremely hazardous waste,” “solid waste,” “toxic waste,” “extremely hazardous substance,” “toxic substance,” “toxic pollutant,” “contaminant,” “pollutant,” or words of similar meaning or import found in any applicable Environmental Law; (b) Hydrocarbons or any components, fractions or derivatives thereof Released into the environment; and (c) asbestos containing materials, naturally occurring radioactive materials, mercury, polychlorinated biphenyls, radioactive materials, urea formaldehyde foam insulation, or radon gas.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Hydrocarbons” means crude oil, natural gas, condensate and natural gas liquids and other liquids or gaseous hydrocarbons or any combination thereof produced or associated therewith.

“Indebtedness” of any Person means:

(a) indebtedness created, issued or incurred by such Person for borrowed money (whether by loan or the issuance and sale of debt securities or the sale of property of such Person to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property);

(b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person;

(c) obligations of such Person in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person;

(d) obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property to such Person to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP;

(e) indebtedness of others as described in clauses (a) through (d) above in any manner guaranteed by such Person or for which it is or may become contingently liable;

but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Knowledge” means the actual knowledge after reasonable inquiry of, in the case of the Partnership, the individuals listed in Section 1.1 of the Partnership Disclosure Schedule and, in the case of Parent, the individuals listed on Section 1.1 of the Parent Disclosure Schedule.

“Law” means any federal, state, tribal or local law, rule, regulation, ordinance, code, judgment, settlement, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Authority, including common law.

“Lien” means any mortgage, lien, charge, restriction (including restrictions on transfer), pledge, security interest, option, right of first offer or refusal, preemptive right, lease or sublease, claim, right of any third party, covenant, right of way, easement, encroachment or encumbrance.

“Material Adverse Effect” means, when used with respect to a Person, any change, event, development, circumstance, occurrence or effect that, individually or in the aggregate, (i) has a material adverse effect on the business, condition (financial or otherwise) or results of operations of such Person and its Subsidiaries taken as a whole or (ii) would prevent the consummation of the Merger on the terms provided in this Agreement on or prior to the Outside Date, but none of the following changes, events, developments, occurrences or effects (either alone or in combination) will be taken into account for purposes of determining whether or not a Material Adverse Effect has occurred:

(a) changes in the general economic, financial, credit or securities markets, including prevailing interest rates or currency rates, or regulatory, legislative or political conditions and changes in oil, natural gas, condensate or natural gas liquids prices or prices of other commodities, including changes in price differentials;

(b) changes in economic or market conditions affecting the:

(i) the natural gas gathering, compressing, treating, processing and transportation industry generally;

(ii) oil and gas exploration and production industry generally; or

(iii) the natural gas liquids fractionating and transportation industry generally;

(c) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war or the occurrence of any other calamity, pandemic or crisis, including acts of terrorism;

(d) any hurricane, tornado, flood, earthquake or natural disaster;

(e) the announcement or pendency of this Agreement and the transactions contemplated hereby (including performance of obligations under, and the consummation of the transactions contemplated by, this Agreement, the APL Merger Agreement and, in the case of the Partnership, the Separation Agreement);

(f) any change in the market price or trading volume of the common units representing limited partner interests or common shares of such Person (it being understood and agreed that the exception in this clause (f) shall not preclude any Party from asserting that the underlying facts, circumstances, changes, events, developments, occurrences or effects giving rise to such change should be deemed to constitute, or be taken into account in determining whether there has been a Material Adverse Effect if not otherwise excluded by another clause of this definition);

(g) any failure to meet any financial projections or estimates or forecasts of revenues, earnings or other financial metrics for any period (it being understood and agreed that the exception in this clause (g) shall not preclude any Party from asserting that the underlying facts, circumstances, changes, events, developments, occurrences or effects giving rise to such failure should be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect if not otherwise excluded by another clause of this definition);

(h) changes in any Laws or regulations applicable to such Person or GAAP or applicable accounting regulations or the interpretations thereof;

(i) any legal proceedings commenced by or involving any current or former member, partner, unitholder or stockholder of such Person (on their own behalf or on behalf of such Person) arising out of or related to this Agreement or the transactions contemplated hereby; or

(j) any taking of any action at the express written request of such Person’s Other Parties in connection with this Agreement or the transactions contemplated hereby;

except, in the case of clauses (a), (b), (c) or (d), to the extent that such change, event, development, circumstance, occurrence or effect disproportionately and adversely affects such Person and its Subsidiaries, taken as a whole, as compared to other similarly situated Persons operating in the industries in which such Person and its Subsidiaries operate.

“Midstream Business” means the businesses and activities conducted by the Midstream Companies and excluding the Spin-Off Companies and the businesses and activities conducted by the Spin-Off Companies.

“Midstream Business Employee” means, as of any date, the Employees who are dedicated solely to the Midstream Business.

“Midstream Companies” means APL GP, Atlas America Mid-Continent, Inc., APL and APL’s Subsidiaries.

“NYSE” means the New York Stock Exchange.

“Other Parties” means (i) with respect to the Partnership and Partnership GP, Parent and Merger Sub, and (ii) with respect to Parent and Merger Sub, the Partnership and Partnership GP.

“Parent Bylaws” means the Amended and Restated Bylaws of Parent December 10, 2010, as amended.

“Parent Certificate of Incorporation” means the Certificate of Incorporation of Parent as filed with the Secretary of State of Delaware on December 10, 2010, as amended.

“Parent Employee” means any employee of Parent or its Subsidiaries.

“Parent Financial Advisors” means Wells Fargo Securities, LLC.

“Parent Shares” means the shares representing common stock of Parent having the rights and obligations specified with respect to “Common Stock” as set forth in the Parent Certificate of Incorporation and Parent Bylaws.

“Parent Stockholders” means the holders of outstanding Parent Shares.

“Partnership 2014/2015 Budget” means the Partnership’s 2014 and 2015 capital expenditure forecast as most recently furnished by the Partnership to Parent and/or Parent’s Representatives prior to the date of this Agreement.

“Partnership 401(k) Plan” means the Atlas Energy, L.P. Investment Savings Plan.

“Partnership Certificate of Limited Partnership” means the certificate of limited partnership of the Partnership as filed with the Secretary of State of the State of Delaware on December 15, 2005, as amended.

“Partnership Credit Agreements” means the Amended and Restated Credit Agreement, dated as of July 31, 2013 (as amended, restated, supplemented or otherwise modified), among the Partnership, each lender from time to time party thereto and Wells Fargo, NA, as administrative agent, and the Secured Term Loan Credit Agreement, dated as of July 31, 2013 (as amended, restated, supplemented or otherwise modified), among the Partnership, each lender from time to time party thereto and Deutsche Bank AG New York Branch, as administrative agent.

“Partnership GP Certificate of Formation” means the certificate of formation of the Partnership GP as filed with the Secretary of State of the State of Delaware on December 15, 2005.

“Partnership Financial Advisors” means Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and RBC Capital Markets, LLC.

“Partnership GP Agreement” means the Limited Liability Company Agreement of Partnership GP, dated as of February 17, 2011, as amended.

“Partnership Senior Notes” means the Partnership’s 6.625% Senior Notes due 2020, 5.875% Senior Notes due 2023 and 4.75% Senior Notes due 2021.

“Partnership Unitholders” means the holders of outstanding Partnership Units.

“Partnership Units” means the common units representing limited partner interests in the Partnership having the rights and obligations specified with respect to “Common Units” as set forth in the Existing Partnership Agreement.

“Party” means a party to this Agreement.

“Permitted Encumbrances” means:

(a) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s Liens and other similar Liens arising in the ordinary course of business for amounts not yet delinquent and Liens for Taxes or assessments that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith in the ordinary course of business and for which adequate accruals or reserves have been established by the party responsible for payment thereof;

(b) Liens incurred in the ordinary course of business on cash or securities pledged in connection with workmen’s compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts (other than for Indebtedness) entered into in the ordinary course of business;

(c) customary Liens for the fees, costs and expenses of trustees and escrow agents pursuant to the indenture, escrow agreement or other similar agreement establishing such trust or escrow arrangement;

(d) such title defects as Parent (in the case of title defects with respect to properties or assets of the Partnership or its Subsidiaries) or the Partnership (in the case of title defects with respect to properties or assets of Parent or its Subsidiaries), as applicable, may have expressly waived in writing or that do not materially interfere with the continued use of the property or asset affected;

(e) rights reserved to or vested in any Governmental Authority to control or regulate any of the Partnership’s or Parent’s or their respective Subsidiaries’ properties or assets in any manner;

(f) Liens existing on the date of this Agreement securing any Indebtedness;

(g) all easements, zoning restrictions, rights-of-way, servitudes, permits, surface leases, leasehold estates and other similar rights in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the properties of the Partnership or Parent or any of their respective Subsidiaries that have been granted in the ordinary course of business and do not materially interfere with the continued use of the property or asset affected;

(h) any Liens discharged at or prior to the Effective Time;

(i) any Liens arising under or pursuant to the express terms of the Partnership Organizational Documents or the Parent Organizational Documents or the organizational documents of any of their respective Subsidiaries;

(j) any Liens disclosed on the most recent consolidated balance sheet of the Partnership or Parent, as applicable, included as of the date hereof in the Partnership Financial Statements or the Parent Financial Statements, as applicable; and

(k) all other Liens, charges, encumbrances, defects and irregularities not arising in connection with Indebtedness, any encroachments, overlapping improvements, and other state of facts as would be shown on an accurate survey of any real property, in each case, that are not such as to materially interfere with the operation, value or continued use of the property or asset affected.

“Person” means any individual, corporation, limited liability company (or any series thereof), limited or general partnership (or any series thereof), limited liability partnership, limited liability limited partnership, joint venture, association, joint stock company, trust, unincorporated organization, Governmental Authority, or any group comprised of two or more of the foregoing.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, seeping, dumping or disposing.

“Representatives” means with respect to a Person, its directors, officers, employees, agents and representatives, including any investment banker, financial advisor, financing source, attorney, accountant or other advisor, agent or representative.

“Required Information” means (x) audited consolidated financial statements of the Retained Companies for the three fiscal years most recently ended prior to the Merger and at least 90 days prior to the Closing Date and (y) unaudited consolidated financial statements of the Retained Companies for any interim quarterly periods that have ended since the most recent of such audited financial statements and at least 45 days prior to the Closing Date.

“Retained Companies” means the Partnership, Partnership GP and all of the Midstream Companies.

“Rights” means, with respect to any Person, (a) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating such Person (or the general partner of such Person) to issue, transfer or sell any partnership or other equity interest of such Person or any of its Subsidiaries or any securities convertible into or exchangeable for such partnership interests or equity interests, or (b) contractual obligations of such Person (or the general partner of such Person) to repurchase, redeem or otherwise acquire any partnership interest or other equity interest in such Person or any of its Subsidiaries or any such securities or agreements listed in clause (a) of this definition.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“SpinCo Common Units” has the meaning set forth in the Separation Agreement.

“Spin-Off Companies” means SpinCo and all of the Partnership’s Subsidiaries and other entities in which Partnership has a direct or indirect ownership (other than Partnership GP and the Midstream Companies), including Atlas Resource Partners GP, LLC, Atlas Resource Partners, L.P. and its Subsidiaries, Atlas Lightfoot, LLC and its Subsidiaries, Atlas Growth Partners, L.P., Atlas Growth Partners GP, LLC, Atlas Energy Company, LLC, Atlas Production Company, LLC and Atlas Energy Holdings Corp.

“SpinCo Employees” means, as of any date, all Employees other than the Midstream Business Employees.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries (except as the term is used in the definition of “Spin-Off Companies”); provided, that, except as otherwise expressly provided herein, none of the Spin-Off Companies shall be deemed Subsidiaries of the Partnership or Partnership GP.

“Systems” means the natural gas, liquefied natural gas, natural gas liquid, crude oil, and other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery and equipment that are owned by the Partnership or any of its Subsidiaries and used for the conduct of the business of the Partnership and the Midstream Business as presently conducted.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under state or federal Law.

“Tax Law” means any Law relating to Taxes.

“Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

“Taxes” means all taxes, charges, fees, levies or other assessments, including all net income, gross income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, custom duties, or other similar assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Authority, whether disputed or not.

“Transaction Agreements” means this Agreement, the APL Merger Agreement, the Separation Agreement and the Employee Matters Agreement.

1.2 Terms Defined Elsewhere. For purposes of this Agreement, the following terms have the meanings set forth in the sections indicated:

Term	Section
4062(e) Event	5.18(f)
Action	7.11(a)
Affiliate	1.1
Agreement	Preamble
Alternative Proposal	7.3(h)(i)
Antitrust Laws	7.1(a)
APL	Recitals
APL ATM Program	4.1(b)
APL Common Units	5.2(a)
APL Class D Preferred Shares	5.2(a)
APL Class E Preferred Shares	5.2(a)
APL Equity Awards	5.2(a)
APL GP	Recitals
APL IDRs	5.2(a)
APL Merger	Recitals
APL Merger Agreement	Recitals
APL Partnership Agreement	5.1
APL Phantom Units	5.2(a)
APL Unit Options	5.2(a)
Average Closing Price	1.1
Balance Sheet Date	5.9
Book-Entry Units	3.2
Business Day	1.1
Cash Consideration	3.1(c)
CERCLA	1.1
Certificate	3.2
Certificate of Merger	2.1(b)
Claim	7.11(a)
Class D Preferred PIK Distributions	4.1(b)
Closing	2.2
Closing Date	2.2
Code	1.1
Confidentiality Agreement	1.1
Continuing Employees	7.14(a)
control	1.1
controlled by	1.1
controlling	1.1
Debt Commitment Letter	1.1
Debt Financing	7.16(a)
Debt Offer	7.16(b)

Term	Section
Derivative	1.1
DGCL	1.1
Distribution	7.17(a)
DLLCA	1.1
DRULPA	1.1
Effective Time	2.1(b)
Employee Benefit Plan	1.1
Employee Matters Agreement	1.1
Employees	1.1
Environmental Law	1.1
Environmental Permit	1.1
Equity Consideration	3.1(c)
ERISA	1.1
ERISA Affiliate	1.1
Exchange Act	1.1
Exchange Agent	3.3(a)
Exchange Fund	3.3(a)
Exchange Ratio	3.1(c)
Excluded Units	3.1(d)
Existing Partnership Agreement	1.1
Expenses	9.4(j)
Finance Related Parties	10.14
Financing Sources	10.14
GAAP	1.1
Governmental Authority	1.1
Hazardous Material	1.1
HSR Act	1.1
Hydrocarbons	1.1
Indebtedness	1.1
Indemnification Expenses	7.11(a)
Indemnified Parties	7.11(a)
Joint Proxy Statement	5.6
Knowledge	1.1
Law	1.1
Letter of Transmittal	3.3(b)
Lien	1.1
Material Adverse Effect	1.1
Maximum Amount	7.11(c)
Merger	2.1(a)
Merger Consideration	3.1(c)
Merger Sub	Preamble
Midstream Business	1.1
Midstream Business Employees	1.1
Midstream Companies	1.1
New Common Shares	3.1(c)

Term	Section
New Plans	7.14(b)
NGLS	Recitals
NGLS Common Units	6.2(a)
NGLS Equity Awards	6.2(a)
NGLS GP	Recitals
NGLS IDRs	6.2(a)
NGLS Merger Sub	Recitals
NGLS Partnership Agreement	6.1
Notice Period	7.3(e)(i)
NYSE	1.1
Offer Documents	7.16(b)
Old Plans	7.14(b)
Other Parties	1.1
Outside Date	9.1(e)
Parent	Preamble
Parent 401(k) Plan	7.14(d)
Parent Alternative Proposal	9.4(i)
Parent Board	Recitals
Parent Board Recommendation	7.2(c)
Parent Bylaws	1.1
Parent Cafeteria Plans	7.14(e)
Parent Certificate of Incorporation	1.1
Parent Change in Recommendation	7.4(a)
Parent Disclosure Schedule	4.2
Parent Employee	6.18(a)
Parent Employee Benefit Plan	6.18(a)
Parent Entities	Preamble
Parent Equity Awards	6.2(a)
Parent Financial Advisors	1.1
Parent Financial Statements	6.7(b)
Parent Intellectual Property	6.19
Parent Intervening Event	7.4(b)
Parent Material Adverse Effect	Article VI
Parent Material Agreement	6.12
Parent Meeting	5.6
Parent Organizational Documents	6.1
Parent Permits	6.11(b)
Parent Preferred Stock	6.2(a)
Parent Preferred Units	1.1
Parent Restricted Share Award	3.5(c)(ii)
Parent SEC Documents	Article VI
Parent Share Issuance	Recitals
Parent Shares	1.1
Parent Stockholder Approval	8.1(a)(ii)
Parent Stockholders	1.1

Term	Section
Parent Subsidiary Documents	5.1
Parent Support Agreement	Recitals
Partnership	Preamble
Partnership 2014/2015 Budget	4.1(a)
Partnership 401(k) Plan	1.1
Partnership Board	Recitals
Partnership Board Recommendation	7.2(b)
Partnership Certificate of Limited Partnership	1.1
Partnership Change in Recommendation	7.3(d)
Partnership Disclosure Schedule	4.1
Partnership Employee Benefit Plan	5.18(a)
Partnership Entities	Preamble
Partnership Equity Awards	3.5(b)(ii)
Partnership Equity Plans	3.5(b)(i)
Partnership Financial Advisors	1.1
Partnership Financial Statements	5.7(b)
Partnership GP	Preamble
Partnership GP Agreement	1.1
Partnership GP Certificate of Formation	1.1
Partnership Intellectual Property	5.19
Partnership Intervening Event	7.3(f)
Partnership Material Adverse Effect	Article V
Partnership Material Agreement	5.12(a)
Partnership Meeting	5.6
Partnership Organizational Documents	5.1
Partnership Parties	10.14
Partnership Permits	5.11(b)
Partnership Phantom Unit	3.5(b)(ii)
Partnership Related Party Transaction	5.20
Partnership SEC Documents	Article V
Partnership Senior Notes	1.1
Partnership Subsidiary Documents	5.1
Partnership Support Agreement	Recitals
Partnership Unitholder Approval	8.1(a)(i)
Partnership Unitholders	1.1
Partnership Unit Option	3.5(b)(ii)
Partnership Units	1.1
Party	1.1
PBGC	5.18(f)
Pension Plan	5.18(f)
Permitted Encumbrances	1.1
Per Unit Cash Consideration	3.5(h)(ii)
Person	1.1
Proceedings	5.15
Registration Statement	6.6

Term	Section
Regular Distribution	3.2
Release	1.1
Representatives	1.1
Required Information	1.1
Retained Companies	1.1
Rights	1.1
SEC	1.1
Securities Act	1.1
Separation	7.17(a)
Separation Agreement	7.17(a)
SpinCo	Recitals
SpinCo Cafeteria Plans	7.14(e)
SpinCo Common Units	1.1
SpinCo Employees	1.1
SpinCo GP	7.17(a)
SpinCo Transaction	7.17(a)
Spin-Off Companies	1.1
Subsidiary	1.1
Superior Proposal	7.3(h)(ii)
Surviving Entity	2.1(a)
Systems	1.1
Takeover Law	1.1
Tax Law	1.1
Tax Return	1.1
Taxes	1.1
Termination Fee	9.4(j)
Transaction Agreements	1.1
Transactions	Recitals
Transferred Assets	7.17(a)
Transaction Cafeteria Plan Balances	7.14(e)
under common control with	1.1

1.3 Interpretation. Unless expressly provided for elsewhere in this Agreement, this Agreement will be interpreted in accordance with the following provisions:

(a) the words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof,” and other equivalent words refer to this Agreement as an entirety and not solely to the particular portion, article, section, subsection or other subdivision of this Agreement in which any such word is used;

(b) examples are not to be construed to limit, expressly or by implication, the matter they illustrate;

(c) the word “including” and its derivatives means “including without limitation” and is a term of illustration and not of limitation;

(d) all definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or in the plural and correlative forms of defined terms have corresponding meanings;

(e) the word “or” is not exclusive and has the inclusive meaning represented by the phrase “and/or”;

(f) a defined term has its defined meaning throughout this Agreement and each exhibit and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;

(g) all references to prices, values or monetary amounts refer to United States dollars;

(h) wherever used herein, any pronoun or pronouns will be deemed to include both the singular and plural and to cover all genders;

(i) this Agreement has been jointly prepared by the Parties, and this Agreement will not be construed against any Person as the principal draftsperson hereof or thereof and no consideration may be given to any fact or presumption that any Party had a greater or lesser hand in drafting this Agreement;

(j) the captions of the articles, sections or subsections appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or extent of such section, or in any way affect this Agreement;

(k) any references herein to a particular Section, Article, Annex or Schedule means a Section or Article of, or an Annex or Schedule to, this Agreement unless otherwise expressly stated herein;

(l) the Schedules attached hereto are incorporated herein by reference and will be considered part of this Agreement;

(m) unless otherwise specified herein, all accounting terms used herein will be interpreted, and all determinations with respect to accounting matters hereunder will be made, in accordance with GAAP, applied on a consistent basis;

(n) all references to days mean calendar days unless otherwise provided; and

(o) all references to time mean Houston, Texas time.

ARTICLE II

THE MERGER; EFFECTS OF THE MERGER

2.1 The Merger.

(a) The Merger and Surviving Entity. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DRULPA and the DLLCA, at the

Effective Time, Merger Sub will merge with and into the Partnership (the “Merger”), the separate existence of Merger Sub will cease, and the Partnership will survive and continue to exist as a Delaware limited partnership (the Partnership, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Entity”).

(b) Effectiveness and Effects of the Merger. Subject to provisions of this Agreement, the Merger will become effective upon the filing of a properly executed certificate of merger (the “Certificate of Merger”) with the office of the Secretary of State of the State of Delaware or such later date and time as may be agreed to by Parent and the Partnership and set forth in such Certificate of Merger (the “Effective Time”), in accordance with the DRULPA and the DLLCA. The Merger will have the effects set forth in this Agreement and the applicable provisions of the DRULPA and the DLLCA.

(c) Certificate of Limited Partnership and Agreement of Limited Partnership. At the Effective Time, (i) the Partnership Certificate of Limited Partnership will remain unchanged and will be the certificate of limited partnership of the Surviving Entity until duly amended in accordance with applicable Law and (ii) the Existing Partnership Agreement will be the agreement of limited partnership of the Surviving Entity until duly amended in accordance with the terms thereof and applicable Law.

(d) Admission as Partner. At the Effective Time, (a) by virtue of the Merger, notwithstanding anything to the contrary in the Existing Partnership Agreement, Parent is hereby admitted as the sole limited partner of the Partnership and will hold all limited partner interests in the Partnership, (b) Partnership GP shall continue as the general partner of the Partnership, and (c) the Partnership shall continue without dissolution.

(e) Distribution of Partnership GP. At the Effective Time, the Partnership will distribute all of its right, title and interest in the equity securities of Partnership GP to Parent.

2.2 Closing. Subject to the provisions of Article VIII, the closing of the Merger and the other transactions contemplated hereby (the “Closing”) will occur on (a) the third Business Day after the day on which the last of the conditions set forth in Article VIII (excluding conditions that, by their nature, cannot be satisfied until the Closing Date, but subject to the satisfaction or waiver of those conditions) have been satisfied or waived in accordance with the terms of this Agreement or (b) such other date to which Parent and the Partnership may agree in writing. The date on which the Closing occurs is referred to as the “Closing Date.” The Closing of the transactions contemplated by this Agreement will take place at the offices of Vinson & Elkins L.L.P., 1001 Fannin Street, Suite 2500, at 10:00 a.m. on the Closing Date.

ARTICLE III

MERGER CONSIDERATION; EXCHANGE PROCEDURES

3.1 Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Partnership, Partnership GP or any holder of Parent securities or Partnership Units:

(a) All of the limited liability company interests in Merger Sub outstanding immediately prior to the Effective Time will be automatically converted into the sole limited partner interest in the Partnership.

(b) The general partner interest in the Partnership issued and outstanding immediately prior to the Effective Time will remain outstanding in the Surviving Entity in the form set forth in the Existing Partnership Agreement, and Partnership GP, as the holder of such general partner interest, will continue as the sole general partner of the Surviving Entity as set forth in the Existing Partnership Agreement. At the Effective Time, the books and records of the Partnership will be revised to reflect that all limited partners of the Partnership immediately prior to the Effective Time cease to be limited partners of the Partnership pursuant to the terms of this Agreement and that Parent is the sole limited partner of the Partnership, and the Partnership will continue without dissolution.

(c) Each Partnership Unit issued and outstanding immediately prior to the Effective Time (excluding any Excluded Units) will be converted into the right to receive (i) 0.1809 Parent Shares (the “Equity Consideration,” and such ratio, the “Exchange Ratio”), which Parent Shares will be duly authorized and validly issued in accordance with applicable Laws (such Parent Shares described in this clause (c) are referred to herein as the “New Common Shares”) and (ii) cash in amount of $9.12 (the “Cash Consideration” and together with the Equity Consideration, the “Merger Consideration”).

(d) Notwithstanding anything to the contrary in this Agreement, at the Effective Time, all Partnership Units owned immediately prior to the Effective Time by the Partnership (collectively, the “Excluded Units”) or its wholly-owned Subsidiaries or by Parent or its wholly-owned Subsidiaries will automatically be cancelled and no consideration will be received therefor.

3.2 Rights As Unitholders; Unit Transfers. All Partnership Units converted into the right to receive the Merger Consideration pursuant to Section 3.1(c) will cease to be outstanding and will automatically be canceled and will cease to exist when converted as a result of and pursuant to the Merger. At the Effective Time, each holder of a certificate representing Partnership Units (a “Certificate”) and each holder of non-certificated Partnership Units, represented by book-entry (“Book-Entry Units”) will cease to be a limited partner of the Partnership and cease to have any rights with respect thereto, except the right to receive, (a) the Merger Consideration, (b) any cash to be paid in lieu of any fractional New Common Share in accordance with Section 3.3(d), and (c) any distributions in accordance with Section 3.3(c); provided, however, that the rights of (i) any holder of the Partnership Equity Awards will be as set forth in Section 3.5, and (ii) Parent and its Subsidiaries, and the Partnership and its Subsidiaries will be as set forth in Section 3.1(d). In addition, holders as of the relevant record date of Partnership Units outstanding immediately prior to the Effective Time will have continued rights to any distribution, without interest, with respect to such Partnership Units, with a record date occurring prior to the Effective Time that may have been declared or made by the Partnership with respect to such units in accordance with the terms of the Existing Partnership Agreement and this Agreement and which remains unpaid as of the Effective Time (a “Regular Distribution”). Regular Distributions by the Partnership are not part of the Merger Consideration, and will be paid on the payment date set therefor to such holders of Partnership

Units, whether or not they exchange their Partnership Units, pursuant to Section 3.3. At the Effective Time, the unit transfer books of the Partnership will be closed immediately and there will be no further registration of transfers on the unit transfer books of the Partnership with respect to Partnership Units.

3.3 Exchange of Certificates.

(a) Exchange Agent. Prior to the Effective Time, Parent will appoint a commercial bank or trust company reasonably acceptable to the Partnership to act as exchange agent hereunder for the purpose of exchanging Partnership Units for the Merger Consideration as required by this Article III (the “Exchange Agent”). On the Closing Date, promptly after the Effective Time, Parent will deposit, or cause to be deposited, with the Exchange Agent for the benefit of the holders of the applicable Partnership Units, for exchange in accordance with this Article III, through the Exchange Agent, New Common Shares and cash as required by this Article III. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any distributions pursuant to Section 3.3(c) and to make payments in lieu of any fractional New Common Shares pursuant to

Section 3.3(d), in each case without interest. Any cash (including as payment for any fractional New Common Shares in accordance with Section 3.3(d) and any distributions with respect to such fractional New Common Shares in accordance with Section 3.3(c)) and New Common Shares deposited with the Exchange Agent are hereinafter referred to as the “Exchange Fund.” The Exchange Agent will, pursuant to irrevocable instructions from Parent, deliver the Merger Consideration contemplated to be paid for Partnership Units pursuant to this Agreement out of the Exchange Fund. Except as contemplated by Sections 3.3(c) and 3.3(d), the Exchange Fund will not be used for any other purpose.

(b) Exchange Procedures. Promptly after the Effective Time, Parent will instruct the Exchange Agent to mail to each record holder of Partnership Units as of the Effective Time (other than the Partnership and its Subsidiaries and Parent and its Subsidiaries) (i) a letter of transmittal (specifying that in respect of certificated Partnership Units, delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Exchange Agent, and which will be in customary form and agreed to by Parent and the Partnership prior to the Effective Time) (the “Letter of Transmittal”) and (ii) instructions (in customary form and agreed to by Parent and the Partnership prior to the Effective Time) for use in effecting the surrender of the Certificates or Book-Entry Units in exchange for the Merger Consideration payable in respect of Partnership Units represented by such Certificates or Book-Entry Certificates, as applicable. Promptly after the Effective Time, upon surrender of Certificates, if any, for cancellation to the Exchange Agent together with such letters of transmittal, properly completed and duly executed, and such other documents (including in respect of Book-Entry Units) as may be reasonably required pursuant to such instructions, each holder who held Partnership Units immediately prior to the Effective Time (other than the Partnership and its Subsidiaries and Parent and its Subsidiaries) will be entitled to receive upon surrender of the Certificates or Book-Entry Units therefor (x) New Common Shares representing, in the aggregate, the whole number of New Common Shares that such holder has the right to receive pursuant to Section 3.1(c) (after taking into account all Partnership Units then held by such holder) and (y) a check in an amount equal to the aggregate amount of the cash that such holder has the right to receive with respect to such Partnership Units pursuant to Section 3.3(c)

and Section 3.3(d). No interest will be paid or accrued on any Merger Consideration, any cash payment in lieu of fractional New Common Shares, any Parent distributions payable pursuant to Section 3.3(c) or any Regular Distribution. In the event of a transfer of ownership of Partnership Units that is not registered in the transfer records of the Partnership or the Merger Consideration, as applicable, and any Parent distributions payable pursuant to Section 3.3(c) payable in respect of such Partnership Units may be paid to a transferee, if the Certificate representing such Partnership Units or evidence of ownership of the Book-Entry Units is presented to the Exchange Agent, and in the case of both certificated and book-entry Partnership Units, accompanied by all documents reasonably required to evidence and effect such transfer and the Person requesting such exchange will pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the Merger Consideration, in any name other than that of the record holder of such Partnership Units, or will establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable. Until such required documentation has been delivered and Certificates, if any, have been surrendered, as contemplated by this Section 3.3, each Certificate or Book-Entry Unit will be deemed at any time after the Effective Time to represent only the right to receive upon such delivery and surrender the Merger Consideration, payable in respect of Partnership Units, and any cash or distributions to which such holder is entitled pursuant to Section 3.3(c), Section 3.3(d) and (without the necessity of such surrender) Regular Distributions.

(c) Distributions with Respect to Unexchanged Partnership Units. No distributions declared or made with respect to Parent Shares with a record date after the Effective Time will be paid to the holder of any Partnership Units with respect to New Common Shares that such holder would be entitled to receive in accordance herewith and no cash payment in lieu of fractional New Common Shares will be paid to any such holder until such holder has delivered the required documentation and surrendered any such Certificates or Book-Entry Units as contemplated by this Section 3.3. Subject to applicable Law, following compliance with the requirements of Section 3.3(b), there will be paid to such holder of New Common Shares issuable in exchange therefor, without interest, (i) promptly after the time of such compliance, the amount of any cash payable in lieu of fractional New Common Shares to which such holder is entitled pursuant to Section 3.3(d) (which shall be paid by the Exchange Agent as provided therein) and the amount of distributions with a record date after the Effective Time theretofore paid with respect to New Common Shares and payable with respect to such New Common Shares, and (ii) promptly after such compliance, or, if later, at the appropriate payment date, the amount of distributions with a record date after the Effective Time but prior to such delivery and surrender and a payment date subsequent to such compliance payable with respect to such New Common Shares (which shall be paid by Parent).

(d) Fractional New Common Shares. No certificates or scrip of New Common Shares representing fractional New Common Shares or book entry credit of the same will be issued upon the surrender of Partnership Units outstanding immediately prior to the Effective Time in accordance with Section 3.3(b), and such fractional interests will not entitle the owner thereof to vote or to have any rights as a holder of any New Common Shares. Notwithstanding any other provision of this Agreement, each holder of Partnership Units converted in the Merger who would otherwise have been entitled to receive a fraction of a New Common Share (after taking into account all Partnership Units exchanged by such holder) will receive, in lieu thereof, cash (without interest rounded up to the nearest whole cent) in an amount equal to the product of (i) the Average Closing Price as of the Closing Date and (ii) the fraction of a New Common Share that such holder would otherwise be entitled to receive pursuant to this Article III. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, Parent will cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof. The parties acknowledge that payment of the Cash Consideration in lieu of issuing fractional shares of New Common Shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional Parent Shares.

(e) Further Rights in Partnership Units. The Merger Consideration issued upon conversion of a Partnership Unit in accordance with the terms hereof (including any cash paid pursuant to Section 3.3(d)) and any declared distributions to be paid on Parent Shares as described in Section 3.3(c) will be deemed to have been issued in full satisfaction of all rights pertaining to such Partnership Unit.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Partnership Units after 180 days following the Effective Time will be delivered to Parent upon demand by Parent and, from and after such delivery, any former holders of Partnership Units who have not theretofore complied with this Article III will thereafter look only to Parent for the Merger Consideration, payable in respect of such Partnership Units, any cash in lieu of fractional New Common Shares to which they are entitled pursuant to Section 3.3(d), or any distributions with respect to New Common Shares to which they are entitled pursuant to Section 3.3(c), in each case, without any interest thereon.

(g) Lost Certificates. If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of an indemnity agreement or a bond, in such amount reasonably determined by Parent, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, payable in respect of Partnership Units represented by such Certificate, any distributions to which the holders thereof are entitled pursuant to Section 3.3(c) and any cash payable in lieu of fractional New Common Shares to which the holders thereof are entitled pursuant to Section 3.3(d).

(h) Withholding. Each of Parent, Merger Sub and the Exchange Agent are entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Partnership Units such amounts or securities as Parent, Merger Sub or the Exchange Agent determines required to deduct and withhold under the Code or any provision of state, local, or foreign Tax Law, with respect to the making of such payment or issuance. To the extent that amounts or securities are so deducted and withheld such amounts will be treated for all purposes of this Agreement as having been paid or issued to the holder of Partnership Units in respect of whom such deduction and withholding was made by Parent, Merger Sub or the Exchange Agent, as the case may be.

(i) Issuance in Book-Entry Form. All New Common Shares to be issued in the Merger will be issued in book-entry form, without physical certificates. Upon the issuance of New Common Shares to the holders of Partnership Units in accordance with this Section 3.3, Parent will reflect such admission on the books and records of Parent.

(j) No Dissenters Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement.

(k) Tax Characterization of Merger and Cash Received. The Partnership and Parent each acknowledges and agrees that for federal income Tax purposes (and applicable state income or franchise tax purposes) the transactions consummated pursuant to this Agreement will, in accordance with IRS Revenue Ruling 99-6; Situation 2, be treated as each holder of a Partnership Common Unit shall be treated as transferring its Common Units in exchange for the Merger Consideration and Parent shall be treated as acquiring the assets of the Partnership deemed distributed to the holders of Partnership Common Units in the deemed liquidation of Partnership. Each of the Partnership and Parent agrees to prepare and file all U.S. federal income Tax Returns in accordance with the foregoing and shall not take any position inconsistent therewith on any such Tax Return, or in the course of any audit, litigation or other proceeding with respect to U.S. federal income Taxes, except as otherwise required by applicable Laws following a final determination by a court of competent jurisdiction or other final administrative decision by an applicable Governmental Authority.

(l) Distribution. Notwithstanding anything in this Agreement to the contrary, the Merger shall not affect the right of any holder of Partnership Units as of the record time for the Distribution to receive its share of SpinCo Common Units pursuant to the Distribution. It is understood that no Partnership Equity Awards existing as of the record time for the Distribution, all of which shall be adjusted in connection with the Distribution pursuant to Section 3.5, shall entitle the holder thereof to receive any SpinCo Common Units in the distribution.

3.4 Anti-Dilution Provisions. Without limiting the covenants in Sections 4.1 and 4.2, in the event the outstanding Partnership Units or Parent Shares shall have been changed into a different number of units or shares or a different class after the date of this Agreement by reason of any subdivisions, reclassifications, splits, unit or share distributions, combinations or exchanges of Partnership Units or Parent Shares (other than the Spin-Off Transactions), the Exchange Ratio will be correspondingly adjusted to provide to the holders of such Partnership Units the same economic effect as contemplated by this Agreement prior to such event.

3.5 Treatment of Equity-Based Awards.

(a) Adjustment of Partnership Equity Awards in Connection with the Spin-Off Transaction. Prior to the actions described in Section 2.1, the Partnership Equity Awards shall be adjusted in accordance with Section 5.2 of the Employee Matters Agreement.

(b) Cancellation and Settlement of SpinCo Employee Partnership Equity Awards.

(i) Partnership Unit Options. Each option to acquire Partnership Units granted under the Partnership’s equity plans (each such option, a “Partnership Unit Option” and such plans, the “Partnership Equity Plans”), whether vested or unvested, that is held by a SpinCo Employee, a non-employee director of the Partnership or APL or a former employee and outstanding immediately prior to the Effective Time, shall, as of the Effective Time, become fully vested and be cancelled and converted into the right to receive the Merger Consideration in respect of each Net Partnership Unit represented by such Partnership Unit Option. Any Partnership Unit Option that has an exercise price per Partnership Unit that is greater than or equal to the Per Unit Cash Consideration shall be cancelled in exchange for no consideration. The holders of the Partnership Unit Options shall receive the payments described in this Section 3.5(b)(i), less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payment, within five (5) Business Days following the Effective Time.

(ii) Partnership Phantom Units. Each phantom unit based on Partnership Units granted under the Partnership Equity Plans (each, a “Partnership Phantom Unit” and, together with the Partnership Unit Options, the “Partnership Equity Awards”), whether vested or unvested, that is held by a SpinCo Employee, a non-employee director of the Partnership or APL or a former employee and outstanding immediately prior to the Effective Time, shall, as of the Effective Time, become fully vested and be cancelled and converted into the right to receive the Merger Consideration in respect of each Partnership Unit underlying such Partnership Phantom Unit. The holders of Partnership Phantom Units shall receive the payments described in the immediately preceding sentence (together with any dividend equivalents corresponding to Partnership Phantom Units that vest in accordance with this Section 3.5(b)(ii)), less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payments, within five (5) Business Days following the Effective Time.

(c) Rollover and Partial Settlement of Midstream Business Employee Partnership Equity Awards.

(i) Vested Partnership Unit Options. Each vested Partnership Unit Option that is held by a Midstream Business Employee and outstanding immediately prior to the Effective Time, shall, as of the Effective Time, be cancelled and converted into the right to receive the Merger Consideration in respect of each Net Partnership Unit represented by such Partnership Unit Option. The holders of the Partnership Unit Options shall receive the payments described in this Section 3.5(c)(i), less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payment, within five (5) Business Days following the Effective Time.

(ii) Unvested Partnership Unit Options. Each unvested Partnership Unit Option that is held by a Midstream Business Employee and outstanding immediately prior to the Effective Time, shall, as of the Effective Time, be cancelled and converted into the right to receive: (A) the Cash Consideration in respect of each Net Partnership Unit represented by such Partnership Unit Option, and (B) a restricted stock award in respect of Parent Shares (a “Parent Restricted Share Award”) with respect to a number of Parent Shares equal to the product of (1) the number of Net Partnership Units represented by such Partnership Unit Option, multiplied by (2) the Equity Consideration. Any Partnership Unit Option that has an exercise price per Partnership Unit that is greater than or equal to the Per Unit Cash Consideration shall be cancelled in exchange for no consideration. The holders of the Partnership Unit Options shall receive the payments described in this Section 3.5(c)(ii), less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payment, within five (5) Business Days following the Effective Time. Except as otherwise provided in this Section 3.5(c)(ii), each such Parent Restricted Share Award issued pursuant to this Section 3.5(c)(ii) shall continue to have, and shall be subject to, the same material terms and conditions and same vesting conditions (but excluding any terms and conditions unique to options) as applied to the corresponding Partnership Unit Option immediately prior to the Effective Time, and shall settle in Parent Shares upon vesting.

(iii) Partnership Phantom Units. Each Partnership Phantom Unit that is held by a Midstream Business Employee and outstanding immediately prior to the Effective Time, shall, as of the Effective Time, be cancelled and converted into the right to receive: (A) the Cash Consideration in respect of each Partnership Unit underlying such Partnership Phantom Unit and (B) a Parent Restricted Share Award with respect to a number of Parent Shares equal to the product of (1) the number of Partnership Units underlying such Partnership Phantom Unit, multiplied by (2) the Equity Consideration. The holders of Partnership Phantom Units shall receive the payments described in the immediately preceding sentence (together with any dividend equivalents corresponding to Partnership Phantom Units that vest in accordance with this Section 3.5(c)(iii)), less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payments, within five (5) Business Days following the Effective Time. Except as otherwise provided in this Section 3.5(c)(iii), each such Parent Restricted Share Award assumed and converted pursuant to this Section 3.5(c)(iii) shall continue to have, and shall be subject to, the same material terms and conditions and the same vesting conditions as applied to the corresponding Partnership Phantom Unit immediately prior to the Effective Time, and shall settle in Parent Shares upon vesting.

(d) Certain Tax Considerations. The actions contemplated by this Section 3.5 shall be taken in accordance with Section 409A of the Code. The aggregate amount required to be withheld from any holder of Partnership Equity Awards in connection with the payments described in Sections 3.5(b) and 3.5(c) shall first be applied to reduce the portion of such payments payable in the form of Parent Shares and, to the extent such withholding amount exceeds the portion of such payments payable in the form of Parent Shares, such excess shall be applied to reduce the portion of such payments payable in cash.

(e) Termination of Partnership Equity Plans; Issuance of Parent Restricted Share Awards. Prior to the Effective Time, the Partnership shall take all actions necessary to terminate each of the Partnership Equity Plans, effective as of and subject to the occurrence of the Effective Time. At the Effective Time, Parent shall issue the Parent Restricted Share Awards in accordance with Sections 3.5(c)(ii) and 3.5(c)(iii).

(f) Parent Actions. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of Parent Shares for delivery with respect to the settlement of Partnership Equity Awards contemplated by Sections 3.5(b) and 3.5(c)(i). Parent shall include in the Registration Statement a number of Parent Shares sufficient to satisfy the settlement of Partnership Equity Awards contemplated by Sections 3.5(b) and 3.5(c)(i). Parent shall take all corporate action reasonably necessary to reserve for issuance a sufficient number of Parent Shares for delivery upon settlement of the Parent Restricted Share Awards issued by it in accordance with Sections 3.5(c)(ii) and 3.5(c)(iii). As soon as reasonably practicable after the Effective Time, if and to the extent necessary to cause a sufficient number of Parent Shares to be registered and issuable with respect to Parent Restricted Share Awards, Parent shall file a post-effective amendment to the Registration Statement or a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the Parent Shares subject to Parent Restricted Share Awards and shall use its reasonable commercial efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Parent Restricted Share Awards remain outstanding. As soon as reasonably practicable following the Effective Time, Parent shall deliver to each holder of a Parent Restricted Share Award issued by Parent an appropriate notice setting forth such holder’s rights pursuant to the such Parent Restricted Share Award.

(g) Reasonable Best Efforts. Each of the parties hereto shall use its reasonable best efforts to take any actions reasonably necessary to effectuate the transactions contemplated by this Section 3.5, including, without limitation, having the applicable board or committee administering the plans governing the affected awards adopt resolutions necessary to effect the foregoing or obtaining any required consents.

(h) Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Net Partnership Unit” means, with respect to a Partnership Unit Option, the quotient of (A) the product of (1) the excess, if any, of the Per Unit Cash Consideration over the per unit exercise price of such Partnership Unit Option, multiplied by (2) the number of Partnership Units underlying such Partnership Unit Option, divided by (B) the Per Unit Cash Consideration.

(ii) “Per Unit Cash Consideration” means the sum of (A) the Cash Consideration plus (B) the product of (1) the Equity Consideration multiplied by (2) the Average Closing Price.

ARTICLE IV

ACTIONS PENDING MERGER

4.1 Conduct of Business by the Partnership. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, and except (i) as expressly contemplated or provided by the Transaction Agreements, (ii) as may be required by applicable Law, (iii) as set forth in Section 4.1 of the disclosure letter delivered by the Partnership to Parent (the “Partnership Disclosure Schedule”), or (iv) with the prior written consent of Parent (which consent will not be unreasonably withheld with respect to clauses (a), (d), (g), (h) or (i) of this Section 4.1), the Partnership will not (and Partnership GP will not take any such action on its own behalf or on behalf of the Partnership), and will cause each of its Subsidiaries not to:

(a) (i) conduct its business and the business of its Subsidiaries other than in the ordinary course consistent with past practice; provided, that no action by the Partnership or its Subsidiaries with respect to matters specifically addressed by any other provision of Section 4.1 shall be deemed a breach of this Section 4.1(a)(i) unless such action would constitute a breach of such other provision, (ii) fail to use commercially reasonable efforts to preserve intact its business organizations, goodwill and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates or (iii) take any action that adversely affects the ability of any Party to obtain any approvals required under the HSR Act for the transactions contemplated hereby;

(b) (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity or any additional Rights or (ii) enter into any agreement with respect to the foregoing, in each case except for (A) issuances of Partnership Units upon the exercise or settlement of any Partnership Equity Awards outstanding on the date hereof in accordance with the terms of the Partnership Equity Plans, (B) the sale of Partnership Units in connection with the exercise or settlement of Partnership Equity Awards if necessary to effectuate an option direction upon exercise or for withholding of Taxes, and (C) distributions on the APL Class D Preferred Units paid in the ordinary course of business in additional APL Class D Preferred Units in accordance with the APL’s Partnership Agreement (the “Class D Preferred PIK Distributions”);

(c) (i) split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or (ii) repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase, redeem or otherwise acquire any membership, partnership or other equity interests or Rights, except upon the forfeiture of Partnership Equity Awards in connection with the terms thereof or to satisfy any Tax withholding obligations of the holder thereof or net unit settlements made in connection with the vesting or settlement of Partnership Equity Awards or as required by the terms of any Partnership Employee Benefit Plan;

(d) (i) sell, lease, transfer, exchange, dispose of, license or convey all or any portion of its assets, business or properties, other than (A) in the ordinary course of business (including sales, transfers and dispositions of commodities and Hydrocarbons), (B) any individual sales, leases, dispositions or discontinuances for consideration not in excess of $15,000,000, (C) any sale, lease, transfer, exchange, disposal, license, or conveyance of assets, business or properties to APL or any Subsidiary thereof or (D) any distributions expressly permitted under Section 4.1(e); (ii) except as set forth in the Partnership 2014/2015 Budget, acquire, by merger or otherwise, or lease any assets or all or any portion of the business or property of any other entity with a value in excess of $25,000,000; provided, that the Partnership shall not, and shall not permit its Subsidiaries to, make any acquisition that would reasonably be expected to materially impede or delay the consummation of the Merger or the other Transactions, (iii) merge, consolidate or enter into any other business combination transaction with any Person, other than mergers or consolidations solely among the Partnership and its wholly-owned Subsidiaries or among its wholly-owned Subsidiaries, or (iv) convert from a limited partnership or limited liability company, as the case may be, to any other business entity;

(e) make or declare dividends or distributions (i) to the holders of Partnership Units that are special or extraordinary distributions or that are in a cash amount in excess of $0.55 per Partnership Unit per quarter, or (ii) to the holders of any other units of or interests in the Partnership;

(f) amend (i) the Partnership Certificate of Limited Partnership or the Existing Partnership Agreement, or (ii) the governing documents of any of its significant Subsidiaries;

(g) enter into any contract, agreement or arrangement that would be a Partnership Material Agreement (other than contracts for the sale, purchase, transfer, processing, treatment, gathering, storage or disposition of commodities and Hydrocarbons in the ordinary course);

(h) modify or amend in any material respect, terminate or assign, or waive or assign any rights under any Partnership Material Agreement (other than contracts for the sale, purchase, transfer, processing, treatment, gathering, storage or disposition of commodities and Hydrocarbons in the ordinary course) or any Partnership Permit, in each case, in a manner which is materially adverse to the Partnership or any of its Subsidiaries;

(i) waive, release, assign, settle or compromise any material claim, action or proceeding, including any state or federal regulatory proceeding seeking damages or any injunction or other equitable relief, other than waivers, releases, assignments, settlements or compromises (A) equal to or less than the amounts reserved with respect thereto on the Partnership Financial Statements or (B), except as provided in clause (A), that do not exceed $10,000,000 in the aggregate;

(j) implement or adopt any change in its GAAP accounting principles, practices or methods, other than as may be required by GAAP or any other applicable Law;

(k) fail to use commercially reasonable efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is substantially similar to the insurance maintained by it at present;

(l) (i) change, in any material respect, any of its express or deemed elections relating to Taxes, including elections for any and all joint ventures, partnerships, limited liability companies or other investments where it has the capacity to make such binding election, (ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, (iii) amend in any material respect any Tax Return, or (iv) change, in any material respect, any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income Tax Return for the most recent taxable year for which a return has been filed, except as may be required by applicable Law;

(m) take any action or fail to take any action that would reasonably be expected to cause any of its Subsidiaries to be treated, for U.S. federal income tax purposes, as a corporation (other than Subsidiaries that are currently treated, for U.S. federal income tax purposes, as a corporation);

(n) except as required by applicable Law or any Partnership Employee Benefit Plan, (i) increase the compensation of any Midstream Business Employees whose annual base compensation exceeds $175,000, other than customary increases in the ordinary course of business, consistent with past practice, (ii) grant any severance or termination pay to any employee, officer or director of the Partnership or any of its Subsidiaries, other than grants of severance or termination pay in the ordinary course of business consistent with past practice to any employee who is not an officer or director who is terminated in the ordinary course of business consistent with past practice, (iii) establish, adopt, enter into, amend or terminate any employment or change of control agreement with any Employee, (iv) take any action to accelerate any compensation or fund any rabbi trust or similar arrangement, (v) terminate the employment or services of any Midstream Business Employee whose target annual compensation is greater than $125,000, other than for cause, or (vi) hire any Midstream Business Employee whose target annual compensation is greater than $350,000;

(o) (i) incur, assume, guarantee or otherwise become liable for any Indebtedness (directly, contingently or otherwise), other than (A) borrowings under existing revolving credit facilities, (B) Indebtedness owed by any Partnership Entity or any Subsidiary thereof to any Partnership Entity or any Subsidiary thereof or, (C) guarantees of existing Indebtedness of the Partnership or any Subsidiary thereof to the extent required by the terms thereof, or (D) leases permitted to be incurred pursuant to clause (iii) below, (ii) redeem, repurchase, cancel or otherwise acquire any Indebtedness owed thereby (directly, contingently or otherwise), prior to the stated maturities thereof, other than (A) borrowings under existing credit facilities and (B) repayments of Indebtedness owed to any Partnership Entity or any Subsidiary thereof, (iii) enter into any material leases (whether operating or capital) for amounts exceeding $25,000,000 in the aggregate or (iv) except as set forth in the Partnership 2014/2015 Budget, make or commit to make any capital expenditures in excess of $100,000,000 in the aggregate; provided, however, that notwithstanding anything to the contrary herein, Parent may not incur, assume, guarantee or otherwise become liable for any Indebtedness (directly, contingently or otherwise) under the Partnership Credit Facilities to the extent that the amount required to repay such Partnership Credit Facilities would exceed $240,000,000 as of immediately prior to the Effective Time;

(p) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation;

(q) transfer any assets of the Midstream Companies as of the date of this Agreement to the Spin-Off Companies, or transfer any liabilities of the Spin-Off Companies as of the date of this Agreement to the Midstream Companies;

(r) enter into any Partnership Related Party Transaction;

(s) take any action that would reasonably be expected to materially impede, interfere with, hinder or delay the consummation of the Merger or the transactions contemplated hereby;

(t) take any action to subject the Partnership, Partnership GP or any of the Midstream Companies to material liability (contingent or otherwise) following the Effective

Time with respect to (i) SpinCo or any of the other Spin-Off Companies, (ii) the Spin-Off Transaction, (iii) the SpinCo Employees or (iv) the pre-Closing or post-Closing activities or business of the Spin-Off Companies except for Retained Liabilities and Delayed Assumed Liabilities; or

(u) agree or commit to do anything prohibited by clauses (a) through (t) of this Section 4.1.

Notwithstanding anything to the contrary, with respect to APL and its Subsidiaries, the Partnership’s obligation under this Section 4.1 to take an action or not to take an action shall only apply to the extent not prohibited by the organizational documents and governance arrangements of APL and its Subsidiaries and to the extent not inconsistent with the Partnership’s or its Subsidiaries’ duties (fiduciary or otherwise) to APL or any of its equity holders.

4.2 Conduct of Business by Parent. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, and except (i) as expressly contemplated or provided by the Transaction Agreements, (ii) as may be required by applicable Law, (iii) as set forth in the disclosure letter delivered by Parent to the Partnership (the “Parent Disclosure Schedule”), or (iv) with the prior written consent of the Partnership Board (which consent will not be unreasonably withheld with respect to clauses (a), (d) or (g) of this Section 4.2), Parent will not and will cause each of its respective Subsidiaries not to:

(a) (i) conduct its business and the business of its Subsidiaries other than in the ordinary course in all material respects; provided, that no action by Parent or its Subsidiaries with respect to matters specifically addressed by any other provision of Section 4.2 shall be deemed a breach of this Section 4.2(a)(i) unless such action would constitute a breach of such other provision, (ii) fail to use commercially reasonable efforts to preserve intact its business organizations, goodwill and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates or (iii) take any action that adversely affects the ability of any Party to obtain any approvals required under the HSR Act for the transactions contemplated hereby;

(b) (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity or any additional Rights or (ii) enter into any agreement with respect to the foregoing, in each case except (A) issuance of Parent Shares (x) made in the ordinary course of business or (y) that would not reasonably be expected to materially impede, interfere with, hinder or delay the consummation of the Merger or the transactions contemplated hereby, (B) issuances of Parent Shares upon the exercise or settlement of any Parent Equity Awards outstanding on the date hereof or as may be granted after the date hereof as permitted under this Section 4.2(b), (C) the sale of Parent Shares in connection with the exercise or settlement of Parent Equity awards if necessary to effectuate an option direction upon exercise or for withholding of Taxes, (D) the grant of equity compensation awards at times, in amounts, on terms and conditions and otherwise in the ordinary course of business or (E) issuances of equity by NGLS pursuant to the Equity Distribution Agreement, dated as of May 5, 2014, between NGLS and the managers party thereto in amounts consistent with Parent’s past practice, or any agreement substantially similar in form and substance to such agreement;

(c) (i) split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or (ii) repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase, redeem or otherwise acquire any equity interests or Rights, except for net share settlements made in connection with the vesting of restricted shares, restricted units or as required by the terms of any existing Parent Employee Benefit Plan;

(d) (i) sell, lease, transfer, exchange, dispose of, license, convey or discontinue all or any portion of its assets, business or properties other than (A) in the ordinary course of business (including sales, transfers and dispositions of commodities and Hydrocarbons), (B) any individual sales, leases, dispositions or discontinuances for consideration not in excess of $15,000,000, (C) any joint venture, partnership, joint marketing, joint development or similar strategic transaction or (D) any distributions expressly permitted under Section 4.2(e); (ii) make any acquisition of any other person or business or make loans, advances or capital contributions to, or investments in, any other Person that would reasonably be expected to prevent or materially impede or materially delay the Merger; or (iii) merge, consolidate or enter into any other business combination transaction with any Person, other than mergers or consolidations solely among Parent and its wholly owned Subsidiaries or among its wholly owned Subsidiaries or as permitted by clause (ii) or that would not reasonably be expected to prevent or materially impede or materially delay the Merger;

(e) make or declare dividends or distributions to the holders of Parent Shares that are special or extraordinary distributions, other than dividends or distributions, including increases in such dividends or distributions, made in the ordinary course consistent with past practice pursuant to applicable Parent Board approvals;

(f) amend the Parent Certificate of Incorporation or the Parent Bylaws other than such amendments as would not reasonably be expected to adversely affect the voting rights of holders of Parent Shares;

(g) except in the ordinary course of business, modify or amend in any material respect, terminate or assign, or waive or assign any rights under any Parent Material Agreement or any Parent Permit, in each case, in a manner which would reasonably be expected to result in a Parent Material Adverse Effect;

(h) implement or adopt any material change in its GAAP accounting principles, practices or methods, other than as may be required by GAAP or any applicable Law;

(i) (i) change in any material respect any of its express or deemed elections relating to Taxes, including elections for any and all joint ventures, partnerships, limited liability companies or other investments where it has the capacity to make such binding election, (ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, (iii) amend in any material respect any Tax Return, or (iv) change in any material respect any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income Tax Return for the most recent taxable year for which a return has been filed, except as may be required by applicable Law;

(j) take any action or fail to take any action that would reasonably be expected to cause any of its Subsidiaries to be treated, for U.S. federal income tax purposes, as a corporation (other than Subsidiaries that are currently treated, for U.S. federal income tax purposes, as a corporation);

(k) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation;

(l) take any action that would reasonably be expected to materially impede, interfere with, hinder or delay the consummation of the Merger or the transactions contemplated hereby; and

(m) agree or commit to do anything prohibited by clauses (a) through (l) of this Section 4.2.

Notwithstanding anything to the contrary, with respect to NGLS and its Subsidiaries, Parent’s obligation under this Section 4.2 to take an action or not to take an action shall only apply to the extent not prohibited by the organizational documents and governance arrangements of NGLS and its Subsidiaries and to the extent not inconsistent with Parent’s or its Subsidiaries’ duties (fiduciary or otherwise) to NGLS or any of its equity holders.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PARTNERSHIP

Except as set forth in (a) all forms, registration statements, reports, schedules and statements filed by the Partnership or APL with the SEC under the Exchange Act or the Securities Act since January 1, 2012 and prior to the date of this Agreement, and in each case excluding all exhibits and schedules thereto and documents incorporated by reference therein (collectively, the “Partnership SEC Documents”) (but excluding any disclosure contained in any such Partnership SEC Documents under the heading “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similar heading (other than any historical factual information contained within such headings, disclosure or statements)) or (b) the Partnership Disclosure Schedule prior to the execution of this Agreement (provided, that (i) disclosure in any section of such Partnership Disclosure Schedule is deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on the face of the Partnership Disclosure Schedule that such disclosure is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the mere inclusion of an item in such Partnership Disclosure Schedule as an exception to a representation or warranty is not deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Partnership (a “Partnership Material Adverse Effect”)), the Partnership represents and warrants to Parent and Merger Sub as follows:

5.1 Organization, General Authority and Standing. The Partnership is a limited partnership validly existing and in good standing under the Laws of the State of Delaware. The Partnership has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect. Section 5.1 of the Partnership Disclosure Schedule sets forth a true and complete list of the Retained Companies (other than the Partnership), the Spin-Off Companies and the Partnership’s ownership interest in each Retained Company (other than the Partnership). Each of the Partnership’s Subsidiaries (a) is a limited partnership, corporation or limited liability company, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of organization, (b) has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (c) is duly licensed or qualified to do business and in good standing to do business as a foreign limited partnership, corporation or limited liability company, as the case may be, in each jurisdiction in which the conduct or nature of its business or the ownership, leasing, holding or operating of its properties makes such licensing or qualification necessary, except in each case of clauses (a) through (c), as would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect. The Partnership has made available to Parent true and complete copies of the Partnership Certificate of Limited Partnership, the Existing Partnership Agreement, the Partnership GP Agreement and the Partnership GP Certificate of Formation (the “Partnership Organizational Documents”), the certificate of limited partnership of APL, the Second Amended and Restated Agreement of Limited Partnership of APL dated as of March 9, 2004, as amended (the “APL Partnership Agreement”) and true and complete copies of the certificates of formation and limited liability company agreements (or comparable organizational documents) of each of the other Midstream Companies (other than APL’s Subsidiaries) (collectively, the “Partnership Subsidiary Documents”), in each case as amended to the date of this Agreement. All such Partnership Organizational Documents and Partnership Subsidiary Documents are in full force and effect and the Partnership and its Subsidiaries are not in violation of any of their provisions in any material respect.

5.2 Capitalization.

(a) The authorized equity interests of the Partnership consist of Partnership Units and a general partner interest in the Partnership. As of October 9, 2014, the issued and outstanding limited partner interests and general partner interests of the Partnership consisted of (i) 51,911,136 Partnership Units, and (ii) a general partner interest in the Partnership, and there were (iii) 3,362,024 Partnership Units issuable pursuant to Partnership Unit Options and (iv) 3,282,237 Partnership Units issuable pursuant to Partnership Phantom Units. Partnership GP is the sole general partner of the Partnership and owns all of the outstanding general partner interest in the Partnership, and the Partnership owns all of the outstanding equity interests in Partnership GP. The authorized equity interests of APL consist of common units representing limited partner interests in APL (“APL Common Units”), Class B Preferred Units representing limited partner interests in APL, Class C Preferred Units representing limited partner interests in APL, Convertible Class D Preferred Units representing limited partner interests in APL (“APL Class D Preferred Units”), Class E Preferred Units representing limited partner interests in APL (“APL Class E Preferred Units”), the Incentive Distribution Rights (as defined in the APL Partnership Agreement, the “APL IDRs”) and a general partner interest in APL. As of October 10, 2014, the issued and outstanding limited partner interests and general partner interests of APL consisted of (A) 84,497,281 APL Common Units, (B) 14,699,076 APL Class D Preferred Units, (C) 5,060,000 APL Class E Preferred Units, (D) the APL IDRs and (E) an approximate 2%

combined general partner interest in APL, and there were (F) zero APL Common Units issuable pursuant to options to acquire APL Common Units granted under APL’s equity plans (“APL Unit Options”) and (G) 1,751,494 APL Common Units issuable pursuant to phantom APL Common Units granted under APL’s equity plans (“APL Phantom Units” and together with the APL Unit Options, “APL Equity Awards”). APL GP is the sole general partner of APL and owns all of the outstanding APL IDRs and general partner interest in APL, and the Partnership, directly or indirectly, owns all of the outstanding equity interests in APL GP. As of October 10, 2014, the Partnership or a Subsidiary of the Partnership (other than APL and its Subsidiaries) owns 4,113,227 APL Common Units and no APL Class D Preferred Units or APL Class E Preferred Units. All outstanding equity securities of the Partnership and APL are, and all Partnership Common Units issuable pursuant to Partnership Equity Awards and APL Common Units issuable pursuant to APL Equity Awards, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the DRULPA) and free of preemptive rights (except as set forth in the Parent Agreement and the Existing Partnership Agreement, respectively). All of the membership interests in Partnership GP are owned by the Partnership free and clear of all Liens, other than Liens arising under or pursuant to the express terms of the Partnership Organizational Documents.

(b) Section 5.2(b) of the Partnership Disclosure Schedule sets forth, as of October 9, 2014, for each outstanding Partnership Equity Awards (1) the name of the holder of such Partnership Equity Award, as applicable, (2) the number of outstanding Partnership Units subject to awards held by such individual and (3) the estimated cash payments and equity securities to be received by each such holder if the Merger was consummated on October 9, 2014. Each grant of an APL Equity Award was made in accordance with the terms of the applicable Employee Benefit Plan of APL and applicable Law.

(c) As of October 9, 2014, except as set forth in subsections (a), (b) and (c) of this Section 5.2, (i) there are no partnership interests, limited liability company interests or other equity securities of the Retained Companies issued or authorized and reserved for issuance, (ii) there are no outstanding options, profits interest units, phantom units, restricted units, unit appreciation rights, warrants, preemptive rights, subscriptions, calls or other Rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating any of the Retained Companies to issue, transfer or sell any partnership or other equity interest of a Retained Company or any securities convertible into or exchangeable for such partnership interests or equity interests, or any commitment to authorize, issue or sell the same or any such equity securities, except pursuant to this Agreement, and (iii) there are no contractual obligations of any of to repurchase, redeem or otherwise acquire any partnership interest or other equity interest in the Retained Companies or any such securities or agreements listed in clause (ii) of this sentence.

(d) Neither the Partnership nor any of its Subsidiaries has outstanding bonds, debentures, notes or other Indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the Partnership Unitholders on any matter.

(e) There are no voting trusts or other agreements or understandings to which the Partnership or any of its Subsidiaries is a party with respect to the voting or registration of capital stock or other equity interest of the Partnership or any of its Subsidiaries.

5.3 Equity Interests in other Entities. Other than the ownership interests in the Retained Companies and the Spin-Off Companies set forth in Section 5.1 of the Partnership Disclosure Schedule, and as reflected in Section 5.3 of the Partnership Disclosure Schedule, the Partnership does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind. The Partnership owns such interests in its Subsidiaries free and clear of all Liens except for Liens under the Partnership Credit Facility which will be released on or prior to the Effective Date, and Liens described by clause (i) of the definition of Permitted Encumbrances.

5.4 Power, Authority and Approvals of Transactions. The Partnership has the requisite limited partnership power and authority to execute, deliver and perform its obligations under this Agreement and, subject to the Partnership Unitholder Approval, to consummate the transactions contemplated hereby. Subject to the Partnership Unitholder Approval, this Agreement and the transactions contemplated hereby have been authorized by all necessary limited partnership action by the Partnership. The Partnership Board has (a) determined that it is in the best interests of the Partnership and the Partnership Unitholders, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the transactions contemplated hereby and (c) resolved to submit the Merger and this Agreement to a vote of the Partnership Unitholders and recommend approval of the Merger and this Agreement by the Partnership Unitholders. This Agreement has been duly executed and delivered by the Partnership and, assuming due authorization, execution and delivery by the Other Parties, constitutes the Partnership’s valid and binding obligation, enforceable against the Partnership in accordance with its terms (except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar Law affecting the enforcement of creditors’ rights generally or by general equitable principles).

5.5 No Violations or Defaults. Subject to required filings under federal and state securities Laws and with the NYSE, assuming the other consents and approvals contemplated by Section 5.6 and Article VIII are duly obtained and assuming the consents, waivers and approvals specified in Section 7.10(a) are obtained, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by the Partnership do not and will not (i) constitute a breach or violation of, or result in a default (or an event that, with notice or lapse of time or both, would become a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, any note, bond, mortgage, indenture, deed of trust, license, franchise, lease, contract, agreement, joint venture or other instrument or obligation to which the Partnership or any of its respective Subsidiaries is a party or by which the Partnership or any of its Subsidiaries or properties is subject or bound, (ii) constitute a breach or violation of, or a default under the Existing Partnership Agreement or the Partnership Certificate of Limited Partnership, (iii) contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to the Partnership or any of their respective Subsidiaries or (iv) result in the creation of any material Lien (other than Permitted Encumbrances) on any of the assets of the Partnership or any of its Subsidiaries’ assets, except in the case of clauses (i) and (iii), for such breaches, violations, defaults, terminations, cancellations, accelerations, contraventions or conflicts which, either individually or in the aggregate, would not reasonably be expected to have a Partnership Material Adverse Effect.

5.6 Consents and Approvals. No consents or approvals of, or filings or registrations with, any Governmental Authority are necessary in connection with (i) the execution and delivery by the Partnership of this Agreement or (ii) the consummation by the Partnership of the transactions contemplated by this Agreement, except for, subject to the accuracy of the representations and warranties of the Parent Entities set forth in Section 6.6, (A) the filing with the SEC of a joint proxy statement (the “Joint Proxy Statement”) relating to the matters submitted to the Partnership Unitholders at a meeting of such holders for the purpose of approving this Agreement and the Merger (including any adjournment or postponement thereof, the “Partnership Meeting”) and relating to the matters submitted to the Parent Stockholders at a meeting of such holders for the purpose of approving the Parent Share Issuance (including any adjournment or postponement thereof, the “Parent Meeting”) and other filings required under federal or state securities Laws, (B) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (C) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, (D) such filings and approvals as may be required to be made or obtained under the Antitrust Laws, and (E) such other consents, authorizations, approvals, filings or registrations the absence or unavailability of which would not, either individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect or materially delay consummation of the Merger.

5.7 Financial Reports and the Partnership SEC Documents.

(a) Since January 1, 2012, the Partnership and/or APL has filed or furnished with the SEC all forms, registration statements, reports, schedules and statements required to be filed or furnished prior to the date hereof under the Exchange Act or the Securities Act. At the time filed (or, in the case of registration statements, solely on the dates of effectiveness) (except to the extent amended by a subsequently filed Partnership SEC Document prior to the date of this Agreement, in which case as of the date of such amendment), each Partnership SEC Document complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be and, did not contain any untrue statement of a material fact, or omit to state a material fact required to be stated therein or necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

(b) Any consolidated financial statements of the Partnership included in the Partnership SEC Documents (the “Partnership Financial Statements”) as of their respective dates (if amended, as of the date of the last such amendment) (i) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto, to the extent permitted by applicable SEC regulations), and (iii) fairly present in all material respects the consolidated financial position of the Partnership and its Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments).

(c) The pro forma consolidated financials of the Retained Companies which assume that the Spin-Off Transaction has been consummated will (i) be delivered to Parent as promptly as practicable following the date of this Agreement; (ii) comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; (iii) be prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto, to the extent permitted by applicable SEC regulations), (iv) fairly present in all material respects the consolidated financial position of the Retained Companies as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended and (v) be prepared from, and in accordance with, the books and records of the Retained Companies.

(d) Neither the Partnership nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract relating to any transaction or relationship between or among the Partnership and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the purpose of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Partnership in the Partnership’s published financial statements or any Partnership SEC Documents.

5.8 Internal Controls and Procedures. The Partnership has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act); such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by the Partnership in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. The Partnership’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation of internal control over financial reporting, to the Partnership’s auditors and the audit committee of the Partnership Board (x) all significant deficiencies in the design or operation of internal controls that are reasonably likely to adversely affect the Partnership’s ability to record, process, summarize and report financial data and have identified for the Partnership’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Partnership’s internal controls. The principal executive officer and the principal financial officer of the Partnership have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Partnership SEC Documents, and the statements contained in such certifications were complete and correct as of the dates they were made.

5.9 Absence of Undisclosed Liabilities. Except as disclosed in the audited financial statements (or notes thereto) included in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2013, the unaudited financial statements (or notes thereto) included in the Partnership’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2014 (the “Balance Sheet Date”), or in the financial statements (or notes thereto) included in subsequent Partnership SEC Documents filed by the Partnership prior to the date of this Agreement, neither the Partnership nor any of its consolidated Subsidiaries had at the Balance Sheet Date or has incurred since that date, any liabilities that would be required by GAAP to be reflected on a consolidated balance sheet of the Partnership, except liabilities (a) that are accrued or reserved against in the financial statements of the Partnership included in the Partnership SEC Documents filed prior to the date of this Agreement or reflected in the notes thereto, (b) incurred since the Balance Sheet Date in the ordinary course of business, (c) incurred in accordance with this Agreement or in connection with the transactions contemplated by the Transaction Agreements, (D) that would not reasonably be expected to have, either individually or in the aggregate, a Partnership Material Adverse Effect or (E) that have been discharged or paid in full.

5.10 Absence of Certain Changes or Events.

(a) Since the Balance Sheet Date, there has not been any change, event, development, circumstance, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect.

(b) Since the Balance Sheet Date through the date of this Agreement, except for this Agreement and the transactions contemplated hereby, (i) the Partnership has carried on and operated its businesses in all material respects in the ordinary course of business and (ii) no Retained Company has undertaken any action that would be prohibited by Section 4.1(j) if such provision were in effect at all times since the Balance Sheet Date.

5.11 Compliance with Applicable Law; Permits.

(a) Except with respect to Tax matters (which are provided for in Section 5.17) and environmental matters (which are provided for in Section 5.13), the Partnership and each of its Subsidiaries is in compliance with all, and is not in default under or in violation of any, applicable Law, other than any noncompliance, default or violation which would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect. The Partnership has not received any written communication since the Balance Sheet Date and prior to the date of this Agreement from a Governmental Authority that alleges that the Partnership or any of its Subsidiaries is not in compliance with or is in default or violation of any applicable Law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect.

(b) Except for the Environmental Permits (which are provided for in Section 5.13), the Partnership and each of its Subsidiaries is in possession of all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders of any Governmental Authority necessary under applicable Law to own, lease and operate their properties and to lawfully carry on their businesses as they are being conducted as of the date of this Agreement (collectively, the “Partnership Permits”), except where the failure to be in possession of such Partnership Permits would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect. All

Partnership Permits are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect. No suspension or cancellation of any of the Partnership Permits is pending or threatened, except where such suspension or cancellation would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect. As of the date of this Agreement, to the Knowledge of the Partnership, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of the Partnership or any of its Subsidiaries under, any Partnership Permit, or has caused (or would cause) an applicable Governmental Authority to fail or refuse to issue, renew, extend, any Partnership Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect.

5.12 Material Contracts.

(a) Each of the following contracts to which the Partnership or any of its Subsidiaries is a party in effect on the date of this Agreement, other than a Partnership Employee Benefit Plan, is referred to as a “Partnership Material Agreement”:

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), including any Partnership Material Agreement filed as an exhibit in the Partnership SEC Documents;

(ii) each natural gas transportation, gathering, treating, processing or other contract, each natural gas liquids fractionation, transportation, purchase, sales or storage contract and each natural gas purchase contract that during the 12 months ended June 30, 2014 individually involved, or is reasonably expected in the future to involve, annual revenues received by or payments made by the Partnership and the Retained Companies in excess of $25,000,000 in the aggregate;

(iii) any mortgage, note, debenture, indenture, security agreement, guaranty, pledge or other agreement or instrument evidencing indebtedness for borrowed money or any guarantee of such indebtedness of the Partnership or any of its Subsidiaries in an amount in excess of $25,000,000;

(iv) each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties with a value, or requiring the payment of an annual amount by Retained Company, in excess of $25,000,000;

(v) each contract that provides for indemnification by the Partnership or any of its Subsidiaries that remains in effect as of the date of this Agreement with respect to liabilities in connection with the Partnership’s or any of its Subsidiaries’ previous sales of the Partnership’s or any of its Subsidiaries’ business, assets or properties in excess of $25,000,000;

(vi) each contract that (A) contains a non-compete or similar type of provision that, following the Closing, by virtue of Parent becoming Affiliated with the Partnership as a result of this transaction, would by its terms materially restrict the ability of

Parent to compete in any line of business or with any Person or in any geographic area during any period of time after the Closing, (B) imposes any material restriction on the right or ability of the Partnership or any of its Subsidiaries to compete with any other person or acquire or dispose of the securities of another person or (C) contains an exclusivity or “most favored nation” clause that restricts the business of the Partnership or any of its Subsidiaries in a material manner;

(vii) each contract involving the pending acquisition or sale of (or option to purchase or sell) the assets or properties of the Partnership or any of its Subsidiaries in excess of $25,000,000;

(viii) each material partnership, joint venture or strategic alliance agreement; and

(ix) each contract expressly limiting or restricting the ability of the Partnership or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be.

(b) Except as set forth in Section 5.12 of the Partnership Disclosure Schedules, immediately following the Effective Time, neither the Partnership nor Partnership GP will have any material liability to any third party under any of the following types of contracts or agreements (in each case, excluding contracts or agreements that will be assumed by the Spin-Off Companies or their Subsidiaries and for which SpinCo has agreed to indemnify the Partnership, in each case pursuant to the Separation Agreement):

(i) any contract that constitutes a commitment relating to indebtedness for borrowed money or the deferred purchase price of property by the Partnership (whether incurred, assumed, guaranteed or secured by any asset), and any contract securing the obligations of the Partnership with respect to such commitment;

(ii) any contract requiring the Partnership to make capital expenditures or other payments following the Effective Date;

(iii) any collective bargaining agreement to which any employee of the Partnership or its Subsidiaries is a party or is subject;

(iv) any contract with any of the Spin-Off Companies, other than the Transaction Agreements and the Ancillary Agreements (as defined in the Separation Agreement); and

(v) any agreement under which the Partnership has advanced or loaned any amount of money to any of its officers, directors, employees or consultants or to any of the Retained Companies.

(c) Except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights generally and by general principles of equity, and provided that any indemnity, contribution and exoneration provisions contained in any such

Partnership Material Agreement may be limited by applicable Law and public policy, each of the Partnership Material Agreements (i) constitutes the valid and binding obligation of the Partnership and, to the Knowledge of the Partnership, constitutes the valid and binding obligation of the other parties thereto and (ii) is in full force and effect as of the date of this Agreement, in each case unless the failure to be so would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect.

(d) There is not under any Partnership Material Agreement, any default or event which, with notice or lapse of time or both, would constitute a default on the part of any of the parties thereto, or any notice of termination, cancellation or material modification, in each case, except such events of default, other events, notices or modifications as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect.

5.13 Environmental Matters. Except as reflected in the Partnership Financial Statements, and except for any such matter that would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect:

(a) The Retained Companies and their respective assets, real properties and operations are in compliance with all Environmental Laws and Environmental Permits;

(b) All Environmental Permits for conducting the respective businesses and operations of each of the Retained Companies as they are currently being conducted have been obtained and are currently in full force and effect, and, since January 1, 2012, none of the Retained Companies has received any notice that any such existing Environmental Permit will be revoked or any pending application for any new Environmental Permit or renewal of any existing Environmental Permit will be protested or denied;

(c) Since the January 1, 2012, none of the Retained Companies has received any written notice from any Governmental Authority alleging any such Person’s violation of or liability under any Environmental Law (including liability as a potentially responsible party under CERCLA or any analogous state Laws) or any Environmental Permit, with respect to the Retained Company’s assets, real properties (whether owned or leased) and operations, and there are no facts, conditions or occurrences that would reasonably be expected to result in the receipt of such notice;

(d) There are no actions, suits, proceedings (including civil, criminal, administrative and dispute resolution proceedings), claims, government investigations, orders, decrees or judgments pending or in effect, or, to the Knowledge of the Partnership, threatened by a Person against any Retained Company which allege a violation of or liability under any Environmental Law and, to the Knowledge of the Partnership, there are no existing facts, conditions or occurrences that would reasonably be expected to give rise to any such action, suit, proceeding, claim, investigation, order, decree or judgment;

(e) There has been no Release of any Hazardous Material at, on, under, or from (x) any Retained Company’s real properties as a result of the operations of such Retained Company or (y) to the Knowledge of the Partnership, any real properties offsite any Retained

Company’s real properties that, in each case of (x) and (y), has not been remediated as required by, or resulted in liability under, any Environmental Law or otherwise adequately reserved for in the Partnership Financial Statements; and

(f) None of the Retained Companies has assumed or retained by contract or operation of Law any liabilities of any third parties for the presence or Release of, or exposure to, Hazardous Materials or for the failure to comply with Environmental Law.

(g) This Section 5.13 constitutes the sole and exclusive representation and warranty of the Partnership with respect to Environmental Permits, Hazardous Materials and Environmental Law.

5.14 Title to Properties. The Partnership has good and indefeasible title to all real and personal properties which are material to the business of Partnership, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except (a) such as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Partnership, (b) for Permitted Encumbrances and (c) such as would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect.

5.15 Litigation. There are no civil, criminal or administrative actions, suits, litigation, claims, causes of action, investigations, arbitrations, mediations or other proceedings (collectively, “Proceedings”) pending or threatened, against any Retained Company or to which any Retained Company is otherwise a party or threatened party, except for Proceedings that would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect, and, as of the date hereof, no such Proceedings would, individually or in the aggregate, be reasonably expected to materially delay the consummation of the Merger.

5.16 Information Supplied. None of the information supplied (or to be supplied) in writing by or on behalf of the Partnership specifically for inclusion in (a) the Registration Statement will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, or (b) the Joint Proxy Statement (which will be included as a prospectus in the Registration Statement) will, on the date the Joint Proxy Statement is first mailed to Partnership Unitholders or Parent Stockholders, and at the time of the Partnership Meeting and the Parent Meeting, contain any untrue statement of a material fact or omit to state any material fact with respect to the Partnership required to be stated therein or necessary in order to make the statements with respect to the Partnership therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, the Partnership makes no representation or warranty with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in any of the foregoing documents.

5.17 Tax Matters. Except as would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect:

(a) Each of the Partnership and its Subsidiaries has filed when due (taking into account extensions of time for filing) all Tax Returns required to be filed by or with respect to the Partnership or any of its Subsidiaries, and all such Tax Returns are true, correct and complete;

(b) all Taxes owed by the Partnership or any of its Subsidiaries (whether or not shown on any Tax Return) have been duly and timely paid in full or an adequate reserve for the payment of such Taxes has been established in accordance with GAAP;

(c) there is no Proceeding now pending against the Partnership or any of its Subsidiaries in respect of any Tax or Tax Return, nor has any written adjustment with respect to a Tax Return or written claim for additional Tax been received by the Partnership or any of its Subsidiaries that is still pending;

(d) no written claim has been made by any Tax authority in a jurisdiction where the Partnership or one of its Subsidiaries do not currently file a Tax Return that the Partnership or such Subsidiary is or may be subject to any Tax in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by the Partnership;

(e) there is no outstanding waiver or extension of any applicable statute of limitations for the assessment or collection of Taxes due from the Partnership or any of its Subsidiaries;

(f) each of the Partnership and its Subsidiaries has complied in all respects with all applicable Law relating to the payment and withholding of Taxes and has duly and timely withheld and paid all Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other party;

(g) none of the Partnership or any of its Subsidiaries is a party to a Tax allocation or sharing agreement, and no payments are due or will become due by the Partnership or any of its Subsidiaries pursuant to any such agreement or arrangement or any Tax indemnification agreement;

(h) none of the Partnership or any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return or has any liability for the Taxes of any Person (other than the Partnership or any of its Subsidiaries), as a transferee or successor, by contract, or otherwise;

(i) the Partnership and each of its Subsidiaries that is classified as a partnership for U.S. federal income tax purposes has in effect a valid election under Section 754 of the Code;

(j) the Partnership is properly classified as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code, and has been properly treated as such since its formation; and

(k) each of APL and APL GP is currently (and has been since its respective formation) either (i) properly classified as a partnership for U.S. federal income tax purposes or (ii) properly disregarded as an entity separate from its respective owner for U.S. federal income tax purposes pursuant to Treasury Regulation Section 301.7701-3(b).

5.18 Employee Benefits.

(a) Section 5.18(a) of the Partnership Disclosure Schedule sets forth a complete and accurate list of each material Employee Benefit Plan that is (i) sponsored, maintained or contributed to by the Partnership or any of its ERISA Affiliates, or (ii) for which the Partnership or any of its ERISA Affiliates has or could have any liability, contingent or otherwise (each, a “Partnership Employee Benefit Plan”).

(b) With respect to each Partnership Employee Benefit Plan, within ten (10) Business Days of the date of this Agreement, the Partnership shall have made available to Parent a true and complete copy, or summary if no plan document exists, of (i) each Partnership Employee Benefit Plan, (ii) each trust agreement or annuity contract, if any, in effect as of the date of this Agreement that relates to any Partnership Employee Benefit Plan, (iii) the most recently prepared actuarial valuation report in connection with each Partnership Employee Benefit Plan for which an actuarial valuation report was required to be prepared under applicable Law, and (iv) all material filings and correspondence with any Governmental Authority within the prior three (3) years.

(c) Each Partnership Employee Benefit Plan has been administered in all respects in accordance with its terms, and in compliance with the applicable provisions of all Laws applicable to such Partnership Employee Benefit Plan, and complies with such terms and such Laws, in each case except where the failure to be so administered or to so comply, would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect. There are no investigations by any Governmental Authority, termination proceedings or other claims (except routine claims for benefits payable under the Partnership Employee Benefit Plans) or proceedings pending or, to the Knowledge of the Partnership, threatened against or involving any Partnership Employee Benefit Plan or asserting any rights to, or claims for benefits under, any Partnership Employee Benefit Plan, in each case, that would be reasonably expected to have, individually or in the aggregate, a Partnership Material Adverse Effect.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect, there do not now exist, nor do any circumstances exist that would result in, any liabilities to the Partnership or any of its ERISA Affiliates under (i) Section 302 of ERISA, (ii) Sections 412 and 4971 of the Code, (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code). Except as, individually or in the aggregate, would not reasonably be expected to have a Partnership Material Adverse Effect, each Partnership Employee Benefit Plan that is intended to qualify under Section 401(a)

of the Code has either received a favorable determination letter from the Internal Revenue Service as to its qualified status or may rely upon an opinion letter for a prototype plan and, to the Knowledge of the Partnership, nothing has occurred that could adversely affect the qualified status of any such Partnership Employee Benefit Plan.

(e) Except as set forth on Section 5.18(e) of the Partnership Disclosure Schedule, to the Knowledge of the Partnership, no Partnership Employee Benefit Plan or any other arrangement maintained by the Partnership or its Subsidiaries provides any of the following retiree or post-employment benefits to any Person: medical, disability or life insurance benefits, except as required by (i) the applicable requirements of Section 4980B of the Code or any similar state Law or (ii) company-paid or subsidized healthcare coverage pursuant to an employment, severance or similar agreement, plan or arrangement. Except as would not, individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect, each of the Partnership and each its ERISA Affiliates is in compliance with (A) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations (including proposed regulations) thereunder and any similar state Law and (B) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations (including the proposed regulations) thereunder.

(f) Except as set forth on Section 5.18(f) of the Partnership Disclosure Schedule, to the Knowledge of the Partnership, no Partnership Employee Benefit Plan is, and none of the Partnership, its Subsidiaries or any of their respective ERISA Affiliates contributes to, during the past six years has contributed to or has any liability or obligation, whether actual or contingent, with respect to any (x) “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or (y) pension plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code (each, a “Pension Plan”). With respect to each Pension Plan set forth on Section 5.18(f) of the Partnership Disclosure Schedule, except as would not, individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect: (i) no liability to the Pension Benefit Guaranty Corporation (“PBGC”) has been incurred (other than for premiums not yet due); (ii) no notice of intent to terminate any such Pension Plan has been filed with the PBGC or distributed to participants therein and no amendment terminating any such Pension Plan has been adopted; (iii) no proceedings to terminate any such Pension Plan instituted by the PBGC are pending or, to the Knowledge of the Partnership, are threatened and no event or condition has occurred which would reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Pension Plan; (iv) no such Pension Plan is in “at risk” status, within the meaning of Section 430 of the Code or Section 303 of ERISA; (v) no “reportable event” within the meaning of Section 4043 of ERISA (for which the 30-day notice requirement has not been waived by the PBGC) has occurred within the last six (6) years; (vi) no lien has arisen or would reasonably be expected to arise as a result of actions or inactions under ERISA or the Code on the assets of the Partnership or its Subsidiaries (other than any lien imposed by the PBGC to the extent arising under Section 4062(e) of ERISA as a result of the Merger); (vii) to the Knowledge of the Partnership, there has been no cessation of operations at a facility subject to the provisions of Section 4062(e) of ERISA (“4062(e) Event”) within the last six (6) years (other than a 4062(e) Event to the extent arising from the execution and delivery of this Agreement and the Merger); and (viii) no such Pension Plan has failed to satisfy the minimum funding standards set forth in Sections 412 and 430 of the Code or Sections 302 and 303 of ERISA.

(g) Except as (i) expressly contemplated by the terms of this Agreement, (ii) set forth in Section 5.18(g) of the Partnership Disclosure Schedule or, (iii) in the case of clauses (x), (y) or (z) below, for such payments and benefits for which the Partnership and its Subsidiaries has no liability, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will, individually or together with the occurrence of any other event, (w) result in the imposition of sanctions imposed under Sections 280G and 4999 of the Code to the Partnership, its Subsidiaries or any Midstream Business Employee, (x) result in or entitle any Midstream Business Employee to any payment or benefit, (y) accelerate the vesting, funding or time of payment of any compensation or other benefit payable pursuant to any Partnership Employee Benefit Plan or to any Midstream Business Employee, or (z) increase the amount or value of any payment, compensation or benefit to any Midstream Business Employee.

(h) The Partnership is, and has been, in compliance in all respects with all applicable Law relating to the employment of labor, including all such applicable Law relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health and workers’ compensation, except where the failure to comply would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect. There are no pending or, to the Knowledge of the Partnership, threatened material investigations, audits, complaints or proceedings against the Partnership by or before any Governmental Authority involving any applicant for employment, any current or former employee or any class of the foregoing that, individually or in the aggregate, would be reasonably expected to result in a Partnership Material Adverse Effect.

(i) Except as set forth in Section 5.18(i) of the Partnership Disclosure Schedule, no Employees are covered by a collective bargaining agreement, and, to the Knowledge of the Partnership, none of the Midstream Business Employees are represented by a labor organization and no organizational effort is presently being made or threatened by or on behalf of any labor union with respect to the Midstream Business Employees. There are no pending or, to the Knowledge of the Partnership, threatened, labor disputes, strike, lock-out, work stoppages, requests for representation, pickets or work slow-downs, nor has such event or labor difficulty occurred within the past three (3) years, except as would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect.

5.19 Intellectual Property. The Retained Companies own or have the right to use all Intellectual Property necessary for the operation of the businesses of the Retained Companies as presently conducted (collectively, the “Partnership Intellectual Property”) free and clear of all encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such Intellectual Property would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect. The use of the Partnership Intellectual Property by the Retained Companies in the operation of the business of the Retained Companies as presently conducted does not infringe upon or misappropriate any Intellectual Property of any other Person, except for such matters that would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect.

5.20 Related Party Transactions. Except as disclosed in the Partnership SEC Documents, none of the Partnership or any of its Subsidiaries are party to any transaction or arrangement under which any (a) present or former executive officer or director of the Partnership, any Subsidiary of the Partnership or any Spin-Off Company, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of equity of the Partnership or (c) Affiliate (which term, solely for purposes of this Section 5.20, shall include the Spin-Off Companies), “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other contract with or binding upon the Partnership or any Subsidiary of the Partnership or owns or has any interest in any of their respective properties or assets, in each case as would be required to be disclosed by the Partnership pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (a “Partnership Related Party Transaction”).

5.21 Insurance. The Retained Companies maintain, or are entitled to the benefits of, insurance in such amounts and against such risks substantially as the Partnership believes to be customary for the industries in which the Retained Companies operate. Except as would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect, (a) all material insurance policies maintained by or on behalf of the Retained Companies as of the date of this Agreement are in full force and effect, and all premiums due on such policies have been paid by the Retained Companies and (b) the Retained Companies are in compliance with the terms and provisions of all insurance policies maintained by or on behalf of the Retained Companies as of the date of this Agreement, and none of the Retained Companies is in breach or default under, or has taken any action that would permit termination or material modification of, any material insurance policies.

5.22 Regulatory Matters.

(a) The Partnership is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b) Except as set forth on Section 5.22(b) of the Partnership Disclosure Schedule, all natural gas pipeline Systems and related facilities constituting the Retained Companies’ properties are (i) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, as amended, and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

5.23 Derivatives. The Partnership SEC Documents accurately summarize, in all material respects, the outstanding Derivative positions of the Retained Companies, including Hydrocarbon and financial Derivative positions attributable to the businesses of the Retained Companies, as of the dates reflected therein.

5.24 State Takeover Statutes. The Partnership Board has taken all action necessary to render inapplicable to this Agreement, the Partnership Support Agreement and the transactions contemplated hereby and thereby, including the Merger, all potentially applicable state anti-takeover statutes or regulations and any similar provisions in the Partnership Certificate of Limited Partnership, the Existing Partnership Agreement or other organizational documents of the Partnership.

5.25 Partnership Unitholder Approval. The approval of this Agreement and the Merger by the holders of at least a majority of the Outstanding (as defined in the Existing Partnership Agreement) Partnership Units, is the only vote or approval of any class or series of securities of the Partnership necessary to adopt this Agreement and to approve the transactions contemplated hereby, including the Merger.

5.26 Financial Advisors. No Retained Company has any liability for fees of any broker, finder or financial advisor in respect of the transactions contemplated by this Agreement for which a Retained Company will have any responsibility or liability whatsoever, excluding fees to be paid to the Partnership Financial Advisors.

5.27 Opinions of Financial Advisors. The Partnership Board has received the separate opinion of each Partnership Financial Advisor to the effect that, as of the date of the opinion and based upon and subject to the assumptions, limitations, qualifications, conditions and other matters considered, the Merger Consideration is fair, from a financial point of view, to holders of Partnership Units (other than Parent and its Affiliates).

5.28 No Other Business Activities.

(a) Since its inception, except for entering into “material contracts” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) filed as exhibits in the Partnership SEC Documents and entering into real property leases for the Partnership’s office space, the Partnership has not conducted any material business activities other than its ownership, management and arrangement of financing of Partnership GP, the Midstream Companies and the Spin-Off Companies.

(b) (i) Since its inception, Partnership GP has not conducted any business activities, other than serving as general partner of the Partnership, and (ii) except as set forth on Section 5.28(b) to the Partnership Disclosure Schedule, is not a party to, bound by or subject to liability under any contracts other than liability as a general partner under contracts to which the Partnership is also a party.

5.29 Spin-Off Companies. As of and immediately following the Effective Time, none of the Partnership, Partnership GP or any of the Midstream Companies will have any material liability or material obligation of the Spin-Off Companies or the respective businesses or activities of the Spin-Off Companies. Except as set forth on Schedule 5.29 of the Partnership Disclosure Schedules, as of immediately following of the Effective Time, none of the Partnership, Partnership GP or any of the Midstream Companies will have any liabilities of or responsibility (as a guarantor or otherwise) for any material obligations of the Spin-Off Companies, and there are no Assumed Liabilities (as defined in the Separation Agreement) that would reasonably be expected to have, individually or in the aggregate, a material and adverse impact on the Partnership and its Subsidiaries (taken as a whole).

5.30 No Other Representations and Warranties. Except for the representations and warranties set forth in this Article V, neither the Partnership nor any other Person makes or has made any express or implied representation or warranty with respect to the Partnership or with respect to any other information provided to Parent or Merger Sub in connection with the Merger or the other transactions contemplated hereby, and specifically (but without limiting the generality of the foregoing) neither the Partnership nor any other Person makes any representation or warranty with respect to (a) any projections, estimates or budgets delivered or made available to the Parent Entities (or any of their respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Partnership and its Subsidiaries or (b) the future business and operations of the Partnership and its Subsidiaries. Without limiting the generality of the foregoing, neither the Partnership nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub (including their respective Representatives), or Parent’s or Merger Sub’s (or such Representatives’) use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain management presentations in expectation of the Merger. Neither the Partnership nor Partnership GP has relied on any representation or warranty not set forth in Article VI.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE PARENT AND MERGER SUB

Except as set forth in (a) all forms, registration statements, reports, schedules and statements filed by Parent or NGLS with the SEC under the Exchange Act or the Securities Act since January 1, 2012 and on or prior to the date of this Agreement, and in each case excluding all exhibits and schedules thereto and documents incorporated by reference therein (collectively, the “Parent SEC Documents”) (but excluding any disclosure contained in any such Parent SEC Documents under the heading “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similar heading (other than any historical factual information contained within such headings, disclosure or statements)) or (b) the Parent Disclosure Schedule prior to the execution of this Agreement (provided that (i) disclosure in any section of such Parent Disclosure Schedule is deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on the face of the Parent Disclosure Schedule that such disclosure is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the mere inclusion of an item in such Parent Disclosure Schedule as an exception to a representation or warranty is not deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent (a “Parent Material Adverse Effect”)), Parent and Merger Sub represent and warrant to the Partnership and Partnership GP as follows:

6.1 Organization, General Authority and Standing. Parent is a corporation validly existing and in good standing under the Laws of the State of Delaware, and Merger Sub is a limited liability company validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Merger Sub has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Section 6.1 of the Parent Disclosure Schedules sets forth a true and complete list of Parent’s Subsidiaries and Parent’s ownership interest in each such Subsidiary. Each of Parent’s Subsidiaries (i) is a limited partnership, corporation or limited liability company, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of organization, (ii) has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (iii) is duly licensed or qualified to do business and in good standing to do business as a foreign limited partnership, corporation or limited liability company, as the case may be, in each jurisdiction in which the conduct or nature of its business or the ownership, leasing, holding or operating of its properties makes such licensing or qualification necessary, except in each case of clauses (i) through (iii) as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to the Partnership true and complete copies of the Parent Certificate of Incorporation and Parent Bylaws (the “Parent Organizational Documents”), the certificate of limited partnership of NGLS and the First Amended and Restated Operating Agreement of NGLS, dated as of February 16, 2007, as amended (the “NGLS Partnership Agreement”).

6.2 Capitalization.

(a) The authorized capital stock of Parent consists of 300,000,000 Parent Shares and 100,000,000 shares of preferred stock, par value $0.001 per share, of Parent (“Parent Preferred Stock”). As of October 10, 2014, there were (i) 42,143,463 Parent Shares issued and outstanding, (ii) 66,742 Parent Shares held in treasury, and (iii) no shares of Parent Preferred Stock, and there were (iv) 228,060 shares of restricted Parent Shares and 88,570 shares of restricted stock units granted and outstanding under Parent’s equity plans (such shares, the “Parent Equity Awards”). The authorized equity interests of NGLS consist of Common Units representing limited partner interests in NGLS (“NGLS Common Units”), Class B Common Units representing limited partner interests in NGLS, Subordinated Units representing limited partner interests in NGLS, the Incentive Distribution Rights (as defined in the NGLS Partnership Agreement, the “NGLS IDRs”) and a general partner interest in NGLS. As of October 10, 2014, the issued and outstanding limited partner interests and general partner interests of NGLS consisted of (A) 115,774,096 NGLS Common Units, (B) the NGLS IDRs and (C) an approximate 2% general partner interest in NGLS, and there were (D) 579,273 equity-settled performance NGLS Common Units granted and outstanding under NGLS’ equity plans (the “NGLS Equity Awards”). NGLS GP is the sole general partner of NGLS and owns all of the outstanding NGLS IDRs and general partner interest in NGLS, and Parent owns all of the outstanding equity of NGLS GP. All outstanding equity securities of Parent and NGLS are, and all Parent Shares issuable pursuant to Parent Equity Awards and NGLS Common Units issuable pursuant to NGLS Equity Awards, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

(b) As of October 10, 2014, except as set forth above in this Section 6.2 and set forth in the Parent Equity Plans or grant documents issued thereunder, (A) there are no partnership interests, limited liability company interests or other equity securities of Parent issued or authorized and reserved for issuance, (B) there are no outstanding options, LTIP units or profits interest units, phantom units, restricted units, unit appreciation rights, warrants, preemptive rights, subscriptions, calls or other Rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating Parent to issue, transfer or sell any equity interest of Parent or any securities convertible into or exchangeable for such equity interests, or any commitment to authorize, issue or sell the same or any such equity securities, except pursuant to this Agreement, and (C) there are no contractual obligations of Parent to repurchase, redeem or otherwise acquire any other equity interest in Parent or any such securities or agreements listed in clause (B) of this sentence.

(c) Neither Parent nor any of its Subsidiaries has outstanding bonds, debentures, notes or other Indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the Parent Stockholders on any matter.

(d) There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting or registration of capital stock or other equity interest of Parent.

(e) When issued pursuant to the terms hereof, all outstanding New Common Shares constituting any part of the Merger Consideration will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

6.3 Equity Interests in other Entities. Other than the ownership interests in its Subsidiaries set forth on Section 6.1 of the Parent Disclosure Schedule, and as reflected in Section 6.3 of the Parent Disclosure Schedule, Parent does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person. Parent owns such interests in its Subsidiaries free and clear of all Liens except for Permitted Encumbrances.

6.4 Power, Authority and Approvals of Transactions. Parent has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to the Parent Stockholder Approval, to consummate the transactions contemplated hereby. Subject to the Parent Stockholder Approval, this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action by Parent. The Parent Board has (a) determined that it is in the best interests of Parent and the Parent Stockholders, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the transactions contemplated hereby and (c) resolved to submit the Parent Share Issuance to a vote of the Parent Stockholders and recommend approval of the Parent Share Issuance by the Parent Stockholders. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Other Parties, constitutes, as applicable, Parent and Merger Sub’s valid and binding obligations, enforceable against Parent and Merger Sub in accordance with its terms (except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar Law affecting the enforcement of creditors’ rights generally or by general equitable principles).

6.5 No Violations or Defaults. Subject to required filings under federal and state securities Laws and with the NYSE, assuming the other consents and approvals contemplated by Section 6.6 and Article VIII are duly obtained and assuming the consents, waivers and approvals specified in Section 7.10(a) are obtained, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by Parent do not and will not (i) constitute a breach or violation of, or result in a default (or an event that, with notice or lapse of time or both, would become a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, any note, bond, mortgage, indenture, deed of trust, license, franchise, lease, contract, agreement, joint venture or other instrument or obligation to which Parent or any of its respective Subsidiaries is a party or by which the Parent or any of its Subsidiaries or properties is subject or bound, (ii) constitute a breach or violation of, or a default under the Parent Bylaws or the Parent Certificate of Incorporation, (iii) contravene or conflict with or constitute a material violation of any provision of any Law binding upon or applicable to Parent or any of its Subsidiaries or (iv) result in the creation of any Lien on any of the assets of Parent or any of its Subsidiaries’ assets, in each case, except for such breaches, violations, defaults, terminations, cancellations, accelerations, contraventions, conflicts or Liens which, either individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

6.6 Consents and Approvals. No consents or approvals of, or filings or registrations with, any Governmental Authority are necessary in connection with (i) the execution and delivery by Parent and Merger Sub of this Agreement or (ii) the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement, except for, subject to the accuracy of the representations and warranties of the Partnership Entities set forth in Section 5.6, (A) the filing with the SEC of the registration statement on Form S-4 by Parent in connection with Parent Share Issuance, in which the Joint Proxy Statement will be included (as amended or supplemented from time to time, the “Registration Statement”) and other filings under federal and state securities Laws, (B) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (C) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, (D) such filings and approvals as may be required to be made or obtained under the Antitrust Laws, and (E) such other consents, authorizations, approvals, filings or registrations the absence or unavailability of which would not, either individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or materially delay consummation of the Merger.

6.7 Financial Reports and Parent SEC Documents.

(a) Since January 1, 2012, Parent and/or NGLS has filed and furnished with the SEC all forms, registration statements, reports, schedules and statements required to be filed or furnished prior to the date hereof under the Exchange Act or the Securities Act. At the time filed (or, in the case of registration statements, solely on the dates of effectiveness) (except to the extent amended by a subsequently filed Parent SEC Document prior to the date of this Agreement, in which case as of the date of such amendment), each Parent SEC Document complied in all material respects with the applicable requirements of the Exchange Act, the

Securities Act and the Sarbanes-Oxley Act, as the case may be, and did not contain any untrue statement of a material fact, or omit to state a material fact required to be stated therein or necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

(b) Any consolidated financial statements of Parent included in the Parent SEC Documents (the “Parent Financial Statements”) as of their respective dates (if amended, as of the date of the last such amendment) (A) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (B) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto, to the extent permitted by applicable SEC regulations), and (C) fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments).

(c) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the purpose of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent in Parent’s published financial statements or any Parent SEC Documents.

6.8 Internal Controls and Procedures. Parent has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act); such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Parent’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation of internal control over financial reporting, to Parent’s auditors and the audit committee of the Parent Board (x) all significant deficiencies in the design or operation of internal controls that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial data and have identified for Parent’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls. The principal executive officer and the principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Parent SEC Documents, and the statements contained in such certifications were complete and correct as of the dates they were made.

6.9 Absence of Undisclosed Liabilities. Except as disclosed in the audited financial statements (or notes thereto) included in Parent’s Annual Report on Form 10-K for the year ended December 31, 2013, the unaudited financial statements (or notes thereto) included in Parent’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2014, or in the financial statements (or notes thereto) included in subsequent Parent SEC Documents filed by Parent prior to the date of this Agreement, neither Parent nor any of its consolidated subsidiaries had at the Balance Sheet Date or has incurred since that date, any liabilities that would be required by GAAP to be reflected on a consolidated balance sheet of the Parent, except liabilities (A) that are accrued or reserved against in the financial statements of Parent included in the Parent SEC Documents filed prior to the date of this Agreement or reflected in the notes thereto (B) incurred since the Balance Sheet Date in the ordinary course of business, (C) incurred in accordance with this Agreement or in connection with the transactions contemplated by the Transaction Agreements, (D) that would not reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect or (E) that have been discharged or paid in full.

6.10 Absence of Certain Changes or Events.

(a) Since the Balance Sheet Date, there has not been any change, event, development, circumstance, contribution, occurrence or effect with respect to the Parent and its Subsidiaries that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Since the Balance Sheet Date through the date of this Agreement, except for this Agreement and the transactions contemplated hereby, Parent and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business.

6.11 Compliance with Applicable Law; Permits.

(a) Except with respect to Tax matters (which are provided for in Section 6.17) and environmental matters (which are provided for in Section 6.13), each of Parent and its Subsidiaries is in compliance with all, and is not in default under or in violation of any, applicable Law, other than any noncompliance, default or violation which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received any written communication since the Balance Sheet Date and prior to the date of this Agreement from a Governmental Authority that alleges that Parent or any of its Subsidiaries is not in compliance with or is in default or violation of any applicable Law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect.

(b) Except for the Environmental Permits (which are provided for in Section 6.13), Parent and its Subsidiaries are in possession of all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders of any Governmental Authority necessary under applicable Law to own, lease and operate their properties and to lawfully carry on their businesses as they are being conducted as of the date of this Agreement (collectively, the “Parent Permits”), except where the failure to be in possession of such Parent Permits would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect. All Parent Permits are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect. No suspension or cancellation of any of the Parent Permits is pending or threatened, except where such suspension or cancellation would not individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect.

6.12 Material Contracts. Each of the following contracts to which Parent or any of its Subsidiaries is a party in effect on the date of this Agreement, other than a Parent Employee Benefit Plan is referred to as a “Parent Material Agreement”:

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), including any Parent Material Agreement filed as an exhibit in the Parent SEC Documents;

(ii) any mortgage, note, debenture, indenture, security agreement, guaranty, pledge or other agreement or instrument evidencing indebtedness for borrowed money or any guarantee of such indebtedness of Parent or any of its Subsidiaries in an amount in excess of $50,000,000;

(iii) each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties with a value, or requiring the payment of an annual amount by Parent, in excess of $50,000,000;

(iv) each contract that provides for indemnification by Parent or any of its Subsidiaries that remains in effect as of the date of this Agreement with respect to liabilities in connection with Parent’s previous sales of Parent’s business, assets or properties in excess of $50,000,000;

(v) each contract involving the pending acquisition or sale of (or option to purchase or sell) the assets or properties of Parent or any of its Subsidiaries in excess of $50,000,000;

(vi) each material partnership, joint venture or strategic alliance agreement; and

(vii) each contract expressly limiting or restricting the ability of the Parent or its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be.

(b) Except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights generally and by general principles of equity, and provided that any indemnity, contribution and exoneration provisions contained in any such Parent Material Agreement may be limited by applicable Law and public policy, each of the Parent Material Agreements (i) constitutes the valid and binding obligation of Parent and, to the Knowledge of Parent, constitutes the valid and binding obligation of the other parties thereto and

(ii) is in full force and effect as of the date of this Agreement, in each case unless the failure to be so would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect.

(c) There is not under any Parent Material Agreement, any default or event which, with notice or lapse of time or both, would constitute a default on the part of any of the parties thereto, or any notice of termination, cancellation or material modification, in each case, except such events of default, other events, notices or modifications as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect.

6.13 Environmental Matters. Except as reflected in the Parent Financial Statements, and except for any such matter that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect:

(a) Each of Parent and any of its Subsidiaries and their respective assets, real properties and operations are in compliance with all Environmental Laws and Environmental Permits;

(b) All Environmental Permits for conducting the respective businesses and operations of each of Parent and any of its Subsidiaries as they are currently being conducted have been obtained and are currently in full force and effect, and, since January 1, 2012, none of Parent or any of its Subsidiaries has received any notice that any such existing Environmental Permit will be revoked or any pending application for any new Environmental Permit or renewal of any existing Environmental Permit will be protested or denied;

(c) Since January 1, 2012, neither Parent nor any of its Subsidiaries has received any written notice from any Governmental Authority alleging any such Person’s violation of or liability under any Environmental Law (including liability as a potentially responsible party under CERCLA or any analogous state Laws) or any Environmental Permit, with respect to the Parent’s assets, real properties (whether owned or leased) and operations that remains pending or unresolved and there are no facts, conditions or occurrences Known to the Parent that would reasonably be expected to result in the receipt of such notice;

(d) There are no actions, suits, proceedings (including civil, criminal, administrative and dispute resolution proceedings), claims, government investigations, orders, decrees or judgments pending or in effect, or, to the Knowledge of Parent, threatened by a Person against Parent or any of its Subsidiaries which allege a violation of or liability under any Environmental Law and, to the Knowledge of Parent, there are no existing facts, conditions or occurrences that would reasonably be expected to give rise to any such action, suit, proceeding, claim, investigation, order, decree or judgment;

(e) There has been no Release of any Hazardous Material at, on, under, or from (x) any of Parent’s or any of its Subsidiaries’ real properties as a result of the operations of Parent or any of its Subsidiaries or (y) to the Knowledge of Parent, any real properties offsite the Parent’s and its Subsidiaries’ real properties that, in each case of (x) and (y), has not been remediated as required by, or resulted in liability under, any Environmental Law or otherwise adequately reserved for in the Parent Financial Statements;

(f) None of Parent or any of its Subsidiaries has assumed or retained by contract or operation of Law any liabilities of any third parties for the presence or Release of, or exposure to, Hazardous Materials or for failure to comply with Environmental Law; and

(g) This Section 6.13 constitutes the sole and exclusive representation and warranty of Parent with respect to Environmental Permits, Hazardous Materials and Environmental Law.

6.14 Title to Properties. Parent and its Subsidiaries have good and indefeasible title to all real and personal properties which are material to the business of Parent and its Subsidiaries, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except (a) such as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Parent and its Subsidiaries, (b) for Permitted Encumbrances and (c) such as would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect.

6.15 Litigation. There are no Proceedings pending or threatened against Parent or any of its Subsidiaries or to which Parent or any of its Subsidiaries is otherwise a party or a threatened party, except for Proceedings that would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect, and, as of the date hereof, no such Proceeding would, individually or in the aggregate, be reasonably expected to materially delay the consummation of the Merger.

6.16 Information Supplied. None of the information supplied (or to be supplied) in writing by or on behalf of Parent specifically for inclusion in (i) the Registration Statement will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading or (ii) the Joint Proxy Statement (which will be included as a prospectus in the Registration Statement) will, on the date the Joint Proxy Statement is first mailed to Parent Stockholders or the Partnership Unitholders, and at the time of the Parent Meeting and Partnership Meeting, contain any untrue statement of a material fact or omit to state any material fact with respect to the Parent required to be stated therein or necessary in order to make the statements therein with respect to the Parent, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the applicable requirements of the Securities Act. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to information supplied by or on behalf of the Partnership for inclusion or incorporation by reference in any of the foregoing documents.

6.17 Tax Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect:

(a) each of Parent and its Subsidiaries has filed when due (taking into account extensions of time for filing) all Tax Returns required to be filed by or with respect to Parent or any of its Subsidiaries, and all such Tax Returns are true, correct and complete;

(b) all Taxes owed by the Parent or any of its Subsidiaries (whether or not shown on any Tax Return) have been duly and timely paid in full or an adequate reserve for the payment of such Taxes has been established in accordance with GAAP;

(c) there is no Proceeding now pending against the Parent or any of its Subsidiaries in respect of any Tax or Tax Return, nor has any written adjustment with respect to a Tax Return or written claim for additional Tax been received by Parent or any of its Subsidiaries that is still pending;

(d) no written claim has been made by any Tax authority in a jurisdiction where Parent or one of its Subsidiaries does not currently file a Tax Return that Parent or such Subsidiaries is or may be subject to any Tax in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by the Parent or any of its Subsidiaries;

(e) there is no outstanding waiver or extension of any applicable statute of limitations for the assessment or collection of Taxes due from the Parent or any of its Subsidiaries;

(f) each of the Parent and its Subsidiaries has complied in all respects with all applicable Law relating to the payment and withholding of Taxes and has duly and timely withheld and paid all Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other party;

(g) none of Parent or any of its Subsidiaries is a party to a Tax allocation or sharing agreement, and no payments are due or will become due by Parent or any of its Subsidiaries pursuant to any such agreement or arrangement or any Tax indemnification agreement;

(h) NGLS has, at all times since its formation, been classified for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation. NGLS is not, for U.S. federal income tax purposes, a partnership that would be treated as an investment company (within the meaning of Section 351) if the partnership were incorporated; and

(i) none of Parent or any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return or has any liability for the Taxes of any Person (other than Parent or any of its Subsidiaries), as a transferee or successor, by contract, or otherwise.

6.18 Employee Benefits.

(a) Section 6.18(a) of the Parent Disclosure Schedule sets forth a complete and accurate list of each material Employee Benefit Plan that is (i) sponsored, maintained or contributed to by the Parent or any of its ERISA Affiliates, or (ii) for which the Parent or any of its ERISA Affiliates has or could have any liability, contingent or otherwise (each, a “Parent Employee Benefit Plan”).

(b) Each Parent Employee Benefit Plan has been administered in all respects in accordance with its terms, and in compliance with the applicable provisions of all Laws applicable to such Parent Employee Benefit Plan, and complies with such terms and such Laws, in each case except where the failure to be so administered or to so comply, would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect. There are no investigations by any Governmental Authority, termination proceedings or other claims (except routine claims for benefits payable under the Parent Employee Benefit Plans) or proceedings pending or, to the Knowledge of the Parent, threatened against or involving any Parent Employee Benefit Plan or asserting any rights to, or claims for benefits under, any Parent Employee Benefit Plan, in each case, that would be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, there do not now exist, nor do any circumstances exist that would result in, any liabilities to the Parent or any of its ERISA Affiliates under (i) Section 302 of ERISA, (ii) Sections 412 and 4971 of the Code, (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code). Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, each Parent Employee Benefit Plan that is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the Internal Revenue Service as to its qualified status or may rely upon an opinion letter for a prototype plan and, to the Knowledge of Parent, nothing has occurred that could adversely affect the qualified status of any such Parent Employee Benefit Plan.

(d) To the Knowledge of Parent, no Parent Employee Benefit Plan or any other arrangement maintained by Parent or its Subsidiaries provides any of the following retiree or post-employment benefits to any Person: medical, disability or life insurance benefits, except as required by (i) the applicable requirements of Section 4980B of the Code or any similar state Law or (ii) company-paid or subsidized healthcare coverage pursuant to an employment, severance or similar agreement, plan or arrangement. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, each of Parent and each its ERISA Affiliates is in compliance with (A) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations (including proposed regulations) thereunder and any similar state Law and (B) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations (including the proposed regulations) thereunder.

(e) To the Knowledge of Parent no Parent Employee Benefit Plan is, and none of Parent, its Subsidiaries or any of their respective ERISA Affiliates contributes to, during the past six years has contributed to or has any liability or obligation, whether actual or contingent, with respect to any (x) “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or (y) pension plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code.

(f) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will, individually or together with the occurrence of any other event, (i) result in the imposition of sanctions imposed under Sections 280G and 4999 of the Code to the Parent, its Subsidiaries or any Parent Employee, (ii) result in or entitle any Parent Employee to any payment or benefit, (iii) accelerate the vesting, funding or time of payment of any compensation or other benefit payable pursuant to any Parent Employee Benefit Plan or to any Parent Employee, or (iv) increase the amount or value of any payment, compensation or benefit to any Parent Employee.

(g) Parent is, and has been, in compliance in all respects with all applicable Law relating to the employment of labor, including all such applicable Law relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health and workers’ compensation, except where the failure to comply would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect. There are no pending or, to the Knowledge of the Parent, threatened material investigations, audits, complaints or proceedings against the Parent by or before any Governmental Authority involving any applicant for employment, any current or former employee or any class of the foregoing that, individually or in the aggregate, would be reasonably expected to result in a Parent Material Adverse Effect.

(h) No Parent Employees are covered by a collective bargaining agreement, and, to the Knowledge of Parent, none of the Parent Employees are represented by a labor organization and no organizational effort is presently being made or threatened by or on behalf of any labor union with respect to the Employees. There are no pending or, to the Knowledge of Parent, threatened, labor disputes, strike, lock-out, work stoppages, requests for representation, pickets or work slow-downs, nor has such event or labor difficulty occurred within the past three (3) years, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

6.19 Intellectual Property. Parent and its Subsidiaries own or have the right to use all Intellectual Property necessary for the operation of its business as presently conducted (collectively, the “Parent Intellectual Property”) free and clear of all encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such Intellectual Property would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. The use of the Parent Intellectual Property by Parent and its Subsidiaries in the operation of Parent’s business as presently conducted does not infringe upon or misappropriate any Intellectual Property of any other Person, except for such matters that would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect.

6.20 Financial Advisors. Parent has not incurred any liability for fees of any broker, finder or financial advisor in respect of the transactions contemplated by this Agreement, excluding fees to be paid by Parent to the Parent Financial Advisors.

6.21 Opinion of Financial Advisers. The Parent Board has received the opinion of the Parent Financial Advisors to the effect that, as of the date of the opinion, and based on and subject to the assumptions, limitations, qualifications and other matters considered, the Merger Consideration is fair, from a financial point of view, to the Parent.

6.22 Related Party Transactions. Except as disclosed in the Parent SEC Documents, neither Parent nor any of its Subsidiaries are party to any transaction or arrangement under which any (a) present or former executive officer or director of Parent or any Subsidiary of Parent, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of equity of Parent or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other contract with or binding upon the Parent or any Subsidiary of Parent or owns or has any interest in any of their respective properties or assets, in each case as would be required to be disclosed by Parent pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

6.23 Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business other than in connection with entering into this Agreement and engaging in the transactions contemplated hereby.

6.24 Insurance. Parent and its Subsidiaries maintain, or are entitled to the benefits of, insurance in such amounts and against such risks substantially as Parent believes to be customary for the industries in which it and its Subsidiaries operate. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) all material insurance policies maintained by or on behalf of Parent or any of its Subsidiaries as of the date of this Agreement are in full force and effect, and all premiums due on such policies have been paid by Parent or its Subsidiaries and (ii) Parent and its Subsidiaries are in compliance with the terms and provisions of all insurance policies maintained by or on behalf of Parent or any of its Subsidiaries as of the date of this Agreement, and neither Parent nor any of its Subsidiaries is in breach or default under, or has taken any action that would permit termination or material modification of, any material insurance policies.

6.25 Regulatory Matters.

(a) Parent is not (x) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder or (y) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b) Except as set forth on Section 5.22(b) of the Parent Disclosure Schedule, all natural gas pipeline Systems and related facilities constituting Parent’s and its Subsidiaries’ properties are (i) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, as amended, and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

6.26 Derivatives. The Parent SEC Documents accurately summarize, in all material respects, the outstanding Derivative positions of Parent and its Subsidiaries, including Hydrocarbon and financial Derivative positions attributable to the production and marketing of Parent and its Subsidiaries, as of the dates reflected therein.

6.27 Financing; Availability of Funds.

(a) Parent has delivered to the Partnership true and complete copies of (i) an executed copy of the Debt Commitment Letter pursuant to which the lender parties thereto have agreed, subject to the terms and conditions thereof, to provide or cause to be provided the debt amounts set forth therein and (ii) the fee letters referred to in such commitment letter (redacted to exclude pricing information) (the “Fee Letter” and, together with the Debt Commitment Letter, the “Debt Financing Commitments”). As of the date of this Agreement, the Debt Financing Commitments are in full force and effect and constitute the legal, valid and binding obligation of Parent and, to the Knowledge of Parent, the other parties thereto. There are no conditions precedent related to the funding of the full amount of the debt financing contemplated by the Debt Financing Commitments other than as expressly set forth in the Debt Financing Commitments.

(b) Parent and Merger Sub will have available at the Closing all of the funds required for the consummation of the transactions contemplated by this Agreement.

6.28 No Other Representations and Warranties. Except for the representations and warranties set forth in this Article VI, neither Parent nor any other Person makes or has made any express or implied representation or warranty with respect to Parent or with respect to any other information provided to the Partnership in connection with the Merger or the other transactions contemplated hereby, and specifically (but without limiting the generality of the foregoing) neither Parent nor any other Person makes any representation or warranty with respect to (a) any projections, estimates or budgets delivered or made available to the Partnership Entities (or any of their respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent and its Subsidiaries or (b) the future business and operations of Parent and its Subsidiaries. Without limiting the generality of the foregoing, neither Parent nor any other Person will have or be subject to any liability or other obligation to the Partnership or any other Person resulting from the distribution to the Partnership (including its respective Representatives), or the Partnership’s (or such Representatives’) use of, any such information, including any information, documents, projections, forecasts or other material made available to the Partnership in certain management presentations in expectation of the Merger. Neither the Partnership nor Partnership GP has relied on any representation or warranty not set forth in Article V.

ARTICLE VII

COVENANTS

The Partnership Entities hereby covenant to and agree with the Parent Entities, and the Parent Entities and Merger Sub hereby covenant to and agree with the Partnership Entities, that:

7.1 Consummation of the Merger.

(a) Subject to the terms and conditions of this Agreement, each of the Parent Entities, on the one hand, and the Partnership Entities, on the other hand, will cooperate with the other and use (and will cause their respective Subsidiaries to use) its reasonable best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to the Closing to be satisfied as promptly as practicable (and in any event no later than the Outside Date) and to consummate and make effective, in the most expeditious manner practicable, the Merger and the APL Merger, including preparing and filing promptly and fully all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws), (ii) obtain promptly (and in any event no later than the Outside Date) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Merger and the APL Merger, and (iii) obtain all necessary consents, approvals or waivers from third parties. For purposes of this Agreement, “Antitrust Laws” means the Sherman Antitrust Act, as amended, the Clayton Antitrust Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

(b) In furtherance and not in limitation of the foregoing, each Party hereto agrees (i) to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Merger as promptly as practicable and in any event within ten (10) Business Days after the date of this Agreement, (ii) to supply as promptly as practicable any additional information and documentary material that may be requested by any Governmental Authority pursuant to the HSR Act or any other Antitrust Law, including substantial compliance with any “second request” for additional information or documentary material under the HSR Act as promptly as reasonably practicable, and (iii) take, or cause to be taken (including by their respective Subsidiaries), all other actions consistent with this Section 7.1 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable (and in any event no later than the Outside Date).

(c) Notwithstanding anything to the contrary set forth in this Agreement, each of the Parent and the Partnership agrees to take, and to cause its respective Subsidiaries (which term, as used here with respect to the Partnership, shall include the Spin-Off Companies) to take, any and all steps and to make, and cause to be made, any and all undertakings necessary to resolve such objections, if any, that a Governmental Authority may assert under any Antitrust Law with respect to the transactions contemplated by this Agreement (including the Transactions), and to avoid or eliminate each and every impediment under the Antitrust Laws that may be asserted by any Governmental Authority with respect to such transactions so as to enable the Closing to occur as promptly as practicable, and in any event no later than the Outside Date, including (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of any businesses, assets, equity interests, product lines or properties of any Party or any of its Subsidiaries, (y) creating, terminating, or divesting relationships, ventures, contractual rights or obligations of any Party or its Subsidiaries and (z) otherwise taking or committing to take any action that after the Closing would limit Parent or its Subsidiaries or the Partnership or its Subsidiaries’ (which term, as used here, shall include the Spin-Off Companies), as applicable, freedom of action with respect to, or their ability to retain or hold, one or more of their or their Subsidiaries’ businesses, assets, equity interests, product lines or properties, in each case as may be required in order to obtain all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations or to avoid the commencement of any action to prohibit the transactions contemplated by this Agreement, or, in the alternative, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining or other order in any action or proceeding seeking to prohibit the transactions contemplated by this Agreement or delay the Closing beyond the Outside Date (each, a “Divestiture Action”); provided that none of Parent and its Subsidiaries or the Partnership and its Subsidiaries (which term, as used here, shall include the Spin-Off Companies) shall be required to take any action, or commit to take any action, or agree to any condition or limitation, in connection with the foregoing that would reasonably be expected to (i) in the case of assets, properties or business of Parent or its Subsidiaries, materially and adversely impact the business or operations of Parent and its Subsidiaries (as measured prior to the Effective Time) within any specific oil and natural gas producing basin or in any distinctive market area if outside of an oil and natural gas producing basin or (ii) in the case of assets, properties or business of the Partnership or its Subsidiaries, materially and adversely impact the business or operations of the Partnership and its Subsidiaries (as measured prior to the Effective Time) within any specific oil and natural gas producing basin or in any distinctive market area if outside of an oil and natural gas producing basin; and provided, further, that the consummation of the transactions provided for in any such agreement for a Divestiture Action shall be conditioned upon the Closing or satisfaction or waiver of all of the conditions to Closing in a case where the Closing will occur immediately following such Divestiture Action.

(d) Each of the Parties hereto will use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the transactions contemplated hereby and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Merger, including any proceeding initiated by a private Person, (ii) promptly inform the Other Parties of (and supply to the Other Parties) any communication received by such Party from, or given by such Party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other Governmental Authority and any material communication received or given in connection with any proceeding by a private Person, in each case regarding the Merger, (iii) permit the Other Parties to review in advance and incorporate the Other Parties’ reasonable comments in any communication to be given by it to any Governmental Authority with respect to obtaining any clearances required under any Antitrust Law in connection with the transactions contemplated hereby and (iv) consult with the Other Parties in advance of any meeting or teleconference with any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and, to the extent not prohibited by the Governmental Authority or other Person, give the Other Parties the opportunity to attend and participate in such meetings and teleconferences. Subject to Section 7.5(b), the Parties will take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 7.1 in a manner so as to preserve the applicable privilege.

Notwithstanding anything to the contrary set forth in this Agreement, Parent shall, on behalf of the Parties, control and lead all communications and strategy relating to the Antitrust Laws, subject to the good faith consultations with the Partnership and the inclusion of the Partnership at meetings with any Governmental Authority with respect to any discussion related to the Merger under the Antitrust Laws.

7.2 Registration Statement; Joint Proxy Statement.

(a) As soon as practicable following the date of this Agreement, the Partnership and Parent will prepare the Joint Proxy Statement and Parent will prepare and Parent will file with the SEC the Registration Statement (which shall include the Joint Proxy Statement). Each of the Partnership and Parent will use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and keep the Registration Statement effective for so long as necessary to consummate the transactions contemplated hereby. Each of the Partnership and the Parent will use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the Partnership Unitholders and the Parent Stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Parent shall also take any action required to be taken under any applicable state or provincial securities Law in connection with the issuance and reservation of the New Common Shares, and the Partnership shall furnish all information concerning the Partnership and the holders of Partnership Units or a beneficial interest therein as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Registration Statement will be made by Parent, and no filing of, or amendment or supplement to, the Joint Proxy Statement will be made by the Partnership or Parent without providing the Other Parties a reasonable opportunity to review and comment thereon; provided, that the Partnership Parties, in connection with a Partnership Change in Recommendation, or Parent, in connection with a Parent Change in Recommendation, may amend or supplement the Registration Statement and the Joint Proxy Statement to effect such change if, and to the extent, such amendment or supplement is required by applicable Law. If at any time prior to the Effective Time any information relating to the Partnership or Parent, or any of their respective Affiliates, directors or officers, is discovered by the Partnership or Parent that should be set forth in an amendment or supplement to either the Registration Statement or the Joint Proxy Statement, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information will promptly notify the Other Parties and an appropriate amendment or supplement describing such information will be promptly filed with the SEC and, to the extent required by Law, disseminated to the Partnership Unitholders or Parent Stockholders. The Parties will notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Joint Proxy Statement or the Registration Statement or for additional information and will supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Joint Proxy Statement, the Registration Statement or the transactions contemplated hereby and (ii) all orders of the SEC relating to the Registration Statement.

(b) Subject to Section 7.2(d) and the termination of this Agreement pursuant to Article IX, including pursuant to Section 9.1(j), the Partnership will, as soon as reasonably practicable following the Registration Statement being declared effective by the SEC, establish a record date for, duly call, give notice of, convene and hold, the Partnership Meeting. Except as permitted by Section 7.3, the Joint Proxy Statement shall include the Partnership Board’s recommendation that the Partnership Unitholders approve this Agreement and the transactions contemplated hereby, including the Merger (the “Partnership Board Recommendation”). Subject to the termination of this Agreement pursuant to Article IX, the Partnership’s obligations to call, give notice of and hold the Partnership Meeting in accordance with Section 7.2 shall not be limited by the making, commencement, disclosure, announcement or submission of any Superior Proposal or Alternative Proposal, or by any Partnership Change in Recommendation. Without limiting the generality of the foregoing, the Partnership agrees that: (i) unless this Agreement is validly terminated in accordance with Article IX (including, if applicable, upon payment of the Termination Fee and the Expenses), the Partnership shall not submit any Superior Proposal to a vote of the Partnership Unitholders; and (ii) it shall not (without Parent’s prior written consent) adjourn, postpone or cancel (or propose, publicly or otherwise, or resolve to, to adjourn, postpone or cancel) the Partnership Meeting, except (iii) in the absence of proxies sufficient to obtain the Partnership Unitholder Approval, to solicit additional proxies for the purpose of obtaining Partnership Unitholder Approval, (iv) in the absence of a quorum, or (v) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that the Partnership has determined after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Partnership Unitholders prior to Partnership Meeting, such additional time not to exceed ten (10) calendar days. Notwithstanding anything to the contrary in this Agreement, if there occurs a Partnership Change in Recommendation, the Partnership shall remain required to call, hold and convene the Partnership Meeting unless this Agreement has been terminated in accordance with its terms.

(c) Subject to Section 7.2(d) and the termination of this Agreement pursuant to Article IX, Parent will, as soon as reasonably practicable following the Registration Statement being declared effective by the SEC, establish a record date for, duly call, give notice of, convene and hold, the Parent Meeting Except as permitted by Section 7.3, the Joint Proxy Statement shall include the Parent Board’s recommendation that the Parent Stockholders approve the Parent Share Issuance (the “Parent Board Recommendation”). Without limiting the generality of the foregoing, the Parent agrees that it shall not (without Partnership’s prior written consent) adjourn, postpone or cancel (or propose, publicly or otherwise, or resolve to, to adjourn, postpone or cancel) the Parent Meeting, except (i) in the absence of proxies sufficient to obtain the Parent Stockholder Approval, to solicit additional proxies for the purpose of obtaining Parent Stockholder Approval, (ii) in the absence of a quorum, or (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that the Parent has determined after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Parent Stockholders prior to Parent Meeting, such additional time not to exceed ten (10) calendar days. Notwithstanding anything to the contrary in this Agreement, if there occurs a Parent Change in Recommendation, the Parent shall remain required to call, hold and convene the Parent Meeting unless this Agreement has been terminated in accordance with its terms.

(d) The parties shall use their reasonable best efforts to hold the Parent Meeting, the Partnership Meeting and the meeting of APL’s unitholders held for the purpose of approving the APL Merger Agreement and the APL Merger on the same day at the same time as soon as reasonably practicable after the date of this Agreement, and to set the same record date for each such meeting.

7.3 Alternative Proposals; Change in Recommendation by the Partnership.

(a) Each of Partnership GP and the Partnership will and will cause the Partnership’s Subsidiaries and the Spin-Off Companies to, and will use reasonable best efforts to cause its and its Subsidiaries’ and the Spin-Off Companies’ Representatives to, immediately cease and cause to be terminated any discussions or negotiations, if any, with any Person (other than the Parent Entities and their respective Representatives) conducted on or prior to the date of this Agreement with respect to any Alternative Proposal (which, for this purpose, need not have been an unsolicited proposal) and shall request of each such Person that executed a confidentiality agreement with the Partnership with respect to any Alternative Proposal (which, for this purpose, need not have been an unsolicited proposal) in the six (6) months prior to the date hereof and is in possession of confidential information about Partnership GP, the Partnership or any of their Subsidiaries, the return or destruction of all such confidential information in accordance with the terms of the confidentiality agreement with such Person. From and after the execution of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to Article IX, neither Partnership GP nor the Partnership will, and each of the Partnership and the Partnership GP will cause the Partnership’s Subsidiaries and the Spin-Off Companies not to, and use reasonable best efforts to cause its and the Subsidiaries’ and Spin-Off Companies’ officers, directors, managers, members, employees and other Representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage (including by way of furnishing information), facilitate the making, submission or announcement of any proposal or offer that constitutes, or could reasonably be expected to result in, any Alternative Proposal, or (ii) enter into or participate in any discussions or negotiations regarding, or furnish to any Person any non-public information regarding Partnership GP, the Partnership or their Subsidiaries with respect to, or that could reasonably be expected to lead to, or in connection with or for the purpose of encouraging or facilitating, any Alternative Proposal.

(b) Notwithstanding anything to the contrary contained in this Section 7.3, if at any time following the execution of this Agreement and prior to obtaining the Partnership Unitholder Approval, (i) either Partnership GP or the Partnership has received an unsolicited written Alternative Proposal that the Partnership Board believes is bona fide, and that did not result from a breach of this Section 7.3, and (ii) the Partnership Board, after consultation with its financial advisors and outside legal counsel, determines in good faith that such Alternative Proposal could reasonably result in a Superior Proposal, then the Partnership may, subject to clauses (x) and (y) below, (A) furnish information, including non-public information, with respect to the Partnership and its Subsidiaries to, and afford access to the business, properties, books and records of the Partnership and its Subsidiaries, to the Person making such Alternative Proposal and such Person’s Representatives and (B) enter into and participate in discussions or negotiations with the Person making such Alternative Proposal and its Representatives; provided that (x) (I) promptly following (and in any event within twenty-four (24) hours) of the Partnership first furnishing any such non-public information to, or first entering into discussions or negotiations with, such Person, the Partnership shall give Parent written notice of such action, including the identity of such Person, and (II) prior to furnishing any such non-public information, the Partnership shall have received from such Person an executed confidentiality agreement with confidentiality provisions no less favorable to the Partnership than the provisions of the Confidentiality Agreement as in effect immediately prior to the execution of this Agreement, a copy of which shall be provided to Parent promptly (and in any event within twenty-four (24) hours) following execution and (y) the Partnership will promptly (and in any event within 24 hours) provide to Parent any non-public information about the Partnership and its Subsidiaries that was not previously provided or made available to Parent following the provision of any such non-public information to such other Person.

(c) In addition to the other obligations of the Partnership set forth in this Section 7.3, the Partnership will promptly (and in no event later than twenty-four (24) hours after receipt) (i) advise Parent in writing of any Alternative Proposal (and any changes thereto) that it receives and the material terms and conditions of any such Alternative Proposal, including the identity of such Person making such Alternative Proposal, and (ii) if in writing, provide Parent a copy of any such Alternative Proposal. The Partnership will keep Parent reasonably informed of the status and material terms and conditions of such Alternative Proposal and any material modification thereto, including if in writing, providing Parent with a copy thereof. The Partnership Entities agree that neither the Partnership nor any of its Subsidiaries will enter into any agreement with any Person which prohibits the Partnership from providing any information to Parent in accordance with this Section 7.3.

(d) Except as otherwise provided in this Section 7.3, the Partnership Board shall not (i): (A) change, withdraw, withhold, modify or qualify, or publicly propose to withdraw, modify or qualify, in each case, in any manner adverse to Parent, the Partnership Board Recommendation, (B) fail to include the Partnership Board Recommendation in the Joint Proxy Statement, (C) fail to reaffirm (publicly, if so requested by Parent) the Partnership Board Recommendation within five (5) Business Days after the date of any Alternative Proposal (or material modification thereto) is publicly disclosed by the Partnership or the Person making such Alternative Proposal (except for a tender or exchange offer, which shall be governed by clause (D)), (D) fail to announce publicly within the ten (10) Business Days period (as specified in Rule 14e-2 under the Exchange Act) after a tender offer or exchange offer relating to the Partnership Units shall have been commenced that the Partnership Board recommends rejection of such tender offer or exchange offer and reaffirming the Partnership Board Recommendation; or (E) publicly approve or recommend, or publicly propose to approve, recommend or enter into, any Alternative Proposal (any action described in this Section 7.3(d) being referred to as a “Partnership Change in Recommendation”); or (ii) approve, adopt or allow Partnership GP, the Partnership or any of their Subsidiaries or the Spin-Off Companies to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, or other similar contract or any tender or exchange offer providing for, with respect to, or in connection with, any Alternative Proposal. For the avoidance of doubt, a public statement that describes the Partnership’s receipt of an Alternative Proposal and the operation of this Agreement with respect thereto shall not be deemed a Partnership Change in Recommendation.

(e) Notwithstanding anything in this Agreement to the contrary, if (i) the Partnership receives a written, unsolicited Alternative Proposal (and such proposal is not withdrawn) that the Partnership Board believes is bona fide, (ii) such Alternative Proposal did not result, directly or indirectly, from a breach of this Section 7.3, and (iii) the Partnership Board determines, after consultation with its financial advisors and outside legal counsel, that such Alternative Proposal constitutes a Superior Proposal, then the Partnership Board may at any time prior to obtaining the Partnership Unitholder Approval, effect a Partnership Change in Recommendation or terminate this Agreement pursuant to Section 9.1(j); provided, however, that the Partnership Board may not take such action pursuant to the foregoing unless:

(i) the Partnership has provided prior written notice to Parent specifying in reasonable detail the reasons for such action (including a description of the material terms of such Superior Proposal and delivering to Parent a copy of the proposed definitive agreement providing for the Alternative Proposal for such Superior Proposal in the form to be entered into and any other relevant proposed transaction agreements, at least seventy-two (72) hours in advance of its intention to effect a Partnership Change in Recommendation or terminate this Agreement pursuant to Section 9.1(j), unless at the time such notice is otherwise required to be given there are less than seventy-two (72) hours prior to the Partnership Meeting, in which case the Partnership will provide as much notice as is reasonably practicable (the period inclusive of all such hours, the “Notice Period”) (it being understood and agreed that any material amendment to the terms of a Superior Proposal shall require a new notice pursuant to this Section 7.3(e)(i) and a new Notice Period, except that the Notice Period shall be reduced to forty-eight (48) hours (or if there are less than forty-eight (48) hours prior to the Partnership Meeting, as much notice as is reasonably practicable)); and

(ii) during the Notice Period the Partnership has negotiated with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal.

(f) The Partnership Board is permitted, at any time prior to obtaining the Partnership Unitholder Approval, other than in connection with an Alternative Proposal, to make a Partnership Change in Recommendation in response to a Partnership Intervening Event but only if (i) prior to taking any such action, the Partnership Board determines in good faith, after consultation with the Partnership’s outside legal counsel, that failure to take such action would result in a breach of its duties under applicable Law, the Existing Partnership Agreement or the Partnership GP Agreement, (ii) the Partnership has given at least seventy-two (72) hours’ advance written notice to Parent that the Partnership Board intends to take such action (which notice shall specify in reasonable detail the reasons for such action) and (iii) during such period the Partnership has negotiated with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so as to permit the Partnership Board not to make a Partnership Change in Recommendation. A “Partnership Intervening Event” means a material event, circumstance, state of facts, occurrence, development or change that did not exist or was not known to the Partnership Board on the date of this Agreement (or if known, the consequences of which were not known by the Partnership Board as of the date of this Agreement), which event, circumstance, state of facts, occurrence, development or change, or any material consequences thereof, (i) becomes known to the

Partnership Board prior to the receipt of the Partnership Unitholder Approval and (ii) does not relate to an Alternative Proposal;  provided, however, that (x) no event, circumstance, state of facts, occurrence, development or change arising from any action or omission by Partnership GP, the Partnership or any of their Subsidiaries or the Spinoff Companies that is required to be taken or omitted by this Agreement, including any action taken or omission made with respect to the obtaining of the necessary consents and approvals pursuant to Sections 7.1 and 7.10 may give rise to a Partnership Intervening Event and (y) if the Partnership Intervening Event relates to an event, circumstance, state of facts, occurrence, development or change involving Parent or any of its Subsidiaries, then such event, circumstance, state of facts, occurrence, development or change shall not constitute a Partnership Intervening Event unless it has a Parent Material Adverse Effect.

(g) Nothing contained in this Agreement will prevent the Partnership or the Partnership Board from taking and disclosing to the Partnership Unitholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to the Partnership Unitholders) or from making any legally required disclosure to Partnership Unitholders;  provided, however, that the Partnership Board shall not make a Partnership Change in Recommendation except in accordance with Section 7.3(e) or 7.3(f). Any “stop-look-and-listen” communication by the Partnership or the Partnership Board to the Partnership Unitholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication to the Partnership Unitholders) will not be considered a Partnership Change in Recommendation.

(h) For purposes of this Agreement:

(i) “Alternative Proposal” means any unsolicited proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than Parent and its Subsidiaries, relating to any (A) direct or indirect acquisition (whether in a single transaction or a series of related transactions, and whether through a tender offer, exchange offer, merger, consolidation, unit exchange, share exchange, business combination, recapitalization, liquidation, dissolution or other transaction), of assets of the Partnership and its Subsidiaries equal to 20% or more of the combined assets of the Partnership and its Subsidiaries or to which 20% or more of the combined revenues or earnings of the Partnership and its Subsidiaries are attributable, (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions, and whether through a tender offer, exchange offer, merger, consolidation, unit exchange, share exchange, business combination, recapitalization, liquidation, dissolution or other transaction) of beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of 20% or more of the equity securities of the Partnership GP or securities of the Partnership representing 20% or more of the voting power of the securities of the Partnership.

(ii) “Superior Proposal” means an unsolicited written offer to acquire, directly or indirectly, (a) 75% or more of the outstanding equity securities of APL GP or securities of the Partnership representing 75% or more of the voting power of the securities of the Partnership, (b) 75% or more of the combined assets of the Partnership and its Subsidiaries, taken as a whole or (c) 75% or more of the combined assets of the Partnership and its Subsidiaries and the Spin-Off Companies, taken as a whole, in each case of (a) through (c), either with or without the Spin-Off Transaction, and on terms and conditions which the

Partnership Board determines in good faith, after consultation with its financial advisors and outside legal counsel, to be more favorable from a financial point of view to the Partnership Unitholders than the transactions contemplated by this Agreement, taking into account at the time of determination such matters the Partnership Board deems relevant, including the legal, financial, regulatory and other aspects of such offer (including conditions to and expected timing and risks of consummation and the ability of the party making such proposal to obtain financing for such Acquisition Proposal, as applicable) and any changes to the terms of this Agreement that as of that time had been committed to by Parent in writing.

7.4 Change in Recommendation by Parent.

(a) Except as otherwise provided in this Section 7.4, the Parent Board shall not: (A) change, withdraw, withhold, modify or qualify, or publicly propose to withdraw, modify or qualify, in each case, in any manner adverse to Partnership, the Parent Board Recommendation, or (B) fail to include the Parent Board Recommendation in the Joint Proxy Statement (any action described in this Section 7.4(a) being referred to as a “Parent Change in Recommendation”).

(b) The Parent Board is permitted, at any time prior to obtaining the Parent Stockholders Approval, to make a Parent Change in Recommendation in response to a Parent Intervening Event but only if (i) prior to taking any such action, the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel, that failure to take such action would result in a breach of its duties under applicable Law, (ii) the Parent has given at least seventy-two (72) hours’ advance written notice to Partnership that the Parent Board intends to take such action (which notice shall specify in reasonable detail the reasons for such action) and (iii) during such period Parent has negotiated with the Partnership in good faith (to the extent Partnership desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so as to permit the Parent Board not to make a Parent Change in Recommendation. A “Parent Intervening Event” means a material event, circumstance, state of facts, occurrence, development or change that did not exist or was not known to the Parent Board on the date of this Agreement (or if known, the consequences of which were not known by the Parent Board as of the date of this Agreement), which event, circumstance, state of facts, occurrence, development or change, or any material consequences thereof, becomes known to the Parent Board prior to receipt of the Parent Stockholder Approval; provided, however, that (x) no event, circumstance, state of facts, occurrence, development or change arising from any action or omission by Parent or any of its Subsidiaries that is required to be taken or omitted by this Agreement, including any action taken or omission made with respect to the obtaining of the necessary consents and approvals pursuant to Sections 7.1 and 7.10 may give rise to a Parent Intervening Event and (y) if the Parent Intervening Event relates to an event, circumstance, state of facts, occurrence, development or change involving Partnership or any of its Subsidiaries, then such event, circumstance, state of facts, occurrence, development or change shall not constitute a Parent Intervening Event unless it has a Partnership Material Adverse Effect.

(c) Nothing contained in this Agreement will prevent the Parent or the Parent Board from taking and disclosing to the Parent Stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to the Parent Stockholders) or from making any legally required disclosure to the Parent

Stockholders; provided, however, that the Parent Board shall not make a Parent Change in Recommendation except in accordance with Section 7.4(b). Any “stop-look-and-listen” communication by the Parent or Parent Board to the Parent Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication to the Parent Stockholders) will not be considered a Parent Change in Recommendation.

7.5 Access to Information; Confidentiality.

(a) Upon reasonable notice and subject to applicable Laws, each Party shall, and shall cause each of its Subsidiaries to afford to the Other Parties and their respective Representatives reasonable access during normal business hours (and, with respect to books and records, the right to copy) to all of its and its Subsidiaries’ properties, commitments, books, contracts, records and correspondence (in each case, whether in physical or electronic form), officers, employees, accountants, counsel, financial advisors and other Representatives throughout the period prior to the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX. Each Party shall furnish promptly to the Other Parties (i) a copy of each report, schedule and other document filed or submitted by it pursuant to the requirements of federal or state securities Laws and a copy of any communication (including “comment letters”) received by such Party from the SEC concerning compliance with securities Laws and (ii) all other information concerning its and its Subsidiaries’ business, properties and personnel as the Other Parties may reasonably request, including information necessary to prepare the Joint Proxy Statement and the Registration Statement. Except for disclosures permitted by the terms of the Confidentiality Agreement, each Party and its Representatives shall hold information received from the Other Parties pursuant to this Section 7.5 in confidence in accordance with the terms of the Confidentiality Agreement.

(b) This Section 7.5 shall not require any Party to permit any access, or to disclose any information, if such access or disclosure would unreasonably disrupt the operations of such Party and its Subsidiaries or, in the reasonable, good faith judgment (after consultation with counsel, which may be in-house counsel) of such Party would reasonably be expected to result in (i) any violation of any contract or Law to which such Party or its Subsidiaries is a party or would cause a loss of privilege to such Party or any of its Subsidiaries or (ii) if such Party or any of its Subsidiaries, on the one hand, and any Other Party or any of its Subsidiaries, on the other hand, are adverse parties in a litigation, such information being reasonably pertinent thereto; provided that, in the case of clause (i), the Parties shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so (1) would not (in the good faith belief of the Party being requested to disclose the information (after consultation with counsel, which may be in-house counsel)) reasonably be likely to result in the violation of any such contract or Law or cause a loss of such privilege or (2) could reasonably (in the good faith belief of the Party being requested to disclose the information (after consultation with counsel, which may be in-house counsel)) be managed through the use of customary “clean-room” arrangements pursuant to which non-employee Representatives of the Other Party shall be provided access to such information; provided, further, that the Party being requested to disclose the information shall (x) notify the Other Parties that such disclosures are reasonably likely to violate its or its Subsidiaries’ obligations under any such contract or Law or cause a loss of such privilege and (y) communicate to the Other Parties in reasonable detail the facts giving rise to such notification and the subject matter of such information (to the extent it is able to do so in accordance with the first proviso in this Section 7.5(b)) and (z) in the case where such disclosures are reasonably likely to violate its or its Subsidiaries’ obligations under any contract, use reasonable commercial efforts to seek consent from the applicable third party to any such contract with respect to the disclosures prohibited thereby (to the extent not otherwise expressly prohibited by the terms of such contract).

7.6 Public Statements. The initial press releases with respect to the execution of this Agreement shall each be reasonably agreed upon by Parent and the Partnership. Except (a) with respect to the Spin-Off Transaction and the Spin-Off Companies, (b) following any Partnership Change of Recommendation or Parent Change of Recommendation, Parent and the Partnership will not, and each of the foregoing will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the transactions contemplated hereby, without the prior written approval of the Parties; provided, however, that a Party or its Representatives may issue a public announcement or other public disclosures required by Law or the rules of any stock exchange upon which such Party’s or its Parent entity’s capital stock is traded, provided such Party uses reasonable best efforts to afford the Other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comment regarding same.

7.7 Confidentiality. The obligations of Parent and the Partnership under the Confidentiality Agreement shall remain in full force and effect in accordance with its terms and all information provided to any Party or its Representatives pursuant to or in connection with this Agreement is deemed to be “Evaluation Material” as defined under the Confidentiality Agreement; provided, however, that nothing in the Confidentiality Agreement shall be deemed to restrict the performance by the Partnership Entities or the Parent Entities of their respective obligations under this Agreement, and in the case of any conflict between the terms of this Agreement and the terms of the Confidentiality Agreement, the terms of this Agreement shall control.

7.8 Takeover Laws. Neither the Partnership nor Parent will take any action that would cause the transactions contemplated by this Agreement or the APL Merger Agreement to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from the Takeover Laws of any state that purport to apply to this Agreement or the transactions contemplated hereby.

7.9 New Common Shares Listed. Parent will use its reasonable best efforts to list, prior to the Closing, on the NYSE, upon official notice of issuance, the New Common Shares.

7.10 Third-Party Approvals.

(a) Subject to the terms and conditions of this Agreement, Parent and the Partnership and their respective Subsidiaries will cooperate and use their respective commercially reasonable efforts to prepare all documentation, to effect all filings, to obtain all permits, consents, approvals and authorizations of all Governmental Authorities and third parties necessary to consummate the transactions contemplated by this Agreement and to comply with the terms and conditions of such permits, consents, approvals and authorizations and to cause the

Merger to be consummated as expeditiously as practicable. Each of Parent and the Partnership has the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable Laws relating to the exchange of information, with respect to, all material written information submitted to any third party or any Governmental Authorities in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties agrees to act reasonably and promptly. Each Party agrees that it will consult with the Other Parties with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement, and each Party will keep the Other Parties apprised of the status of material matters relating to completion of the transactions contemplated hereby.

(b) Each of Parent and the Partnership agrees, upon request, to furnish the Other Party with all information concerning itself, its Subsidiaries, directors, officers and unitholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the Registration Statement or any filing, notice or application made by or on behalf of such Other Party or any of such Other Party’s Subsidiaries to any Governmental Authority in connection with the transactions contemplated hereby.

(c) This Section 7.10 shall not apply to (i) approval under Antitrust Laws or (ii) approval of the SEC of the Registration Statement and Joint Proxy Statement.

7.11 Indemnification; Directors’ and Officers’ Insurance.

(a) Without limiting any additional rights that any director, officer, trustee, employee, agent, or fiduciary may have under any employment or indemnification agreement or under the Existing Partnership Agreement, this Agreement or, if applicable, similar organizational documents or agreements of any of the Partnership’s Subsidiaries, from and after the Effective Time, Parent and the Surviving Entity, jointly and severally, will: (i) indemnify and hold harmless each Person who is now, or has been or becomes at any time prior to the Effective Time, an officer, director or employee of any of the Retained Companies and also with respect to any such Person, in their capacity as a director, officer, employee, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (whether or not such other entity or enterprise is affiliated with the Partnership) serving at the request of or on behalf of any of the Retained Companies and together with such Person’s heirs, executors or administrators (collectively, the “Indemnified Parties”) to the fullest extent authorized or permitted by applicable Law in connection with any Claim or Action against any losses, claims, damages, liabilities, costs, Indemnification Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) resulting therefrom; and (ii) promptly pay on behalf of or, within 15 days after any request for advancement, advance to each of the Indemnified Parties, any Indemnification Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any Claim or Action in advance of the final disposition of such Claim or Action, including payment on behalf of or advancement to the Indemnified Party of any Indemnification Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification or advancement, in each case without the requirement of any bond or other security. The indemnification and advancement obligations of Parent and the Surviving Entity pursuant to this Section 7.11(a) extend to acts or omissions occurring at or before the Effective Time and any Claim or Action relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger and the transactions contemplated by this Agreement and the APL Merger Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim or Action relating thereto), and all rights to indemnification and advancement conferred hereunder continue as to any Indemnified Party who has ceased to be a director or officer of the Partnership or any of its Subsidiaries after the date of this Agreement and inure to the benefit of such Person’s heirs, executors and personal and legal representatives. As used in this Section 7.11: (x) the term “Claim” means any threatened, asserted, pending or completed action or proceeding, whether instituted by any Party, any Governmental Authority or any other Person, that any Indemnified Party in good faith believes might lead to the institution of any action or proceeding, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism (“Action”), arising out of or pertaining to matters that relate to such Indemnified Party’s duties or service as a director or officer of Partnership GP or of any of the Partnership’s Subsidiaries or as a trustee of (or in a similar capacity with) any compensation and benefit plan of any thereof; (y) the term “Indemnification Expenses” means documented out-of-pocket attorneys’ fees and expenses and all other reasonable and documented out-of-pocket costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim for which indemnification is sought pursuant to this Section 7.11(a), including any Action relating to a claim for indemnification or advancement brought by an Indemnified Party; and (z) the phrase “to the fullest extent authorized or permitted by applicable Law” includes, but is not limited to (1) to the fullest extent authorized or permitted by any provision of the DRULPA and the DLLCA that authorizes or permits additional indemnification by agreement or otherwise, or the corresponding provision of any amendment to or replacement of the DRULPA and the DLLCA and (2) to the fullest extent authorized or permitted by any amendments to or replacements of the DRULPA and the DLLCA adopted after the date of this Agreement that increase the extent to which an entity may indemnify its directors, officers, trustees, employees, agents, or fiduciaries or Persons serving in any capacity in which any Indemnified Party serves. Any amendment, alteration or repeal of the DRULPA or the DLLCA that adversely affects any right of any Indemnified Party will be prospective only and does not limit or eliminate any such right with respect to any Claim or Action involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal. Neither Parent nor the Surviving Entity will settle, compromise or consent to the entry of any judgment in any actual or threatened Claim or Action in respect of which indemnification has been or could be sought by such Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or Action without admission or finding of wrongdoing, or such Indemnified Party otherwise consents thereto.

(b) Without limiting the foregoing, Parent and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the Indemnitees as provided in the Existing Partnership Agreement (or, as applicable, the charter, bylaws, partnership agreement, limited liability company agreement, or other organizational documents of any of the Partnership’s Subsidiaries) and indemnification agreements (including, without limitation, the Director and Officer Indemnification Agreements) of Partnership GP, the Partnership or any of its Subsidiaries will be assumed by the Surviving Entity and Parent in the Merger, without further action, at the Effective Time and will survive the Merger and continue in full force and effect in accordance with their terms.

(c) For a period of six years from the Effective Time, Parent will maintain in effect the current directors’ and officers’ liability and fiduciary liability insurance policies covering the Indemnified Parties (but may substitute therefor other policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the Indemnified Parties so long as that substitution does not result in gaps or lapses in coverage or are alleged to have occurred) with respect to matters occurring on or before the Effective Time, but Parent is not required to pay annual premiums in excess of 300% of the last annual premiums paid therefor prior to the date of this Agreement (the “Maximum Amount”) and will purchase the maximum amount of coverage that can be obtained for that amount if the coverage described in this Section 7.11(c) would cost in excess of that amount. If the Partnership elects, then it may, on or prior to the Effective Time, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such Indemnified Parties in their capacity as such; provided that in no event shall the cost of such policy, if purchased by the Partnership, exceed six times the Maximum Amount and, if such a “tail policy” is purchased, neither Parent nor the Surviving Entity shall have any further obligations under this Section 7.11(c).

(d) If Parent, the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and is not the continuing or surviving corporation, partnership or other entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision will be made so that the successors and assigns of Parent or the Surviving Entity assume the obligations set forth in this Section 7.11.

(e) Parent will cause the Surviving Entity to perform all of the obligations of the Surviving Entity under this Section 7.11.

(f) This Section 7.11 survives the consummation of the Merger and is intended to be for the benefit of, and to be enforceable by, the Indemnified Parties and the Indemnitees and their respective heirs and personal representatives, and will be binding on Parent, the Surviving Entity and their respective successors and assigns.

7.12 Notification of Certain Matters. The Partnership shall give prompt notice to Parent, and Parent shall give prompt notice to the Partnership, to the extent in each case it obtains Knowledge thereof of (i) any notice or other communication received by such Party from any Governmental Authority in connection with the transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, if the subject matter of such communication or the failure of such Party to obtain such consent would reasonably be expected to be material to the Partnership or Parent, (ii) any actions, suits, claims, investigations or proceedings commenced or threatened against, relating to or involving or otherwise affecting such Party or any of its Subsidiaries and that relate to the Merger, (iii) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would result in the failure to be satisfied of any of the conditions to the Closing in Article VIII and (iv) any material failure of such Party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereby which would result in the failure to be satisfied of any of the conditions to the Closing in Article VIII; provided that, in the case of clauses (iii) and (iv), the failure to comply with this Section 7.12 shall not result in the failure to be satisfied of any of the conditions to the Closing in Article VIII, or give rise to any right to terminate this Agreement under Article IX, if the underlying fact, circumstance, event or failure would not in and of itself give rise to such failure or right.

7.13 Section 16 Matters. Prior to the Effective Time, Parent and the Partnership will take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of Partnership Units (including derivative securities with respect to Partnership Units) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Partnership, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

7.14 Employee Benefits.

(a) For a period of twelve (12) months following the Effective Time, Parent shall, and shall cause its Affiliates to, provide each Midstream Business Employee as of the Closing Date (collectively, the “Continuing Employees”) with (i) a base salary or wage rate, as applicable, and a target bonus opportunity that is no less favorable than such Continuing Employee’s base salary or wage rate, as applicable, and target bonus opportunity as of immediately prior to the Effective Time, and (ii) other employee benefits that are no less favorable, in the aggregate, than the employee benefits provided by Parent or its Subsidiaries to their similarly situation employees immediately prior to the Effective Time. Without limiting the foregoing, Parent shall, or shall cause its Affiliates to, provide each Continuing Employee whose employment is terminated without cause within the twelve (12) months following the Effective Time, with severance in an amount that is no less than such Continuing Employee’s annual base salary as of immediately prior to the Effective Time less the amount of any base salary or wages paid to such employee during the period between the Closing Date and the date of such Continuing Employee’s termination of employment.

(b) Effective as of the Effective Time, Parent will, or will cause its Affiliates to, cause each compensation or employee benefit plan maintained by Parent or any of its Affiliates and in which any Continuing Employee becomes eligible to participate in (each, a “New Plan”), to treat the prior service of such Continuing Employee with Partnership and its Affiliates as service rendered to Parent or its Affiliates, as the case may be, for all purposes (including vesting, eligibility, level of benefit and benefit accrual purposes, but other than for purposes of benefit accrual under any defined benefit plan or retiree welfare plan) to the extent that such service crediting does not violate any applicable Law or result in duplication of benefits for the same period of service. In addition, and without limiting the generality of the foregoing, (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, Parent shall use commercially reasonable efforts to cause, to the extent allowable under Applicable Law and the New Plans, (A) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, unless and to the extent the individual, immediately prior to entry in the New Plans, was subject to such conditions under the comparable Partnership Employee Benefit Plans in which such Continuing Employees participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (B) cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Continuing Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) The Partnership shall have the right, on or prior to December 15, 2014, to pay to each Employee a cash bonus in respect of the full 2014 calendar year, which bonus shall be paid at no more than 1.5 times target level in the aggregate for all Employees, with no Employee with satisfactory performance ratings receiving less than his or her target percentage prorated for time worked. Awards to individuals will be allocated in a fair and reasonable manner based on performance ratings.

(d) Without limiting the generality of Section 7.14(b), effective no later than 30 days after the Closing Date, Parent shall establish participation by the Continuing Employees in Parent’s tax-qualified defined contribution plan or plans with a cash or deferred feature (the “Parent 401(k) Plan”) for the benefit of each Continuing Employee who, as of immediately prior to the Closing Date, was eligible to participate in the Partnership 401(k) Plan. Parent shall cause the trustee of the Parent 401(k) Plan to accept from the Partnership 401(k) Plan (as assumed by SpinCo pursuant to the Employee Matters Agreement) the transfer of the account balances in kind (including promissory notes evidencing the transfer of outstanding loans) of Continuing Employees in accordance with the Employee Matters Agreement.

(e) Parent shall take all actions necessary or appropriate so that, effective as of the Closing Date, (i) the account balances (whether positive or negative) (the “Transferred Cafeteria Plan Balances”) under the applicable flexible spending plan of the Spin-Off Companies (collectively, the “SpinCo Cafeteria Plans”) of the Midstream Business Employees who are participants in the SpinCo Cafeteria Plans shall be transferred to one or more comparable plans of Parent (collectively, the “Parent Cafeteria Plans”); (ii) the elections, contribution levels and coverage levels of such Midstream Business Employees shall apply under the Parent Cafeteria Plans in the same manner as under the SpinCo Cafeteria Plans; and (iii) such Midstream Business Employees shall be reimbursed from the Parent Cafeteria Plans for claims incurred at any time during the plan year of the SpinCo Cafeteria Plans in which the Closing Date occurs that are submitted to the Parent Cafeteria Plan from and after the Closing Date on the same basis and the same terms and conditions as under the SpinCo Cafeteria Plans. As soon as practicable after the Closing Date, and in any event within ten (10) Business Days after the amount of the Transferred Cafeteria Plan Balances is determined, SpinCo shall pay the Surviving Partnership the net aggregate amount of the Transferred Cafeteria Plan Balances pursuant to the Employee Matters Agreement, if such amount is positive, and the Surviving Partnership shall pay SpinCo the net aggregate amount of the Transferred Cafeteria Plan Balances, if such amount is negative.

(f) The provisions of this Section 7.14 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Midstream Business Employee or Continuing Employee or other current or former Employee), other than the Parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 7.14) under or by reason of any provision of this Agreement. Nothing in this Section 7.14 amends, or will be deemed to amend (or prevent the amendment or termination of) any Partnership Employee Benefit Plan or any Parent Employee Benefit Plan. Parent has no obligation to continue to employ or retain the services of any Continuing Employee for any period of time following the Effective Time and, except as specifically provided in this Section 7.14, Parent will be entitled to modify any compensation or benefits provided to, and any other terms or conditions of employment of, any such employees in its absolute discretion.

7.15 Transaction Litigation. Other than any Proceeding or Action where Parent is adverse to the Partnership, the Partnership shall give Parent the opportunity to participate in the defense or settlement of any security holder litigation against the Partnership, and/or its respective directors relating to the Merger and the other transactions contemplated by this Agreement (excluding the Spin-Off Transaction), and no such settlement shall be agreed to without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

7.16 Financing Cooperation.

(a) Prior to the Effective Time, the Partnership Entities shall, and shall cause their Subsidiaries to, and shall use their reasonable best efforts to cause their respective Representatives to, provide all customary and reasonable cooperation in connection with the arrangement of the financing contemplated by the Debt Commitment Letter (the “Debt Financing”) as may be reasonably requested by Parent (provided that such requested cooperation does not unreasonably interfere with the business or operations of the Partnership Entities and their respective Subsidiaries), including (a) participation at reasonable times in a reasonable number of meetings, presentations, roadshows (including customary one-on-one meetings), rating agency and due diligence sessions with the Financing Sources and potential lenders or investors in the Debt Financing, including direct contact between senior management and the other representatives of the Partnership Entities and their respective Subsidiaries, on the one hand, and the actual and potential Financing Sources and potential lenders or investors in the Debt Financing, on the other hand, in each case with reasonable advance notice, (b) reasonably assisting Parent and its Financing Sources in the preparation of customary materials for rating agency presentations and lender and investor presentations, business projections, pro forma financial statements, bank books and other marketing documents customarily used to arrange debt financing, and identifying any portion of the information contained therein that would constitute material, non-public information with respect to the Partnership Entities or any of their respective Subsidiaries or any of their respective securities for purposes of foreign, United States federal or state securities laws, (c) (i) furnishing Parent with the Required Information and (ii) using reasonable best efforts to furnish any other information regarding the Retained Companies as may be reasonable requested by Parent that is customary or necessary for the preparation of a customary confidential information memorandum for financings that are similar to the Debt Financing, (d) using reasonable efforts to facilitate the granting of a security interest (and perfection thereof) in collateral, guarantees, mortgages, other definitive financing documents or other certificates or documents as may reasonably be requested by Parent, including obtaining releases of existing Liens; provided, that any obligations and releases of Liens contained in all such agreements and documents shall be subject to the occurrence of the Effective Time and become effective no earlier than immediately following the Effective Time, (e) to the extent requested by Parent at least ten (10) days prior to the Effective Time, furnishing within 5 days prior to the Effective Time all documentation and other information required by Governmental Authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, but in each case, solely as relating to the Partnership Entities and their respective Subsidiaries, (f) assisting in the preparation of definitive financing documents as may be reasonably requested by Parent, (g) reasonably cooperating in satisfying the conditions precedent set forth in the Debt Commitment Letter or any definitive document relating to the Debt Financing to the extent the satisfaction of such condition requires the cooperation of, or is within the control of the Partnership Entities and their respective Subsidiaries, (h) taking all corporate actions, subject to the occurrence of the Effective Time, as reasonably requested by Parent to permit the consummation of the Debt Financing, and (i) permitting the prospective lenders or investors involved in the Debt Financing to conduct customary due diligence. The Partnership hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided, that such logos are used solely in a manner that is not intended, nor reasonably likely to, harm or disparage the Partnership Entities or any of their respective Subsidiaries.

(b) If, prior to the Effective Time, Parent decides to commence a tender offer and/or consent solicitation in respect of some or all of the outstanding Partnership Senior Notes (each, a “Debt Offer”), Parent shall prepare all necessary and appropriate documentation in connection with such Debt Offers, including the offers to purchase and consent solicitation statements, letters of transmittal and other related documents (collectively, the “Offer Documents”). The closing and effectiveness of any tender offer shall be expressly conditioned on the occurrence of the Closing at the Effective Time, and none of the Partnership Senior Notes shall be required to be purchased prior to the Effective Time. The Partnership agrees to use reasonable best efforts to provide, and shall use reasonable best efforts to cause its Subsidiaries and its and their respective Representatives to provide, reasonable cooperation in connection with the preparation of the Offer Documents and the consummation of such Debt Offers to the extent requested by Parent, including with respect to the Partnership Entities’ execution of supplemental indentures reflecting amendments to the indentures applicable to the Partnership Senior Notes subject to any Debt Offer, to the extent approved by any required consents of holders of such Partnership Senior Notes (provided that either (x) the effectiveness of such supplemental indentures shall be expressly conditioned on the occurrence of the Closing at the Effective Time or (y) any amendments effectuated by such supplemental indentures shall not become operative until immediately prior to the Effective Time on the Closing Date). All Offering Documents and all mailings to the holders of the Partnership Senior Notes in connection with the Debt Offers shall be subject to the prior review and comment by the Partnership and Parent and shall be reasonably acceptable to each of them. If at any time prior to the completion of any Debt Offer any information in the applicable Offer Documents should be discovered by the Partnership or Parent that should be set forth in an amendment or supplement to the Offer Documents, so that such Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party, and an appropriate amendment or supplement describing such information shall be disseminated by Parent to the holders of the applicable Partnership Senior Notes.

(c) Regardless of whether Closing occurs, (i) promptly upon the Partnership Entities’ request, all reasonable out-of-pocket fees and expenses incurred by the Partnership Entities, their subsidiaries and their Affiliates in connection with assisting in the Debt Financing, the Debt Offers, or the activities set forth in this Section 7.16 shall be paid or reimbursed by Parent and (ii) Parent shall indemnify and hold harmless the Partnership Entities and their Subsidiaries and their Affiliates from and against any liability or obligation suffered or incurred by them in connection with the Debt Financing, the Debt Offers or the activities set forth in this Section 7.16, and any information utilized in connection therewith (other than historical information relating to the Partnership Entities and their Subsidiaries provided by the Partnership Entities in writing specifically for use in the Debt Financing offering documents or the Offer Documents).

(d) Notwithstanding anything in this Section 7.16 to the contrary, other than in connection with the execution and delivery of any supplemental indenture contemplated by clause (b) of this Section 7.16 and any related officer’s certificates, (i) neither the Partnership Entities nor any of their respective Subsidiaries shall be required to incur any liability in connection with the Debt Financing or the Debt Offers prior to the Effective Time, (ii) neither the Parent Entities or their Subsidiaries will be required to pass resolutions or consents in connection with the Debt Financing or the Debt Offers other than resolutions or consents adopted at the Effective Time and (iii) none of the Partnership Entities or any of their respective Subsidiaries shall be required to execute any definitive financing document, including any credit or other agreement, pledge or security document, or other certificate or document in connection with the Debt Financing the effectiveness of which is not contingent upon the occurrence of the Closing.

7.17 Spin-Off Transaction.

(a) Prior to Closing, (i) the Partnership shall take, or cause its Subsidiaries to take, such actions as are necessary to form SpinCo and (if SpinCo is a limited partnership) the general partner of SpinCo (“SpinCo GP”) and (ii) the Partnership, the Partnership GP, SpinCo and (if SpinCo is a limited partnership) SpinCo GP shall enter into a Separation and Distribution Agreement in substantially the form attached as Annex A (subject to Section 7.17(b)(ii), the “Separation Agreement”), pursuant to which, on the terms and conditions set forth therein, (A) the Partnership will contribute, transfer, assign, convey and deliver all of its direct or indirect right, title and interest in and to the Transferred Assets (as defined in the Separation Agreement) (the “Transferred Assets”) to SpinCo, and SpinCo shall accept, assume and agree faithfully to perform, discharge and fulfill the Assumed Liabilities (as defined in the Separation Agreement) (the “Separation”), and (B) the Partnership will effect a distribution of SpinCo Common Units representing a 100% limited partnership or limited liability company interest in SpinCo to the Partnership Unitholders pursuant to a special distribution (the “Distribution” and, together with the Separation, the “Spin-Off Transaction”).

(b) Prior to the Effective Time, subject to the terms and conditions of the Separation Agreement, the Partnership shall use its reasonable best efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Spin-Off Transaction and the other transactions contemplated by the Separation Agreement, in coordination with the Closing. Subject to Section 7.17, without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned), none of Partnership, Partnership GP, SpinCo or (if SpinCo is a limited partnership) SpinCo GP shall (i) terminate the Separation Agreement or (ii) amend or waive any provision of the Separation Agreement in a manner that is materially adverse to the Partnership, Partnership GP or Parent or any of its Affiliates or that would prevent or materially impede the consummation of the Merger.

(c) The Partnership will, and will cause the Spin-Off Companies, to file with the SEC a Form 10 with respect to the Spin-Off Transaction as soon as practical following the date of this Agreement. The Partnership will, and will cause the Spin-Off Companies, to use its reasonable best efforts to have the Information Statement, included as an exhibit to the Registration Statement on Form 10, to be mailed to the Partnership Unitholders as promptly as practical after such filing.

(d) Parent will cooperate with and use reasonable commercial efforts to facilitate the Spin-Off Transaction as contemplated in the Separation Agreement.

7.18 Distributions. Parent and the Partnership shall coordinate with each other the declaration of, and the setting of record dates and payment dates for, distributions in respect of their respective units so that, in respect of any fiscal quarter, holders of Partnership Units do not (a) receive more than one distribution in respect of both Partnership Units and Parent Shares received pursuant to the Merger in exchange therefor, or (b) fail to receive a distribution in respect of one of either Partnership Units or Parent Shares received pursuant to the Merger in exchange therefor.

7.19 Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Partnership, directly or indirectly, the right to control or direct the other party’s operations prior to the Closing and (b) prior to the Closing, each of Parent and the Partnership shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

7.20 Working Capital; Cash Requirements. Notwithstanding any provision herein to the contrary, the Partnership agrees to cause the Partnership to have, as of the Effective Time and after giving effect to the Spin-Off Transaction (i) unrestricted cash balances in the accounts of and belonging to the Partnership and its Subsidiaries (other than APL and its Subsidiaries) equal to at least $5,000,000 and (ii) net working capital (including the unrestricted cash described in clause (i)) of no less than $5,000,000. From and after the date of this Agreement, the Partnership agrees that, unless otherwise approved by Parent in writing, no cash distributions will be made by APL or any of its Subsidiaries to the Partnership or Partnership GP or any other Retained Company; provided, that this provision will not restrict cash transfers among APL and its Subsidiaries or restrict distributions in the ordinary course to the Partnership in respect of its holdings of general partner interests, limited partner interests and incentive distribution rights in the Partnership.

7.21 Pre-Closing Payments by Parent. Immediately prior to the Closing, Parent shall, or shall cause one of its Subsidiaries to, pay to the Partnership, by wire transfer of immediately available funds to an account designated by the Partnership at least three (3) Business Days prior to the Closing Date, (a) the amount set forth on Section 7.21(a) of the Partnership Disclosure Schedule in respect of the repayment of a portion of the Partnership’s outstanding Indebtedness under the Partnership Credit Agreements, (b) the amount set forth on Section 7.21(b) of the Partnership Disclosure Schedule and (c) the amount set forth on Section 7.21(c) of the Partnership Disclosure Schedule.

ARTICLE VIII

CONDITIONS TO CONSUMMATION OF THE MERGER

8.1 Mutual Closing Conditions. (a) The obligations of each of the Parties to consummate the Merger are conditioned upon the satisfaction at or prior to the Closing (or, waiver by both the Partnership Entities on the one hand and Parent Entities on the other hand) of each of the following:

(i) This Agreement and the Merger has been approved by the affirmative vote or consent of holders, as of the record date for the Partnership Meeting, of a majority of the Outstanding (as defined in the Existing Partnership Agreement) Partnership Units (the “Partnership Unitholder Approval”).

(ii) The Parent Share Issuance has been approved by the affirmative vote or consent of holders, as of the record date for the Parent Meeting, of a majority of the Parent Shares present in person or represented by proxy at the meeting and entitled to vote on the matter, provided that the Parent Shares present in person or represented by proxy represents a majority of the Parent Shares entitled to vote on the Parent Share Issuance (the “Parent Stockholder Approval”).

(iii) All waiting periods under the HSR Act applicable to the Merger have expired or been terminated.

(iv) No Law, order, judgment or injunction (whether preliminary or permanent) issued, enacted, promulgated, entered or enforced by a court of competent jurisdiction or other Governmental Authority restraining, prohibiting or rendering illegal the consummation of the transactions contemplated by this Agreement (brought by a third party) is in effect.

(v) The Registration Statement has become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been initiated or threatened by the SEC.

(vi) The New Common Shares deliverable to the holders of Partnership Units as contemplated by this Agreement have been approved for listing on the NYSE, subject to official notice of issuance.

(vii) All of the conditions set forth in the APL Merger Agreement shall have been satisfied or irrevocably waived (if permitted under applicable Law) in writing by the applicable party thereto (other than those conditions that by their terms are to be satisfied by actions taken at the closing under the APL Merger Agreement and the condition relating to the consummation of the Merger) and the parties thereto shall be ready, willing and able to consummate the APL Merger and the APL Merger shall be consummated substantially concurrently with the Merger.

(viii) The Separation and the Distribution shall have been consummated in compliance in all material respects with the terms and conditions set forth in the Separation Agreement (after giving effect to any amendments thereof or waivers with respect thereto made without contravention of Section 7.17).

(ix) Any Indebtedness outstanding under the Partnership Credit Agreements shall have been repaid as of the Effective Time.

8.2 Additional Partnership Conditions to Closing. The obligation of the Partnership Entities to consummate the Merger is further conditioned upon satisfaction (or waiver by the Partnership Entities) at or prior to the Closing of each of the following:

(a) The representations and warranties of Parent contained in (i) this Agreement (other than in Section 6.2(a) and Section 6.10(a)) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (ii) Section 6.2(a) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except for any de minimis inaccuracies, and (iii) Section 6.10(a) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time.

(b) Each and all of the agreements and covenants of the Parent Entities to be performed and complied with pursuant to this Agreement on or prior to the Effective Time have been duly performed and complied with in all material respects.

(c) The Partnership has received a certificate signed by the Chief Executive Officer of Parent, dated as of the Closing Date, to the effect set forth in Section 8.2(a) and Section 8.2(b).

8.3 Additional Parent Conditions to Closing. The obligations of Parent to consummate the Merger is further conditioned on satisfaction (or waiver by Parent) at or prior to the Closing of each of the following:

(a) The representations and warranties of the Partnership contained in (i) this Agreement (other than in Section 5.2(a) and Section 5.10(a) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Partnership Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect, (ii) Section 5.2(a) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except for any de minimis inaccuracies, and (iii) Section 5.10(a) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time.

(b) Each and all of the agreements and covenants of the Partnership Entities to be performed and complied with pursuant to this Agreement on or prior to the Effective Time have been duly performed and complied with in all material respects.

(c) Parent has received a certificate signed by the Chief Executive Officer of the Partnership, dated the Closing Date, to the effect set forth in Section 8.3(a) and Section 8.3(b).

ARTICLE IX

TERMINATION

9.1 Termination of Agreement. This Agreement may be terminated at any time prior to the Closing as follows:

(a) by the mutual written consent of the Partnership and Parent;

(b) by the Partnership or Parent if there is in effect a final nonappealable order of a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; provided, that the right to terminate this Agreement under this Section 9.1(b) is not available to the Partnership, on the one hand, or Parent, on the other hand, if such order was due, in whole or in part, to the failure of the Partnership, on the one hand, or any of Parent or Merger Sub, on the other hand, to perform any of its obligations under this Agreement;

(c) by Parent if the Partnership has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform if it was continuing as of the Closing Date would result in the failure of the conditions set forth in Sections 8.3(a) or (b) to be satisfied and such breach or failure to perform is incapable of being cured or, if capable of being cured, is not cured by the earlier of (x) the Outside Date or (y) within 30 days following receipt by the Partnership of written notice of such breach or failure from Parent; provided that if such breach or failure to perform is capable of being cured by the Partnership by the Outside Date, such thirty day cure period shall be extended until the second Business Day prior to the Outside Date solely to the extent during such period the Partnership is using its reasonable best efforts to cure such breach or failure to perform;  provided, further that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(c) if Parent is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement;

(d) by the Partnership if (i) Parent has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform if it was continuing as of the Closing Date would result in the failure of the conditions set forth in Sections 8.2(a) or (b) to be satisfied and such breach or failure to perform is incapable of being cured or, if capable of being cured, is not cured by the earlier of (x) the Outside Date or (y) within 30 days following receipt by Parent of written notice of such breach or failure from the Partnership; provided that if such breach or failure to perform is capable of being cured by Parent by the Outside Date, such thirty day cure period shall be extended until the second Business Day prior to the Outside Date solely to the extent during such period Parent is using its reasonable best efforts to cure such breach or failure to perform; provided further that the Partnership shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if the Partnership is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement;

(e) by the Partnership or Parent if the Closing does not occur on or before June 30, 2015 (the “Outside Date”); provided, however, that if all of the conditions to Closing, other than the conditions set forth in Section 8.1(a)(iii) or Section 8.1(a)(iv) shall have been satisfied or shall be capable of being satisfied at such time, the Outside Date may be extended by either Parent or the Partnership from time to time by written notice to the other party up to a date not beyond August 31, 2015, the latest of any of which dates shall thereafter be deemed to be the Outside Date; provided, further, however, that such failure of the Closing to occur is not due, in whole or in part, to the failure of such Party to perform and comply in all material respects with the covenants and agreements to be performed or complied with by such Party prior to the Closing;

(f) by the Partnership or Parent if the Partnership Meeting has concluded and the Partnership Unitholder Approval has not been obtained;

(g) by Parent, prior to the Partnership Unitholder Approval if a Partnership Change in Recommendation has occurred;

(h) by Parent or the Partnership if the Parent Meeting has concluded and the Parent Stockholder Approval has not been obtained;

(i) by the Partnership, prior to the Parent Stockholder Approval if a Parent Change in Recommendation has occurred;

(j) by the Partnership, prior to obtaining the Partnership Unitholder Approval, in order to enter into a definitive agreement with respect to a Superior Proposal in compliance with Section 7.3 and subject to the payment of the Termination Fee by the Partnership to Parent in accordance with Section 9.4; or

(k) by Parent or the Partnership, if the APL Merger Agreement is terminated.

9.2 Procedure Upon Termination. In the event of termination of this Agreement by Parent or the Partnership, or both, pursuant to Section 9.1, written notice thereof will forthwith be given to the Other Party or Parties, and this Agreement will terminate without further action by Parent or the Partnership.

9.3 Effect of Termination. In the event that this Agreement is validly terminated as provided in Section 9.1, then each of the Parties will be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination will be without liability to Parent or the Partnership, except for, and subject to Section 9.4(j), liability arising out of or the result of, fraud or any willful and material breach of any covenant or agreement occurring prior to termination or as provided for in the Confidentiality Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity; provided, that the agreements and obligations of the Parties set forth in Section 7.7, this Section 9.3, Section 9.4 and Article X hereof will survive any such termination and are enforceable hereunder.

9.4 Fees and Expenses.

(a) In the event that (i) an Alternative Proposal is publicly submitted, publicly proposed or publicly disclosed prior to, and not withdrawn at the time of, the date of the Partnership Meeting and (ii) this Agreement is terminated by the Partnership or Parent pursuant to Section 9.1(f) and (iii) the Partnership or one of its Subsidiaries enters into a definitive agreement with respect to, or consummates, an Alternative Proposal within 12 months after the date this Agreement is terminated, then the Partnership will pay to Parent an amount equal to the Termination Fee minus the Expenses previously paid by the Partnership to Parent, upon the earlier of the public announcement that the Partnership or one of its Subsidiaries has entered into such definitive agreement or the consummation of any such transaction. For purposes of this Section 9.4(a), the term “Alternative Proposal” has the meaning assigned to such term in Section 7.3(h)(i), except that the references to “20% or more” are deemed to be references to “50% or more.”

(b) In the event that (i) a Parent Alternative Proposal is publicly submitted, publicly proposed or publicly disclosed prior to, and not withdrawn at the time of, the date of the Parent Meeting and (ii) this Agreement is terminated by the Partnership or Parent pursuant to Section 9.1(h) and (iii) Parent or one of its Subsidiaries enters into a definitive agreement with respect to, or consummates, a Parent Alternative Proposal within 12 months after the date this Agreement is terminated, then Parent or one of its Subsidiaries will pay to the Partnership an amount equal to the Termination Fee minus the Expenses previously paid by Parent to the Partnership, upon the earlier of the public announcement that Parent has entered into such definitive agreement or the consummation of any such transaction.

(c) In the event that this Agreement is terminated by Parent or the Partnership pursuant to Section 9.1(k) and APL becomes obligated to pay a “termination fee” under Section 9.4(a) or (c) of the APL Merger Agreement, the Partnership shall, concurrent with the payment of such “termination fee” by APL, pay fifty percent (50%) of the Termination Fee.

(d) In the event this Agreement is terminated by Parent pursuant to Section 9.1(g), then the Partnership will pay to Parent, within two Business Days after the date of termination, the Termination Fee.

(e) In the event that this Agreement is terminated by the Partnership pursuant to Section 9.1(i), then Parent will pay to the Partnership, within two Business Days after the date of termination, the Termination Fee.

(f) In the event this Agreement is terminated by the Parent or Partnership pursuant to Section 9.1(f), then Partnership will, within two Business Days after the date of termination, pay to Parent the Expenses.

(g) In the event that this Agreement is terminated by Parent or the Partnership pursuant to Section 9.1(h), then Parent will, within two Business Days after the date of termination, pay to Partnership the Expenses.

(h) In the event this Agreement is terminated by the Partnership pursuant to Section 9.1(j), then the Partnership shall pay to Parent the Termination Fee.

(i) Any payment of the Termination Fee or Expenses (or applicable portion thereof) will be made in cash by wire transfer of same day funds to an account designated in writing by the recipient of such payment.

(j) As used herein, (i) “Termination Fee” means a cash amount equal to $53,400,000, (ii) “Expenses” means a cash amount equal to $17,800,000 to be paid in respect of the expenses of Parent or the Partnership, as applicable, incurred in connection with the negotiation, execution and delivery of this Agreement and the performance of the transactions contemplated hereby. In no event will the Partnership or the Parent be required to (i) pay the Termination Fee to the other Party on more than one occasion or (ii) pay the Expenses to the other Party on more than one occasion.

(k) “Parent Alternative Proposal” means any unsolicited proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than the Partnership and its Subsidiaries, relating to any (A) direct or indirect acquisition (whether in a single transaction or a series of related transactions, and whether through a tender offer, exchange offer, merger, consolidation, unit exchange, share exchange, business combination, recapitalization, liquidation, dissolution or other transaction), of assets of Parent and its Subsidiaries equal to 50% or more of the combined assets of Parent and its Subsidiaries or to which 50% or more of the combined revenues or earnings of Parent and its Subsidiaries are attributable, (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions, and whether through a tender offer, exchange offer, merger, consolidation, unit exchange, share exchange, business combination, recapitalization, liquidation, dissolution or other transaction) of beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of securities of Parent representing 50% or more of the voting power of the securities of the Parent.

(l) Each of the Parties acknowledges that the agreements contained in this Section 9.4 are an integral part of the transactions contemplated hereby, and that, without these agreements, the Parties would not enter into this Agreement. Upon payment of the Termination Fee to Parent (or 50% of the Termination Fee if that is the amount that is payable and no payment could be payable under Section 9.4(a)), the Partnership and its Subsidiaries shall not have any further liability with respect to this Agreement or the transactions contemplated hereby to Parent or its stockholders, except in the case of fraud or willful and material breach, and upon payment of the Termination Fee to the Partnership, Parent and its Subsidiaries shall not have any further liability with respect to this Agreement or the transactions contemplated hereby to the Partnership or its unitholders, except in the case of fraud or willful and material breach. The Parties acknowledge that neither the Termination Fee (nor a 50% portion thereof) nor the Expenses are a penalty, but rather are liquidated damages in a reasonable amount that will compensate the other Party in the circumstances in which such Termination Fee (or a 50% portion thereof) or Expenses are payable and which do not involve fraud or willful and material breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.

ARTICLE X

MISCELLANEOUS

10.1 Expenses. Except as otherwise provided in this Agreement, whether or not the Merger is consummated, except as set forth in another Transaction Agreement, all costs and expenses incurred in connection with the Transaction Agreements and the transactions contemplated thereby shall be paid by the Party incurring or required to incur such expenses.

10.2 Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Partnership Unitholder Approval, by written agreement of the Parties, by action taken or authorized by the respective boards of directors of their general partners; provided, however, that following receipt of the Partnership Unitholder Approval or Parent Stockholder Approval, there will be no amendment or change to the provisions of this Agreement that by Law would require further approval by the Partnership Unitholders or Parent Stockholders without such approval.

10.3 Counterparts. This Agreement may be executed in any number of counterparts, each of which is an original, and all of which, when taken together, constitute one Agreement. Delivery of an executed signature page of this Agreement by facsimile or other customary means of electronic transmission (e.g., “pdf”) will be effective as delivery of a manually executed counterpart hereof.

10.4 Governing Law. This Agreement is governed by and construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to any conflicts of law principles that would result in the application of any Law other than the Law of the State of Delaware.

10.5 Notices. All notices and other communications hereunder will be in writing and deemed given if delivered personally or by a nationally recognized overnight courier, by facsimile transmission, or mailed by registered or certified mail (return receipt requested), postage prepaid, to the Parties at the following addresses (or at such other address for a Party as specified by like notice,  provided, that notices of a change of address will be effective only upon receipt thereof):

(a)	If to Parent or Merger Sub, to:

Targa Resources Corp.

1001 Louisiana Street, Suite 4300

Houston, Texas 77002

Attention:    General Counsel

Facsimile:    (713) 584-1100

With copies to (which does not constitute notice):

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

Attention:    Christopher S. Collins, Esq.

Facsimile:    (713) 615-5883

Email:          ccollins@velaw.com

(b)	If to the Partnership, to:

Atlas Energy, L.P.

1845 Walnut Street, 10th Floor

Philadelphia, PA 19103

Attention:  Lisa Washington

Facsimile:  (215) 405-3823

With copies to (which does not constitute notice):

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:    David K. Lam, Esq.

Facsimile:    (212) 403-2000

Email:          dklam@wlrk.com

Notices will be deemed to have been received (a) on the date of receipt if (i) delivered by hand or overnight courier service or (ii) upon receipt of an appropriate electronic answerback or confirmation when so delivered by fax (to such number specified above or another number or numbers as such Person may subsequently designate by notice given hereunder) or (b) on the date five Business Days after dispatch by certified or registered mail.

10.6 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the Parties without the prior written consent of the Other Parties, except that (i) Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any wholly-owned Subsidiary of Parent and (ii) Parent may assign any of its rights (but not delegate any of its obligations) under this Agreement to one or more wholly-owned Subsidiaries of Parent, but no such assignment shall relieve Parent, or Merger Sub of any of its obligations hereunder. Any purported assignment not permitted under this Section 10.6 shall be null and void.

10.7 Entire Understanding; No Third-Party Beneficiaries. This Agreement and the other Transaction Agreements, together with the Confidentiality Agreement constitute the entire agreement and understanding of the Parties with respect to the matters therein and supersedes all prior agreements and understandings on such matters. The provisions of this Agreement are binding upon, inure to the benefit of the Parties and, subject to Section 10.6, their respective successors and assigns, and no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the Parties and their respective successors and, except (a) as provided in Section 7.11 (which will be to the benefit of and enforceable by the Persons referred to in such Section), (b) following the Effective Time, the rights of holders of Partnership Units to receive the Merger Consideration and (c) as provided in Section 10.14 (which will be to the benefit of and enforceable by the Financing Sources).

10.8 Severability. Any provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective only to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

10.9 Jurisdiction.

(a) Each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder shall be brought and determined exclusively in the Court of Chancery of the State of Delaware or, if such Court does not have subject matter jurisdiction, to the Superior Court of the State of Delaware or, if jurisdiction is vested exclusively in the Federal courts of the United States, the Federal courts of the United States sitting in the State of Delaware, and any appellate court from any such state or Federal court, and hereby irrevocably and unconditionally agree that all claims with respect to any such claim shall be heard and determined in such Delaware court or in such Federal court, as applicable. The Parties agree that a final judgment in any such claim is conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by Law.

(b) Each of the Parties irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any related matter in any Delaware state or Federal court located in the State of Delaware and the defense of an inconvenient forum to the maintenance of such claim in any such court.

(c) Each of the Parties agrees that it will not, and it will not permit any of its controlled Affiliates to, bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind of description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source or any Financing Related Party, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the financing or the performance thereof, in any forum other than the U.S. District Court for the Southern District of New York or, if such court does not have subject matter jurisdiction, in any state court located in the Borough of Manhattan (and the Parties hereto agree to submit to the exclusive jurisdiction of, and venue in, such court in connection therewith), and that the provisions of Section 10.10 relating to waiver of jury trial shall apply to such action, cause of action, claim, cross-claim or third-party claim.

10.10 Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HEREBY IRREVOCABLY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON, OR IN CONNECTION WITH, THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE. ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 10.10 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

10.11 No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as Parties and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, stockholder, agent, attorney or representative of any Party has any liability for any obligations or liabilities of the Parties or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

10.12 Specific Performance. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, in accordance with this Section 10.12 in the Delaware Court of Chancery or any state or federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the

Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) any Party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Each Party further agrees that no Party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.12, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

10.13 Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing or the termination of this Agreement if this Agreement is validly terminated in accordance with Article IX prior to the Closing; provided, however, that if the Closing occurs, the covenants and agreements of the Parties which contemplated performance after the Effective Time or otherwise expressly by their terms survive the Effective Time will survive the Closing and if this Agreement is terminated prior to the Closing, the agreements of the Parties in Sections 7.7, 9.2, 9.3 and 9.4, and this Article X will survive such termination. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time. This Section 10.13 shall not affect the rights and obligations of any party to the Separation Agreement under such Separation Agreement.

10.14 No Recourse to Financing Sources. Notwithstanding anything herein to the contrary, the Partnership Entities agree, on behalf of themselves and each of their former, current or future officers, directors, managers, employees, members, partners, Partnership Unitholders, agents and other representatives and controlled Affiliates (the “Partnership Parties”) that Bank of America, N.A., Merrill, Lynch, Pierce, Fenner & Smith Incorporated and any other arranger or lender that is or may become party to the Debt Financing Commitment and any joinder agreements or credit agreements relating thereto and their respective Affiliates (collectively “Financing Sources”), and each of their respective former, current or future general or limited partners, stockholders, managers, members, officers, directors, agents, representatives and Affiliates, and each of their successors and assigns (collectively, “Finance Related Parties”) shall be subject to no liability or claims to the Partnership Parties in connection with the financing of or in any way relating to this Agreement or any of the transactions contemplated hereby or thereby, whether at law, in equity, in contract, in tort or otherwise. Notwithstanding anything to the contrary in this Agreement, (a) no amendment or modification to Section 10.7(c), Section 10.9(c), Section 10.10 or this Section 10.14 (or amendment or modification with respect to any related definitions as they affect Section 10.7(c), Section 10.10, Section 10.9(c) or this Section 10.14) shall be effective without the prior written consent of each Financing Source (on behalf of themselves and the applicable Financing Related Parties), (b) no amendment or modification to Section 9.4 (or any amendment or modification with respect to any related definitions as they affect Section 9.4) that would be adverse to the Financing Sources or the Financing Related Parties shall be effective without the prior written consent of each Financing Source (on behalf of themselves and the applicable Financing Related Parties), and (c) each Financing Source and Financing Related Party shall be an express third party beneficiary of, and shall have the right to enforce, Section 9.4, Section 10.7(c), Section 10.9(c), Section 10.10 or this Section 10.14. Each of the Parties hereto agrees that Section 10.4 notwithstanding, this Section 10.14 shall be interpreted and any action relating to this provision shall be governed by the laws of the State of New York.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed in counterparts, all as of the day and year first written above.

TARGA RESOURCES CORP.

By:	/s/ Joe Bob Perkins
Name:	Joe Bob Perkins
Title:	Chief Executive Officer

TRIDENT GP MERGER SUB LLC

By:	/s/ Joe Bob Perkins
Name:	Joe Bob Perkins
Title:	President and Chief Executive Officer

ATLAS ENERGY, L.P.

By:	Atlas Energy GP LLC, its general partner

By:	/s/ Edward E. Cohen
Name:	Edward E. Cohen
Title:	Chief Executive Officer and President

ATLAS ENERGY GP, LLC

By:	/s/ Edward E. Cohen
Name:	Edward E. Cohen
Title:	Chief Executive Officer and President

SIGNATURE PAGE TO MERGER AGREEMENT

ANNEX A

FORM OF SEPARATION AND DISTRIBUTION AGREEMENT

BY AND AMONG

ATLAS ENERGY, L.P.

ATLAS ENERGY GP, LLC

AND

[SPINCO], L.P.

[SPINCO GP], LLC

DATED AS OF [—], 2014

-i-

6.5	Limitations of Liability	45
6.6	Other Agreements Providing for Exchange of Information	45
6.7	Production of Witnesses; Records; Cooperation	46
6.8	Privileged Matters	47
6.9	Confidentiality	49
6.10	Protective Arrangements	50

ARTICLE VII DISPUTE RESOLUTION		51

7.1	Good-Faith Negotiation	51
7.2	Mediation	51
7.3	Arbitration	52
7.4	Litigation and Unilateral Commencement of Arbitration	53
7.5	Conduct During Dispute Resolution Process	53

ARTICLE VIII FURTHER ASSURANCES AND ADDITIONAL COVENANTS		53

8.1	Further Assurances	53
8.2	Treatment of Payments for Tax Purposes	54
8.3	Post-Effective Time Conduct	54
8.4	Net Worth Requirement	54

ARTICLE IX TERMINATION		55

9.1	Termination	55
9.2	Effect of Termination	55

ARTICLE X MISCELLANEOUS		56

10.1	Counterparts; Entire Agreement; Authorization	56
10.2	Governing Law; Jurisdiction; WAIVER OF JURY TRIAL	56
10.3	Assignability	57
10.4	Third-Party Beneficiaries	57
10.5	Notices	58
10.6	Severability	58
10.7	Force Majeure	58
10.8	No Set-Off	59
10.9	Publicity	59
10.10	Expenses	59
10.11	Headings	59
10.12	Survival of Covenants	59
10.13	Waivers of Default	59
10.14	Specific Performance	60
10.15	Amendments	60
10.16	Interpretation	60
10.17	Limitations of Liability	61
10.18	Performance	61
10.19	Mutual Drafting	61

-ii-

SEPARATION AND DISTRIBUTION AGREEMENT

This SEPARATION AND DISTRIBUTION AGREEMENT, dated as of [—], 2014 (this “Agreement”), is by and among Atlas Energy, L.P., a Delaware limited partnership (“Parent”), Atlas Energy GP, LLC, a Delaware limited liability company and the general partner of Parent (“Parent GP”), [SpinCo], L.P., a Delaware limited partnership (“SpinCo”), and [SpinCo GP], LLC, a Delaware limited liability corporation and the general partner of SpinCo (“SpinCo GP”).1 Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to them in Article I.

R E C I T A L S

WHEREAS, the board of directors of Parent GP (the “GP Board”) has determined that it is in the best interests of Parent and its unitholders to create a new publicly traded company that shall operate the Transferred Business;

WHEREAS, in furtherance of the foregoing, the GP Board has determined that it is appropriate and desirable to separate the Transferred Business from the Retained Business (the “Separation”) and, following the Separation, distribute to holders of Parent Common Units as of the close of business on the Record Date, by means of a pro rata distribution, SpinCo Common Units representing a 100% limited partnership interest in SpinCo, on the basis of a number of SpinCo Common Units equal to the Distribution Ratio for every one Parent Common Unit (the “Distribution”);

WHEREAS, SpinCo has been formed solely for these purposes and has not engaged in activities except in preparation for the Separation and the Distribution;

WHEREAS, Parent has entered into a Merger Agreement dated as of October 13, 2014, by and among Parent, [TRGP], a Delaware corporation (“TRGP”), and [TRGP Merger Sub], a Delaware limited liability company and a wholly owned subsidiary of TRGP (“TRGP Merger Sub”) (such agreement as it may be amended from time to time, the “Merger Agreement”), pursuant to which TRGP Merger Sub will merge with and into Parent (the “Merger”), with Parent surviving the Merger as a wholly owned subsidiary of TRGP pursuant to the terms and conditions set forth therein; and

WHEREAS, each of the Parties has determined that it is appropriate and desirable to set forth the principal transactions required to effect the Separation and the Distribution and certain other agreements that will govern certain matters relating to the Separation and the Distribution and the relationship among the parties and the members of their respective Groups following the Distribution.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

[1]	Draft currently contemplates that SpinCo will be a newly formed Delaware limited partnership. It is possible that SpinCo instead will be an existing subsidiary of Atlas Energy, L.P., in which case all references to SpinCo and SpinCo GP will be revised as appropriate to reflect such entity as SpinCo in the execution version of this Agreement.

ARTICLE I

DEFINITIONS

For the purpose of this Agreement, the following terms shall have the following meanings:

“Action” shall mean any demand, action, claim, dispute, suit, countersuit, arbitration, inquiry, subpoena, proceeding or investigation of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial or otherwise) by or before any federal, state, local, foreign or international Governmental Authority or any arbitration or mediation tribunal.

“Affiliate” shall mean, when used with respect to a specified Person, a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified Person. For the purpose of this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment, undertaking or otherwise. It is expressly agreed that, after the Effective Time, for purposes of this Agreement and the Ancillary Agreements, (a) no member of the SpinCo Group shall be deemed to be an Affiliate of any member of the Parent Group and (b) no member of the Parent Group shall be deemed to be an Affiliate of any member of the SpinCo Group.

“Agreement” shall have the meaning set forth in the Preamble.

“Ancillary Agreement” shall mean the Employee Matters Agreement, the Operating Agreement2 and the Transfer Documents.

“APL Credit Agreement” shall mean the Second Amended and Restated Credit Agreement, dated as of August 28, 2014, among Atlas Pipeline Partners, the guarantors therein, Wells Fargo Bank, National Association, and the other banks party thereto, as amended.

“APL Notes” (a) 6 5/8% Senior Notes due 2020, issued pursuant to the Indenture, dated as of September 28, 2011, among Atlas Pipeline Partners and Atlas Pipeline Finance Corporation, as issuers, the subsidiaries named therein, as subsidiary guarantors, and U.S. Bank National Association, as trustee; (b) 5 7/8% Senior Notes due 2023, issued pursuant to the Indenture, dated as of February 11, 2013, among Atlas Pipeline Partners and Atlas Pipeline Finance Corporation, as issuers, the subsidiaries named therein, as subsidiary guarantors, and U.S. Bank National Association, as trustee; and (c) 4.75% Senior Notes due 2021, issued pursuant to the Indenture, dated as of May 10, 2013, among Atlas Pipeline Partners and Atlas Pipeline Finance Corporation, as issuers, the subsidiaries named therein, as subsidiary guarantors, and U.S. Bank National Association, as trustee.

[2]	NTD: Agreement will provide for SpinCo employees to operate APL’s Tennessee operations, consistent with current practices.

“Approvals or Notifications” shall mean any consents, waivers, approvals, permits or authorizations to be obtained from, notices, registrations or reports to be submitted to, or other filings to be made with, any third Person, including any Governmental Authority.

“Arbitration Request” shall have the meaning set forth in Section 7.3(a).

“Assets” shall mean, with respect to any Person, the assets, properties, claims and rights (including goodwill) of such Person, wherever located (including in the possession of vendors or other third Persons or elsewhere), of every kind, character and description, whether real, personal or mixed, tangible, intangible or contingent, in each case whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of such Person, including rights and benefits pursuant to any contract, license, permit, indenture, note, bond, mortgage, agreement, concession, franchise, instrument, undertaking, commitment, understanding or other arrangement.

“Assumed Liabilities” shall have the meaning set forth in Section 2.3(a).

“Atlas Pipeline Partners” or “APL” shall mean Atlas Pipeline Partners, L.P., a Delaware limited partnership.

“Atlas Pipeline GP” shall mean Atlas Pipeline Partners GP, LLC, a Delaware limited liability corporation, a wholly owned Subsidiary of Parent, and the general partner of Atlas Pipeline Partners.

“Atlas Resource Partners” or “ARP” shall mean Atlas Resource Partners, L.P., a Delaware limited partnership.

“Atlas Resource GP” shall mean Atlas Resource Partners GP, LLC, a Delaware limited liability corporation, a wholly owned Subsidiary of Parent, and the general partner of Atlas Resource Partners.

“ATLAS Name and ATLAS Marks” shall mean the names, marks, trade dress, logos, monograms, domain names and other source or business identifiers of either Party or any member of its Group using or containing “ATLAS,” “ATLS,” “ARP,” “AGP,” and all names, marks, trade dress, logos, monograms, domain names and other source or business identifiers confusingly similar to or embodying any of the foregoing, together with the goodwill associated with any of the foregoing.

“Contract” means any agreement, note, bond, indenture, mortgage, deed of trust, lease, sublease, franchise, permit, authorization, license, contract, instrument or other commitment, obligation, arrangement or understanding, whether written or oral, that is binding on any Person or any part of its property under applicable Law.

“CPR Arbitration Procedure” shall have the meaning set forth in Section 7.3(a).

“CPR Mediation Procedure” shall have the meaning set forth in Section 7.2.

“Delayed Retained Asset” shall have the meaning set forth in Section 2.4(g).

“Delayed Retained Liability” shall have the meaning set forth in Section 2.4(g).

“Delayed Transferred Asset” shall have the meaning set forth in Section 2.4(c).

“Delayed Assumed Liability” shall have the meaning set forth in Section 2.4(c).

“Disclosure Document” means the Form 10 or the Information Statement.

“Dispute” shall have the meaning set forth in Section 7.1.

“Distribution” shall have the meaning set forth in the Recitals.

“Distribution Agent” shall have the meaning set forth in Section 3.4(a).

“Distribution Date” shall mean the date of the consummation of the Distribution, which shall occur on the Merger Closing Date.

“Distribution Ratio” shall mean a number as determined by the GP Board.

“Distributed Cash Amount” means an amount of cash equal to all cash received by Parent in respect of distributions from any Subsidiary of Parent (other than from a Retained Entity), including from any Transferred Entity, during the period commencing on the record date for the last cash distribution by Parent to the Parent unitholders prior to Distribution Date and ending on the Distribution Date.

“Effective Time” shall mean the time immediately before the Merger Effective Time, on the Distribution Date.

“Employee Matters Agreement” shall mean the Employee Matters Agreement to be entered into by and between Parent and SpinCo or the members of their respective Groups in connection with the Separation, the Distribution or the other transactions contemplated by this Agreement and in substantially the form attached as Exhibit A hereto.

“Environmental Law” shall mean any Law relating to pollution, protection or restoration of or prevention of harm to the environment or natural resources, including the use, handling, transportation, treatment, storage, disposal, Release or discharge of Hazardous Materials or the protection of or prevention of harm to human health and safety.

“Environmental Liabilities” shall mean all Liabilities relating to, arising out of or resulting from any Hazardous Materials, Environmental Law or Contract relating to environmental, health or safety matters (including all removal, remediation or cleanup costs, investigatory costs, response costs, natural resources damages, property damages, personal injury damages, costs of compliance with any product take back requirements or with any settlement, judgment or other determination of Liability and indemnity, contribution or similar obligations) and all costs and expenses, interest, fines, penalties or other monetary sanctions in connection therewith.

“Equity Award Plans” shall mean the ATLS Equity Plans and APL Equity Plans as defined in the Employee Matters Agreement dated as of [                ], 2014 by and among Parent, Parent GP, SpinCo and SpinCo GP.

“Equipment” shall mean all apparatus, materials, computers and other electronic data processing and communications equipment, furniture, automobiles, trucks, tractors, trailers, motor vehicles, tools and other tangible personal property and fixtures.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Extinguished Change of Control Agreements” shall mean those change of control agreements which are getting cashed out and terminated as of the Effective Date including those agreements listed on Schedule [    ] hereto.

“Force Majeure” shall mean, with respect to a Party, an event beyond the control of such Party (or any Person acting on its behalf), which event (a) does not arise or result from the fault or negligence of such Party (or any Person acting on its behalf) and (b) by its nature would not reasonably have been foreseen by such Party (or such Person), or, if it would reasonably have been foreseen, was unavoidable, and includes acts of God, acts of civil or military authority, embargoes, epidemics, war, riots, insurrections, fires, explosions, earthquakes, floods, unusually severe weather conditions, labor problems or unavailability of parts, or, in the case of computer systems, any failure in electrical or air conditioning equipment. Notwithstanding the foregoing, the receipt by a Party of an unsolicited takeover offer or other acquisition proposal, even if unforeseen or unavoidable, and such Party’s response thereto shall not be deemed an event of Force Majeure.

“Form 10” shall mean the registration statement on Form 10 filed by SpinCo with the SEC to effect the registration of SpinCo Common Units pursuant to the Exchange Act in connection with the Distribution, as such registration statement may be amended or supplemented from time to time prior to the Distribution.

“Governmental Approvals” shall mean any Approvals or Notifications to be made to, or obtained from, any Governmental Authority.

“Governmental Authority” shall mean any nation or government, any state, municipality or other political subdivision thereof, and any entity, body, agency, commission, department, board, bureau, court, tribunal or other instrumentality, whether federal, state, local, domestic, foreign or multinational, exercising executive, legislative, judicial, regulatory, administrative or other similar functions of, or pertaining to, government and any executive official thereof.

“GP Board” shall have the meaning set forth in the Preamble.

“Group” shall mean either the Parent Group or the SpinCo Group, as the context requires.

“Hazardous Materials” shall mean any chemical, material, substance, waste, pollutant, emission, discharge, release or contaminant that could result in Liability under, or that is prohibited, limited or regulated by or pursuant to, any Environmental Law, and any natural or artificial substance (whether solid, liquid or gas, noise, ion, vapor or electromagnetic) that could cause harm to human health or the environment, including petroleum, petroleum products and byproducts, asbestos and asbestos-containing materials, urea formaldehyde foam insulation, electronic, medical or infectious wastes, polychlorinated biphenyls, radon gas, radioactive substances, chlorofluorocarbons and all other ozone-depleting substances.

“Hydrocarbons” shall mean crude oil, natural gas condensate, drip gas and natural gas liquids (including coalbed gas) and other liquids or gaseous hydrocarbons or other substances (including minerals) produced, processed or associated therewith.

“Indebtedness Payment” shall mean the amount of cash delivered by TRGP to Parent pursuant to Section 7.21(a) of the Merger Agreement in respect of the repayment of a portion of Parent’s outstanding indebtedness under the Parent Credit Agreements.

“Indemnifying Party” shall have the meaning set forth in Section 4.4(a).

“Indemnitee” shall have the meaning set forth in Section 4.4(a).

“Indemnity Payment” shall have the meaning set forth in Section 4.4(a).

“Information” shall mean information, whether or not patentable or copyrightable, in written, oral, electronic or other tangible or intangible forms, stored in any medium, including studies, reports, records, books, contracts, instruments, surveys, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other software, marketing plans, customer names and records, customer prospect lists, supplier records, customer and supplier lists, customer and vendor data, correspondence and lists, communications by or to attorneys (including attorney-client privileged communications), memos and other materials prepared by attorneys or consultants or under their direction (including attorney work product), and other technical, financial, employee or business information or data, files, papers, tapes, keys, correspondence, plans, invoices, forms, cost information, sales and pricing data, product data and literature, investor records, catalogs, sales, promotional and advertising materials, technical data, operating records, operating manuals, instructional documents, quality records and reports and other printed or written materials, land and title records (including abstracts of title, title opinions, and title curative documents), operations, environmental, production, accounting and regulatory compliance records, and facility and well records; provided, that “Information” shall not include Registrable IP.

“Information Statement” shall mean the information statement to be sent to the holders of Parent Common Units in connection with the Distribution, as such information statement may be amended or supplemented from time to time prior to the Distribution.

“Initial Notice” shall have the meaning set forth in Section 7.1.

“Insurance Proceeds” shall mean those monies:

(a) received by an insured from an insurance carrier; or

(b) paid by an insurance carrier on behalf of the insured;

in any such case net of any applicable premium adjustments (including reserves and retrospectively rated premium adjustments) and net of any costs or expenses incurred in the collection thereof; provided, however, with respect to a captive insurance arrangement, Insurance Proceeds shall only include amounts received by the captive insurer in respect of any reinsurance arrangement.

“Intellectual Property” shall mean all of the following whether arising under the Laws of the United States or of any other foreign or multinational jurisdiction: (a) patents, patent applications (including patents issued thereon) and statutory invention registrations, including reissues, divisions, continuations, continuations in part, substitutions, renewals, extensions and reexaminations of any of the foregoing, and all rights in any of the foregoing provided by international treaties or conventions; (b) trademarks, service marks, trade names, service names, trade dress, logos and other source or business identifiers, including all goodwill associated with any of the foregoing, and any and all common law rights in and to any of the foregoing, registrations and applications for registration of any of the foregoing, all rights in and to any of the foregoing provided by international treaties or conventions, and all reissues, extensions and renewals of any of the foregoing; (c) Internet domain names, registrations and related rights; (d) copyrightable works, copyrights, moral rights, mask work rights, database rights and design rights, in each case, other than Software, whether or not registered, and all registrations and applications for registration of any of the foregoing, and all rights in and to any of the foregoing provided by international treaties or conventions; (e) confidential and proprietary information, including trade secrets, invention disclosures, processes and know-how, in each case, other than Software; and (f) intellectual property rights arising from or in respect of any Technology.

“Law” shall mean any national, supranational, federal, state, provincial, tribal, local or similar law (including common law), statute, code, order, ordinance, rule, regulation, treaty (including any income tax treaty), license, permit, authorization, approval, consent, decree, injunction, binding judicial or administrative interpretation or other requirement, in each case, enacted, promulgated, issued or entered by a Governmental Authority.

“Liabilities” shall mean all debts, guarantees, assurances, commitments, liabilities, responsibilities, Losses, remediation, deficiencies, damages, fines, penalties, settlements, sanctions, costs, expenses, interest and obligations of any nature or kind, whether accrued or fixed, absolute or contingent, matured or unmatured, accrued or not accrued, asserted or unasserted, liquidated or unliquidated, foreseen or unforeseen, known or unknown, reserved or unreserved, or determined or determinable, including those arising under any Law, claim (including any Third-Party Claim), demand, Action or Order award entered by or with any Governmental Authority or arbitration tribunal, and those arising under any Contract, promise, release, warranty or undertaking, or any fines, damages or equitable relief that is imposed, in each case, including all costs and expenses relating thereto.

“Linked” shall have the meaning set forth in Section 2.7(a).

“Losses” shall mean actual losses (including any diminution in value), costs, damages, penalties and expenses (including legal and accounting fees and expenses and costs of investigation and litigation), whether or not involving a Third-Party Claim.

“Mediation Request” shall have the meaning set forth in Section 7.2.

“Merger Agreement” shall have the meaning set forth in the Recitals.

“Merger Closing Date” shall have the meaning assigned to the term Closing Date in the Merger Agreement.

“Merger Effective Time” shall have the meaning assigned to the term “Effective Time” in the Merger Agreement.

“NYSE” shall mean the New York Stock Exchange.

“Oil and Gas Contracts” shall mean any of the following Contracts to which Parent or other member of the Parent Group is a party (other than, in each case, an Oil and Gas Lease): all farm-in and farm-out Contracts, area of mutual interest Contracts, joint venture Contracts, development Contracts, production sharing Contracts, operating Contracts, unitization and pooling Contracts and orders, divisions orders, transfer orders, royalty deeds, oil and gas sales Contracts, exchange Contracts, gathering and processing Contracts, drilling, service and supply Contracts, geophysical and geological Contracts, land broker, title attorney and abstractor Contracts and other Contracts relating to Hydrocarbons or revenues therefrom and claims and rights thereto, and, in each case, interests thereunder).

“Oil and Gas Interests” shall mean (a) direct and indirect interests in and rights with respect to Hydrocarbons and related properties and assets of any kind and nature, direct or indirect, including working and leasehold interests and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, and other non-working interests and non-operating interests; (b) Hydrocarbons or revenues therefrom; (c) all Oil and Gas Leases and the leasehold estates created thereby and the lands covered by the Oil and Gas Leases or included in units with which the Oil and Gas Leases may have been pooled or unitized; (d) all Oil and Gas Contracts; (e) surface interests, fee interests, reversionary interests, reservations and concessions; (f) all easements, surface use Contracts, rights of way, licenses and permits, in each case, in connection with Oil and Gas Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, (g) all rights and interests in, under, or derived from unitization and pooling Contracts in effect with respect to clauses (a) and (c) above and the units created thereby which accrue or are attributable to the interests of the holder thereof; (h) all interests in machinery, Equipment (including Wells, well equipment and machinery), inventory, oil and gas production, gathering, transmission, treating, processing, and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment), pumps, water plants, electric plants, platforms, processing plants, separation plants, refineries, testing and monitoring equipment, in each case, in connection with Oil and Gas Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons; and (i) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.

“Oil and Gas Lease” shall mean all leases, subleases, licenses or other occupancy or similar Contracts under which Parent or any other member of the Parent Group leases, subleases or licenses or otherwise acquires or obtains operating rights in and to Hydrocarbons or any other real property which is material to the operation of the Oil and Gas Interests.

“Order” shall mean any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award, stipulation or settlement, whether civil, criminal or administrative and whether formal or informal.

“Other IP” shall mean all Intellectual Property, other than Registrable IP, that is owned by either Party or any member of its Group as of the Effective Time.

“Parent” shall have the meaning set forth in the Preamble.

“Parent Accounts” shall have the meaning set forth in Section 2.8(a).

“Parent Common Units” shall mean the common units representing the limited partnership interests of Parent.

“Parent Credit Agreements” shall mean the Amended and Restated Credit Agreement, dated as of July 31, 2013, among Parent, the lenders party thereto and Wells Fargo, National Association, as administrative agent and the Secured Term Loan Credit Agreement, dated as of July 31, 2013, among Parent, the lenders party thereto and Deutsche Bank AG New York Branch, as administrative agent.

“Parent GP” shall have the meaning set forth in the Preamble.

“Parent Group” shall mean: (a) as of and prior to the Effective Time, Parent, Parent GP and each Person that is a wholly owned Subsidiary of Parent prior to the Effective Time; and (b) after the Effective Time, Parent, Parent GP and each Person that is a Subsidiary of Parent after the Effective Time (it being understood that SpinCo and the Transferred Entities that are wholly owned Subsidiaries of Parent shall be members of the Parent Group prior to the Effective Time, but shall not be members of the Parent Group after the Effective Time).

“Parent Indemnitees” shall have the meaning set forth in Section 4.2.

“Parties” shall mean the parties to this Agreement.

“Permits” means permits, approvals, authorizations, consents, licenses or certificates issued by any Governmental Authority.

“Person” shall mean an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity and any Governmental Authority.

“Prime Rate” means the rate that Bloomberg displays as “Prime Rate by Country United States” at www.bloomberg.com/markets/rates-bonds/key-rates/ or on a Bloomberg terminal at PRIMBB Index.

“Privileged Information” means any information, in written, oral, electronic or other tangible or intangible forms, including any communications by or to attorneys (including attorney-client privileged communications), memoranda and other materials prepared by attorneys or under their direction (including attorney work product), as to which a Party or any member of its Group would be entitled to assert or have asserted a privilege, including the attorney-client and attorney work product privileges.

“Real Property” means land together with all easements, rights and interests arising out of the ownership thereof or appurtenant thereto and all buildings, structures, improvements and fixtures located thereon.

“Record Date” shall mean the close of business on the date set by the GP Board as the record date for determining the holders of Parent Common Units entitled to receive SpinCo Common Units pursuant to the Distribution.

“Record Holders” shall mean the holders of record of Parent Common Units as of the Record Date.

“Registrable IP” shall mean all patents, patent applications, statutory invention registrations, registered trademarks, registered service marks, registered Internet domain names and copyright registrations.

“Release” shall mean any release, spill, emission, discharge, leaking, pumping, pouring, dumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials into the environment (including, ambient air, surface water, groundwater and surface or subsurface strata).

“Representatives” shall mean, with respect to any Person, any of such Person’s directors, officers, employees, agents, consultants, advisors, accountants, attorneys or other representatives.

“Retained Assets” shall have the meaning set forth in Section 2.2(b).

“Retained Business” shall mean (a) the business, operations and activities of the “APL” operating segment (as described in the Parent’s annual report on Form 10-K for the year ended December 31, 2013) conducted at any time prior to the Effective Time by Parent and any other Person that is a member of the Parent Group prior to the Effective Time, including owning and operating Atlas Pipeline GP, and (b) any terminated, divested or discontinued businesses, operations and activities, at the time of termination, divestiture or discontinuation, to the extent related to the business, operations or activities described in clause (a) as then conducted.

“Retained Claims” shall mean claims, defenses, causes of action, choses in action, rights of recovery, rights of set off, and rights of recoupment of Parent or any other member of the Parent Group to the extent attributable to the Retained Business.

“Retained Contracts” shall mean the following Contracts to which Parent or any other member of the Parent Group is a party or by which it or any of its respective Assets is bound, whether or not in writing:

(a) (i) any Contract entered into prior to the Effective Time that is exclusively related to the Retained Business and (ii) with respect to any Contract entered into prior to the Effective Time that relates to the Retained Business but is not exclusively related to the Retained Business, that portion of any Contract that relates to the Retained Business;

(b) the Omnibus Agreement, dated as of July 26, 2006, by and among Parent, Parent GP and Atlas Pipeline Partners, as it may be amended or modified from time to time;

(c) the APL Credit Agreement and the APL Notes;

(d) any guarantee, indemnity, representation, covenant or warranty of either Party or any member of its Group in respect of any other Retained Contract, any Retained Liability or the Retained Business;

(e) any employment, change of control, retention, consulting, indemnification, termination, severance or similar Contracts with any Retained Employee or consultants of the Parent Group primarily dedicated to the Retained Business other than the Equity Award Plans and the Extinguished Change of Control Agreements;

(f) any Contract that is otherwise expressly contemplated pursuant to this Agreement or any of the Ancillary Agreements to be retained by Parent or any member of the Parent Group;

(g) any interest rate, currency, commodity or other swap, collar, cap or other hedging or similar Contracts or arrangements to the extent relating primarily to the Retained Business or entered into by or on behalf of any division, business unit or member of the Parent Group (in the case of Parent, solely in respect of the Retained Business and only to the extent related thereto);

(h) any vendor Contracts with a Third Party pursuant to which such Third Party provides information technology, human resources or financial services to either Party or any member of its Group to the extent used in the Retained Business as of the Effective Time; and

(i) [any Contracts listed on Schedule 1.2]3.

“Retained Employee” shall mean any individual employed or formerly employed by Parent or any other member of the Parent Group who was primarily dedicated to the operation of the Retained Business. A list of Retained Employees as of the date hereof is listed on Schedule 1.3.

[3]	NTD: Schedule will likely need to be updated after signing (subject to the amendment provisions of the SDA).

“Retained Entities” shall mean Parent GP, Atlas Pipeline GP, Atlas Pipeline Partners and any Subsidiary of Atlas Pipeline Partners.

“Retained Equipment” shall mean any Equipment of Parent or any other member of the Parent Group that is dedicated primarily to the Retained Business.

“Retained Indemnification Rights” shall mean rights of Parent or any other member of the Parent Group to indemnities and releases from Third Parties to the extent related to the Retained Business.

“Retained Information” shall mean all Information that is primarily related to the Retained Business.

“Retained Insurance Policies” shall mean all casualty, fire, liability and any other insurance policies held in the name of Parent or any other member of Parent Group primarily related to the Retained Business or held in the name of the Retained Entities and any agreements related to or in connection with such policies.

“Retained Liabilities” shall have the meaning set forth in Section 2.3(b).

“Retained Permits” shall mean all Permits owned or licensed by Parent or any other member of the Parent Group primarily used or primarily held for use in the Retained Business.

“Retained Real Property Leases” shall mean the Real Property leases of Parent and any other member of the Parent Group primarily used or primarily held for use in the Retained Business and, to the extent covered by such leases, any and all buildings, structures, improvements and fixtures located thereon.4

“Retained Software” shall mean all Software owned or licensed by Parent or any other member of the Parent Group primarily used or primarily held for use in the Retained Business.

“Retained Technology” shall mean all Technology owned or licensed by Parent or any other member of the Parent Group primarily used or primarily held for use in the Retained Business.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Security Interest” shall mean any mortgage, security interest, pledge, lien, charge, claim, option, right to acquire, voting or other restriction, right-of-way, covenant, condition, easement, encroachment, restriction on transfer, or other encumbrance of any nature whatsoever.

“Separation” shall have the meaning set forth in the Recitals.

[4]	NTD: APL leases real property in various locations, such as the Tulsa office.

“Shared Contract” shall have the meaning set forth in Section 2.7(a).

“Software” shall mean any and all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form; (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing; (d) screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (e) documentation, including user manuals and other training documentation, relating to any of the foregoing.

“Specified Payment” shall mean the amount of cash delivered by TRGP to Parent pursuant to Section 7.21(b) of the Merger Agreement.

“SpinCo” shall have the meaning set forth in the Preamble.

“SpinCo Accounts” shall have the meaning set forth in Section 2.8(a).

“SpinCo Balance Sheet” shall mean the unaudited combined balance sheet of SpinCo and its Subsidiaries, as set forth in the Information Statement.

“SpinCo Common Units” means the common units representing the limited partnership interests of SpinCo.

“SpinCo Group Employees” means any individual employed or formerly employed by Parent or any other member of the Parent Group other than a Retained Employee.

“SpinCo GP” shall have the meaning set forth in the Preamble.

“SpinCo GP Agreement” shall mean Amended and Restated Limited Liability Company Agreement of SpinCo GP in the form approved by Parent prior to the Distribution Date.

“SpinCo Group” shall mean (a) prior to the Effective Time, SpinCo and each Person that is a wholly owned Subsidiary of SpinCo; and (b) on and after the Effective Time, SpinCo and each Person that is a Subsidiary of SpinCo, including the Transferred Entities.

“SpinCo Indemnitees” shall have the meaning set forth in Section 4.3.

“SpinCo LP Agreement” shall mean the Amended and Restated Agreement of Limited Partnership of SpinCo in the form approved by Parent prior to the Distribution Date.

“SpinCo Transfer Agent” means the transfer agent and registrar for SpinCo Common Units.

“Subsidiary” shall mean, with respect to any Person, any corporation, limited liability company, joint venture or partnership of which such Person (a) beneficially owns, either directly or indirectly, more than fifty percent (50%) of (i) the total combined voting power of all classes of voting securities, (ii) the total combined equity interests or (iii) the capital or profit interests, in the case of a partnership, or (b) otherwise has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body.

“Tangible Information” means Information that is contained in written, electronic or other tangible forms.

“Tax” shall mean (a) all taxes, charges, fees, duties, levies, imposts, or other similar assessments, imposed by any U.S. federal, state or local or foreign governmental authority, including, but not limited to, income, gross receipts, excise, property, sales, use, license, capital stock, transfer, franchise, margin, payroll, withholding, social security, value added and other taxes; (b) any interest, penalties or additions attributable thereto; and (c) all liabilities in respect of any items described in clauses (a) or (b) payable by reason of assumption, transferee or successor liability, operation of Law or Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under Law).

“Technology” shall mean all technology, designs, formulae, algorithms, procedures, methods, discoveries, processes, techniques, ideas, know-how, research and development, technical data, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship in any media, confidential, proprietary or nonpublic information, and other similar materials, and all recordings, graphs, drawings, reports, analyses and other writings, and other tangible embodiments of the foregoing in any form whether or not listed herein, in each case, other than Software.

“Third Party” shall mean any Person other than the Parties or any members of their respective Groups.

“Third-Party Claim” shall have the meaning set forth in Section 4.5(a).

“Transfer Documents” shall have the meaning set forth in Section 2.1(b).

“Transferred Assets” shall have the meaning set forth in Section 2.2(a).

“Transferred Business” shall mean all businesses, operations and activities (whether or not such businesses, operations or activities are or have been terminated, divested or discontinued) conducted at any time prior to the Effective Time by Parent or any other Person that is a member of the Parent Group prior to the Effective Time, other than the Retained Business (it being understood that Transferred Business shall include (a) the business, operations and activities of the “ARP” and “corporate and other” operating segments (as described in the Parent’s annual report on Form 10-K for the year ended December 31, 2013) conducted at any time prior to the Effective Time by Parent and any other Person that is a member of the Parent Group prior to the Effective Time, including owning and operating Atlas Resource GP, and (b) any terminated, divested or discontinued businesses, operations and activities that, at the time of termination, divestiture or discontinuation, to the extent related to the business, operations or activities described in clause (a) as then conducted).

“Transferred Contracts” shall have the meaning set forth in Section 2.2(a)(ii).

“Transferred Entities” shall mean the entities set forth on Schedule 1.5.

“Transferred Equipment” shall have the meaning set forth in Section 2.2(a)(ix).

“Transferred Information” shall have the meaning set forth in Section 2.2(a)(x).

“Transferred IT and IP” shall have the meaning set forth in Section 2.2(a)(vi).

“Transferred Oil and Gas Interests” shall have the meaning set forth in Section 2.2(a)(iii).

“Transferred Permits” shall have the meaning set forth in Section 2.2(a)(vii).

“Wells” shall mean oil and/or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on any real property associated with an Oil and Gas Interest, together with all Hydrocarbons from such wells.

ARTICLE II

THE SEPARATION

2.1 Transfer of Assets and Assumption of Liabilities.

(a) On or prior to the Effective Time, but in any case, prior to the Distribution:

(i) Transfer and Assignment of Transferred Assets. Parent shall, and shall cause the applicable members of the Parent Group as of prior to the Effective Time to, contribute, assign, transfer, convey and deliver to SpinCo or any member of the SpinCo Group designated by SpinCo, and SpinCo or such member of the SpinCo Group shall accept from Parent and such applicable members of the Parent Group, all of Parent’s and such Parent Group member’s respective direct or indirect right, title and interest in and to all of the Transferred Assets (it being understood that if any Transferred Asset shall be held by a Transferred Entity or a Subsidiary of a Transferred Entity, such Transferred Asset may be assigned, transferred, conveyed and delivered to SpinCo as a result of the transfer of all of the equity interests in such Transferred Entity held by Parent or the applicable members of the Parent Group to SpinCo or such member of the SpinCo Group);

(ii) Acceptance and Assumption of Assumed Liabilities. SpinCo and the applicable member of the SpinCo Group shall accept, assume and agree faithfully to perform, discharge and fulfill all the Assumed Liabilities in accordance with their respective terms. SpinCo and such members of the SpinCo Group shall be responsible for all Assumed Liabilities, regardless of when or where such Assumed Liabilities arose or arise, or whether the facts on which they are based occurred prior to or subsequent to the Effective Time, regardless of where or against whom such Assumed Liabilities are asserted or determined (including any Assumed Liabilities arising out of claims made by

Parent’s or SpinCo’s respective directors, officers, employees, agents, Subsidiaries or Affiliates against any member of the Parent Group or the SpinCo Group) or whether asserted or determined prior to the date hereof, and regardless of whether arising from or alleged to arise from negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the Parent Group or the SpinCo Group, or any of their respective directors, officers, employees, agents, Subsidiaries or Affiliates;

(iii) Transfer and Assignment of Retained Assets. In the event that SpinCo or any of the Transferred Entities shall hold any Retained Assets, Parent or SpinCo shall cause SpinCo and such Transferred Entities to contribute, assign, transfer, convey and deliver to Parent or another Person designated by Parent that will be a member of the Parent Group after the Effective Time, and Parent or such other members of the Parent Group shall accept from SpinCo or such Transferred Entities, all of SpinCo’s or such Transferred Entities’ respective direct or indirect right, title and interest in and to such Retained Assets; and

(iv) Acceptance and Assumption of Retained Liabilities. Parent and certain Persons that will be members of the Parent Group after the Effective Time and designated by Parent shall accept and assume and agree faithfully to perform, discharge and fulfill all of the Retained Liabilities, if any, held by SpinCo or any of the Transferred Entities, and Parent and such members of the Parent Group shall be responsible for all Retained Liabilities in accordance with their respective terms, regardless of when or where such Retained Liabilities arose or arise, whether the facts on which they are based occurred prior to or subsequent to the Effective Time, where or against whom such Retained Liabilities are asserted or determined (including any such Retained Liabilities arising out of claims made by Parent’s or SpinCo’s respective directors, officers, employees, agents, Subsidiaries or Affiliates against any member of the Parent Group or the SpinCo Group) or whether asserted or determined prior to the date hereof, and regardless of whether arising from or alleged to arise from negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the Parent Group or the SpinCo Group, or any of their respective directors, officers, employees, agents, Subsidiaries or Affiliates.

(b) Transfer Documents. In furtherance of the contribution, assignment, transfer, conveyance and delivery of the Assets and the assumption of the Liabilities in accordance with Section 2.1(a), (i) each Party shall execute and deliver, and shall cause the applicable members of its Group to execute and deliver, such bills of sale, quitclaim deeds, stock or unit powers, certificates of title, assignments of contracts and other instruments of transfer, conveyance and assignment as and to the extent necessary to evidence the transfer, conveyance and assignment of all of such Party’s and the applicable members of its Group’s right, title and interest in and to such Assets to the other Party and the applicable members of its Group in accordance with Section 2.1(a), and (ii) each Party shall execute and deliver, and shall cause the applicable members of its Group to execute and deliver, to the other Party such assumptions of contracts and other instruments of assumption as and to the extent necessary to evidence the valid and effective assumption of the Liabilities by such Party and the applicable members of its Group in accordance with Section 2.1(a). All of the foregoing documents contemplated by this Section 2.1(b) shall be referred to collectively herein as the “Transfer Documents.”

(c) Misallocations. In the event that at any time, or from time to time (whether prior to, at or after the Effective Time), any Party (or any member of such Party’s respective Group) shall receive or otherwise possess any Asset that is allocated to any other Party (or any member of such Party’s Group) pursuant to this Agreement or any Ancillary Agreement, such Party shall promptly transfer, or cause to be transferred, such Asset to the Party so entitled thereto (or to any member of such Party’s Group), and such Party (or member of such Party’s Group) shall accept such Asset. Prior to any such transfer, the Person receiving or possessing such Asset shall hold such Asset in trust for any such other Person. In the event that at any time, or from time to time (whether prior to, at or after the Effective Time), any Party (or any member of such Party’s respective Group) shall receive or otherwise assume any Liability that is allocated to any other Party (or any member of such Party’s Group) pursuant to this Agreement or any Ancillary Agreement, such Party shall promptly transfer, or cause to be transferred, such Liability to the Party responsible therefor (or to any member of such Party’s Group), and such Party (or any member of such Party’s Group) shall accept, assume and agree to faithfully perform such Liability.

(d) Waiver of Bulk-Sale and Bulk-Transfer Laws. SpinCo hereby waives compliance by each and every member of the Parent Group with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the Transferred Assets to any member of the SpinCo Group. Parent hereby waives compliance by each and every member of the SpinCo Group with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the Retained Assets to any member of the Parent Group.

2.2 Transferred Assets; Retained Assets. Transferred Assets. For the purposes of this Agreement, “Transferred Assets” shall mean all Assets of Parent and any other member of the Parent Group as of the Effective Time, other than the Retained Assets. The Parties agree that the Transferred Assets shall include all issued and outstanding units or equity interests of the Transferred Entities that are owned by Parent or any other member of the Parent Group as of the Effective Time and all Assets that are owned by the Transferred Entities as of the Effective Time. In addition, the Parties agree that the Transferred Assets shall include the following Assets of Parent or any other member of the Parent Group as of the Effective Time:

(i) all Contracts of Parent or any other member of the Parent Group (other than the Retained Contracts) (the “Transferred Contracts”), and all rights, interests or claims of Parent or any other members of the Parent Group thereunder (including rights under or pursuant to all warranties, representations and guarantees, whether express or implied, thereunder);

(ii) all Oil and Gas Interests, Oil and Gas Contracts and Oil and Gas Leases of Parent or any other member of the Parent Group (other than contracts which are Retained Contracts) (together, the “Transferred Oil and Gas Interests”), including the Oil and Gas Interests, Oil and Gas Contracts and Oil and Gas Leases listed or described on Schedule 2.2(a)(ii),5 and all rights, interests or claims of Parent or any other members of the Parent Group thereunder;

(iii) all rights of Parent or any other member of the Parent Group to indemnities and releases from Third Parties in favor of Parent or any other member of Parent Group (other than the Retained Indemnification Rights as of the Effective Time);

(iv) all claims, defenses, causes of action, choses in action, rights of recovery, rights of set off, and rights of recoupment of Parent or any member of the Parent Group (other than the Retained Claims as of the Effective Time);

(v) all Intellectual Property, Software and Technology of Parent or any other member of the Parent Group (other than the Retained Software and Retained Technology) (the “Transferred IT and IP”), including the ATLAS Name and ATLAS Marks, and all rights, interests or claims of Parent or any other member of the Parent Group thereunder;

(vi) all Permits of Parent or any other member of the Parent Group (other than the Retained Permits as of the Effective Time) (the “Transferred Permits”), and all rights, interests or claims of Parent or any other member of the Parent Group thereunder;

(vii) all Equipment of Parent or any other member of the Parent Group (other than Retained Equipment) (the “Transferred Equipment”);

(viii) all rights, interests and claims of Parent or any other member of the Parent Group with respect to Information (other than the Retained Information) (the “Transferred Information”) and subject to the non-exclusive right to Information described in Section 2.2(b)(viii);

(ix) all Tax refunds or credits to Parent or any other member of the Parent Group attributable to the Transferred Business, the Transferred Assets or the Assumed Liabilities;

(x) all insurance proceeds received or receivable by Parent or any member of the Parent Group under any insurance policy written prior to the Effective Time to the extent in connection with (i) the damage or complete destruction of any assets or properties prior to the Effective Time that would have been included in the Transferred Assets but for such damage or complete destruction, or (ii) any Assumed Liability;

(xi) other than any Oil and Gas Interests, (A) all of the Real Property that is owned by Parent or any other member of the Parent Group and used primarily in the Transferred Business as of the Effective Time, including the Real Property listed or

[5]	NTD: Schedule to include oil and gas interests underneath the Ohio Right of Way.

described on Schedule 2.2(a)(xi)(A), and (B) all the Real Property Leases to which Parent or any other member of the Parent Group is party (other than the Retained Real Property Leases), including the Real Property Leases set forth on Schedule 2.2(a)(xi)(B) and, to the extent covered by such leases, any and all buildings, structures, improvements and fixtures located thereon (together with any of the foregoing leased by the Transferred Entities);

(xii) (A) all cash held by Parent or any other member of Parent Group, other than the Retained Cash (such cash, the “Remaining Cash”), and (B) an amount of cash equal to the Specified Payment received by Parent ((A) and (B), together, the “Transferred Cash”);

(xiii) all casualty, fire, liability and any other insurance policies held in the name of Parent or any other member of Parent Group and any agreements related to or in connection with such policies (other than the Retained Insurance Policies);

(xiv) all Assets of Parent or any other member of the Parent Group that are expressly contemplated by this Agreement or any Ancillary Agreement as Assets to be transferred to SpinCo or any other member of the SpinCo Group; and

(xv) all Assets set forth on Schedule 2.2(a)(xv).

(b) Retained Assets. For purposes of this Agreement, “Retained Assets” shall mean all of the following Assets of Parent or any other member of the Parent Group as of the Effective Time:

(i) all issued and outstanding units or other equity interests of the Retained Entities that are owned by Parent or any other member of the Parent Group and all Assets that are owned by the Retained Entities;

(ii) all Retained Contracts (including Oil & Gas Contracts) and all rights, interests or claims of Parent or any other members of the Parent Group thereunder (including rights under or pursuant to all warranties, representations and guarantees, whether express or implied, thereunder);

(iii) an amount of cash held by Parent which as of the Effective Time will be equal to ($5,000,000) (the “Retained Cash”);

(iv) all Retained Indemnification Rights;

(v) all Retained Claims;

(vi) all Retained Permits and all rights, interests or claims of Parent or any other member of the Parent Group thereunder;

(vii) all Retained Equipment;

(viii) all rights, interests and claims of Parent or any other member of the Parent Group with respect to Retained Information and, subject to the provisions of the applicable Ancillary Agreements, a non-exclusive right to all Information that is related to, but not exclusively related to, the Retained Business;

(ix) all Tax refunds or credits to Parent or any other member of the Parent Group attributable to the Retained Business, the Retained Assets or the Retained Liabilities;

(x) all insurance proceeds received or receivable by Parent or any other member of the Parent Group under any insurance policy written prior to the Effective Time to the extent in connection with (i) the damage or complete destruction of any assets or properties prior to the Effective Time that would have been included in the Retained Assets but for such damage or complete destruction, or (ii) any Retained Liability;

(xi) all Assets of Parent or any other member of the Parent Group that are expressly provided by this Agreement or any Ancillary Agreement as Assets to be retained by Parent or any other member of the Parent Group after the Effective Time;

(xii) all Retained Insurance Policies;

(xiii) all Retained Software and Technology;

(xiv) any and all Assets set forth on Schedule 2.2(b)(xiii); and

(xv) all other Assets of Parent or any other member of the Parent Group that are primarily related to the Retained Business.

2.3 Assumed Liabilities; Retained Liabilities.

(a) Assumed Liabilities. For the purposes of this Agreement, “Assumed Liabilities” shall mean all of the Liabilities of Parent and any other member of the Parent Group, other than the Retained Liabilities. In addition, the Parties agree that the Assumed Liabilities shall include the following Liabilities of Parent or any other member of the Parent Group:

(i) all Liabilities (including any Environmental Liabilities) to the extent , arising out of or resulting from actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the Effective Time (whether or not such Liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the Effective Time), in each case to the extent that such Liabilities arise out of or result from the Transferred Business, a Transferred Asset or a SpinCo Group Employee;

(ii) any and all Liabilities that are expressly provided by this Agreement, the Merger Agreement or any Ancillary Agreement as Liabilities to be assumed by SpinCo or any other member of the SpinCo Group, and all Contracts, obligations and Liabilities of SpinCo or any other member of the SpinCo Group under this Agreement, the Merger Agreement or any of the Ancillary Agreements, in each case that are not Retained Liabilities;

(iii) any and all Liabilities set forth on Schedule 2.3(a)(iii);

(iv) subject to TRGP’s compliance with the terms of the Merger Agreement and subject to Parent’s compliance after the Merger Effective Time with the terms of the Merger Agreement, any and all Liabilities in respect of severance, change in control, termination, retention, incentive or similar amounts or benefits payable by Parent or any member of the Parent Group to any SpinCo Employee or director or officer of Parent or Parent GP as a result of the Merger Agreement and the transactions contemplated thereby, including (A) any and all severance costs or expenses incurred or that may be incurred in connection with the termination of service of any such SpinCo Employee or such director or officer, (B) the satisfaction and extinguishment of any equity awards of Parent or SpinCo held by such SpinCo Employee;

(v) all Liabilities arising out of claims made by any Third Party (including Parent’s or SpinCo’s respective directors, officers, unitholders, employees, and agents) against any member of the Parent Group or the SpinCo Group to the extent relating to, arising out of or resulting from the Transferred Business or the Transferred Assets or the other business, operations, activities or Liabilities referred to in subclauses (i) through (iv) above;

(vi) all claims or actions by past or present directors and officers (other than any Retained Employee) of the Parent or Parent GP against the Parent or GP, other than for claims or actions arising under director and officer indemnification obligations with Parent under Section 7.11 of the Merger Agreement;

(vii) subject to TRGP’s compliance with the terms of the Merger Agreement and subject to Parent’s compliance after the Merger Effective Time with the terms of the Merger Agreement, all Liabilities, if any, arising under or in connection with the Equity Award Plans from and after the Effective Time;

(viii) all Liabilities of the Parent Group in respect of stockholder litigation to the extent solely arising from the Separation and the Distribution;

(ix) all Liabilities of the Parent Group in respect of the administration of stockholder litigation or other Third Party litigation relating to the Merger Agreement or the transactions contemplated thereby between the execution of the Merger Agreement and the Merger Effective Time; and

(x) any and all fees and expenses payable to third-party advisors that are incurred by Parent, Parent GP or SpinCo Group as a result of the Merger Agreement or the consummation of the Merger or the Distribution.

(b) Retained Liabilities. For the purposes of this Agreement, “Retained Liabilities” shall mean the following Liabilities of Parent and the other members of the Parent Group:

(i) all Liabilities (including Environmental Liabilities) to the extent arising out of or resulting from the actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the Effective Time (whether or not such Liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the Effective Time), in each case to the extent that such Liabilities arise out of or result from the Retained Business, a Retained Asset or a Retained Employee;

(ii) any and all Liabilities that are expressly provided by this Agreement, the Merger Agreement or any Ancillary Agreement as Liabilities to be retained by Parent or any other member of the Parent Group after the Effective Time, and all agreements, obligations and Liabilities of Parent or any other member of the Parent Group under this Agreement, the Merger Agreement or any of the Ancillary Agreements;

(iii) all Liabilities arising out of or resulting from the APL Credit Agreement and the APL Notes;

(iv) all Liabilities and obligation of Parent to comply with the terms of the Merger Agreement after the Effective Time;

(v) other than the Liabilities described in clause (ix) of Section 2.3(a),all Liabilities of the Parent Group in respect of stockholder litigation or other Third Party litigation relating to the Merger Agreement or the transactions contemplated thereby after the Effective Time, including any Liability in connection with any settlement of such litigation;

(vi) any and all Liabilities set forth on Schedule 2.3(b)(v); and

(vii) all Liabilities arising out of claims made by any Third Party against any member of the Parent Group or the SpinCo Group to the extent relating to, arising out of or resulting from the Retained Business or the Retained Assets or the other business, operations, activities or Liabilities referred to in subclauses (i) through (v) above.

2.4 Approvals and Notifications.

(a) Approvals and Notifications for Transferred Assets. To the extent that the transfer or assignment to the SpinCo Group of any Transferred Asset, the assumption of any Assumed Liability, the Separation, or the Distribution requires any Approvals or Notifications, the Parties shall use their commercially reasonable efforts to obtain or make such Approvals or Notifications as soon as reasonably practicable; provided, however, that, except to the extent expressly provided in this Agreement or any of the Ancillary Agreements or as otherwise agreed between Parent and SpinCo, neither Parent nor SpinCo shall be obligated to contribute capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person in order to obtain or make such Approvals or Notifications, other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees.

(b) Delayed SpinCo Transfers. If and to the extent that the valid and complete transfer or assignment to the SpinCo Group of any Transferred Asset or assumption by the SpinCo Group of any Assumed Liability would be a violation of applicable Law or require any Approvals or Notifications in connection with the Separation or the Distribution that has not been obtained or made by the Effective Time then, unless the Parties mutually shall otherwise determine, the transfer or assignment to the SpinCo Group of such Transferred Assets or the assumption by the SpinCo Group of such Assumed Liabilities, as the case may be, shall be automatically deemed deferred and any such purported transfer, assignment or assumption shall be null and void until such time as all legal impediments are removed or such Approvals or Notifications have been obtained or made. Notwithstanding the foregoing, any such Transferred Assets or Assumed Liabilities shall continue to constitute Transferred Assets and Assumed Liabilities for all other purposes of this Agreement, and the Parties shall remain responsible and obligated with respect to any such Transferred Assets and Assumed Liabilities under the indemnification obligations set forth in Article IV.

(c) Treatment of Delayed Transferred Assets and Delayed Assumed Liabilities. If any transfer or assignment of any Transferred Asset or any assumption of any Assumed Liability intended to be transferred, assigned or assumed hereunder, as the case may be, is not consummated on or prior to the Effective Time, whether as a result of the provisions of Section 2.4(b) or for any other reason (any such Transferred Asset, a “Delayed Transferred Asset” and any such Assumed Liability, a “Delayed Assumed Liability”), then, insofar as reasonably possible and subject to applicable Law, the member of the Parent Group retaining such Delayed Transferred Asset or such Delayed Assumed Liability, as the case may be, shall thereafter hold such Delayed Transferred Asset or Delayed Assumed Liability, as the case may be, for the use and benefit of the member of the SpinCo Group entitled thereto (at the expense of the member of the SpinCo Group entitled thereto). In addition, the member of the Parent Group retaining such Delayed Transferred Asset or such Delayed Assumed Liability shall, insofar as reasonably possible and to the extent permitted by applicable Law, treat such Delayed Transferred Asset or Delayed Assumed Liability in the ordinary course of business in accordance with past practice. Such member of the Parent Group shall also take such other actions as may be reasonably requested by the member of the Parent Group to whom such Delayed Transferred Asset is to be transferred or assigned, or which will assume such Delayed Assumed Liability, as the case may be, in order to place such member of the SpinCo in a substantially similar position as if such Delayed Transferred Asset or Delayed Assumed Liability had been transferred, assigned or assumed as contemplated hereby and so that all the benefits and burdens relating to such Delayed Transferred Asset or Delayed Assumed Liability, as the case may be, including use, risk of loss, potential for gain, and dominion, control and command over such Delayed Transferred Asset or Delayed Assumed Liability, as the case may be, and all costs and expenses related thereto, shall inure from and after the Effective Time to the SpinCo

Group. SpinCo and the SpinCo Group will indemnify and hold harmless the Parent and Parent Group from and against any Liabilities arising out of or relating to Parent or the Parent Group retaining and holding such Delayed Transferred Asset.

(d) Transfer of Delayed Transferred Assets and Delayed Assumed Liabilities. If and when the Approvals or Notifications, the absence of which caused the deferral of transfer or assignment of any Delayed Transferred Asset or the deferral of assumption of any Delayed Assumed Liability pursuant to Section 2.4(b), are obtained or made, and, if and when any other legal impediments for the transfer or assignment of any Delayed Transferred Asset or the assumption of any Delayed Assumed Liability have been removed, the transfer or assignment of the applicable Delayed Transferred Asset or the assumption of the applicable Delayed Assumed Liability, as the case may be, shall be effected in accordance with the terms of this Agreement and/or the applicable Ancillary Agreement.

(e) Approvals and Notifications for Retained Assets. To the extent that the transfer or assignment of any Retained Asset or the assumption of any Retained Liability requires any Approvals or Notifications, the Parties shall use their commercially reasonable efforts to obtain or make such Approvals or Notifications as soon as reasonably practicable; provided, however, that, except to the extent expressly provided in this Agreement or any of the Ancillary Agreements or as otherwise agreed between Parent and SpinCo, neither Parent nor SpinCo shall be obligated to contribute capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person in order to obtain or make such Approvals or Notifications, other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees.

(f) Delayed Retained Transfers. If and to the extent that the valid, complete and perfected transfer or assignment to the Parent Group of any Retained Asset or assumption by the Parent Group of any Retained Liability would be a violation of applicable Law or require any Approval or Notification that has not been obtained or made by the Effective Time then, unless the Parties mutually shall otherwise determine, the transfer or assignment to the Parent Group of such Retained Assets or the assumption by the Parent Group of such Retained Liabilities, as the case may be, shall be automatically deemed deferred and any such purported transfer, assignment or assumption shall be null and void until such time as all legal impediments are removed or such Approval or Notification has been obtained or made. Notwithstanding the foregoing, any such Retained Assets or Retained Liabilities shall continue to constitute Retained Assets and Retained Liabilities for all other purposes of this Agreement, and the Parties shall remain responsible and obligated with respect to any such Transferred Assets and Assumed Liabilities under the indemnification obligations set forth in Article IV.

(g) Treatment of Delayed Retained Assets and Delayed Retained Liabilities. If any transfer or assignment of any Retained Asset or any assumption of any Retained Liability intended to be transferred, assigned or assumed hereunder, as the case may be, is not consummated on or prior to the Effective Time whether as a result of the provisions of this Section 2.4(g) or for any other reason (any such Retained Asset, a “Delayed Retained Asset” and any such Retained Liability, a “Delayed Retained Liability”), then, insofar as reasonably possible, the member of the SpinCo Group retaining such Delayed Retained Asset or such Delayed Retained Liability, as the case may be, shall thereafter hold such Delayed Retained Asset or Delayed Retained Liability, as the case may be, for the use and benefit of the member of the Parent Group entitled thereto (at the expense of the member of the Parent Group entitled thereto). In addition, the member of the SpinCo Group retaining such Delayed Retained Asset or such Delayed Retained Liability shall, insofar as reasonably possible and to the extent permitted by applicable Law, treat such Delayed Retained Asset or Delayed Retained Liability in the ordinary course of business in accordance with past practice. Such member of the SpinCo Group shall also take such other actions as may be reasonably requested by the member of the Parent Group to whom such Delayed Retained Asset is to be transferred or assigned, or which will assume such Delayed Retained Liability, as the case may be, in order to place such member of the Parent Group in a substantially similar position as if such Delayed Retained Asset or Delayed Retained Liability had been transferred, assigned or assumed as contemplated hereby and so that all the benefits and burdens relating to such Delayed Retained Asset or Delayed Retained Liability, as the case may be, including use, risk of loss, potential for gain, and dominion, control and command over such Delayed Retained Asset or Delayed Retained Liability, as the case may be, and all costs and expenses related thereto, shall inure from and after the Effective Time to the Parent Group. Parent and Parent Group will indemnify and hold harmless SpinCo and SpinCo Group from and against any Liabilities arising out of or relating to SpinCo or the Parent Group retaining and holding such Delayed Retained Assets.

(h) Transfer of Delayed Retained Assets and Delayed Retained Liabilities. If and when the Approvals or Notifications, the absence of which caused the deferral of transfer or assignment of any Delayed Retained Asset or the deferral of assumption of any Delayed Retained Liability, are obtained or made, and, if and when any other legal impediments for the transfer or assignment of any Delayed Retained Asset or the assumption of any Delayed Retained Liability have been removed, the transfer or assignment of the applicable Delayed Retained Asset or the assumption of the applicable Delayed Retained Liability, as the case may be, shall be effected in accordance with the terms of this Agreement and/or the applicable Ancillary Agreement.

2.5 Release of Guarantees; Financing Matters.

(a) On or prior to the Effective Time or as soon as practicable thereafter, each of Parent and SpinCo shall, at the request of the other Party and with the reasonable cooperation of such other Party and the applicable member(s) of such Party’s Group, use commercially reasonable efforts to (i) have any member(s) of the Parent Group removed as guarantor of or obligor for any Assumed Liability to the extent that they relate to Transferred Assets, including the removal of any Security Interest on or in any Retained Asset that may serve as collateral or security for any such Assumed Liability; and (ii) have any member(s) of the SpinCo Group (including any Transferred Entity) removed as guarantor of or obligor for any Retained Liability to the extent that they relate to Retained Assets, including the removal of any Security Interest on or in any Transferred Asset that may serve as collateral or security for any such Retained Liability.

(b) To the extent required to obtain a release from a guarantee of:

(i) any member of the Parent Group (other than a Transferred Entity), SpinCo shall execute a guarantee agreement in the form of the existing guarantee or such other form as is agreed to by the relevant parties to such guarantee agreement, which agreement shall include the removal of any Security Interest on or in any Retained Asset that may serve as collateral or security for any such Assumed Liability, except to the extent that such existing guarantee contains representations, covenants or other terms or provisions either (A) with which SpinCo would be reasonably unable to comply or (B) which SpinCo would not reasonably be able to avoid breaching; and

(ii) any member of the SpinCo Group (including any Transferred Entity), Parent shall execute a guarantee agreement in the form of the existing guarantee or such other form as is agreed to by the relevant parties to such guarantee agreement, which agreement shall include the removal of any Security Interest on or in any Transferred Asset that may serve as collateral or security for any such Retained Liability, except to the extent that such existing guarantee contains representations, covenants or other terms or provisions either (A) with which Parent would be reasonably unable to comply or (B) which Parent would not reasonably be able to avoid breaching.

(c) If Parent or SpinCo is unable to obtain, or to cause to be obtained, any such required removal or release as set forth in clauses (a) and (b) of this Section 2.5, (i) the Party or the relevant member of its Group that has assumed the Liability with respect to such guarantee shall indemnify, defend and hold harmless the guarantor or obligor against or from any Liability arising from or relating thereto in accordance with the provisions of Article IV and shall, as agent or subcontractor for such guarantor or obligor, pay, perform and discharge fully all the obligations or other Liabilities of such guarantor or obligor thereunder; and (ii) each of Parent and SpinCo, on behalf of itself and the other members of their respective Group, agree not to renew or extend the term of, increase any obligations under, or transfer to a Third Party, any loan, guarantee, lease, contract or other obligation for which the other Party or a member of its Group is or may be liable unless all obligations of such other Party and the members of such other Party’s Group with respect thereto are thereupon terminated by documentation satisfactory in form and substance to such other Party.

(d) At or prior to or at the Effective Time:

(i) SpinCo will enter into one or more financing arrangements and agreements pursuant to which (i) SpinCo shall borrow a principal amount of at least one hundred and fifty million dollars ($150,000,000) (the “SpinCo Financing Arrangements”) and (ii) SpinCo shall transfer one hundred and fifty million dollars ($150,000,000) from the SpinCo Financing Arrangements to Parent as a cash distribution (together, the “SpinCo Cash Transfer”).

(ii) Parent shall use the amount of cash that it receives from SpinCo pursuant to the SpinCo Cash Transfer and the Indebtedness Payment to repay in full Parent’s outstanding indebtedness under the Parent Credit Agreements immediately prior to the Merger Effective Time. If the sum of such amounts is less than the amount required to satisfy and pay in full the outstanding amounts payable under the Parent Credit Agreements, then any shortfall shall be the responsibility of SpinCo.

2.6 Termination of Agreements.

(a) In furtherance of the releases and other provisions of Section 4.1, Parent and each member of the Parent Group, on the one hand, and SpinCo and each member of the SpinCo Group, on the other hand, hereby terminate any and all Contracts between or among Parent and/or any member of the Parent Group, on the one hand, and SpinCo and/or any member of the SpinCo Group, on the other hand, which Agreements are set forth on Schedule 2.6, with such termination to be effective as of the Effective Time. No such terminated Contract (including any provision thereof which purports to survive termination) shall be of any further force or effect after the Effective Time. Each Party shall, at the reasonable request of the other Party, take, or cause to be taken, such other actions as may be necessary to effect the foregoing.

(b) All of the intercompany accounts receivable and accounts payable between any member of the Parent Group (other than any Transferred Entity), on the one hand, and any member of the SpinCo Group (including any Transferred Entity), on the other hand, outstanding as of the Effective Time shall, as promptly as practicable after the Effective Time, be repaid, settled or otherwise eliminated by means of cash payments, a dividend or distribution, capital contribution, a combination of the foregoing, or otherwise as determined by Parent and SpinCo.

2.7 Treatment of Shared Contracts.

(a) Subject to applicable Law and without limiting the generality of the obligations set forth in Section 2.1, unless the Parties otherwise agree or the benefits of any Contract described in this Section 2.7 are expressly conveyed to the applicable Party pursuant to this Agreement or an Ancillary Agreement, any Contract, a portion of which is a Retained Contract, but the remainder of which is a Transferred Contract (any such Contract, a “Shared Contract”), shall be assigned in relevant part to the applicable member(s) of the applicable Group, if so assignable, or appropriately amended prior to, on or after the Effective Time, so that each Party or the member of its Group shall, as of the Effective Time, be entitled to the rights and benefits, and shall assume the related portion of any Liabilities, inuring to its respective businesses; provided, however, that (i) in no event shall any member of any Group be required to assign (or amend) any Shared Contract in its entirety or to assign a portion of any Shared Contract which is not assignable (or cannot be amended) by its terms (including any terms imposing consents or conditions on an assignment where such consents or conditions have not been obtained or fulfilled) and (ii) if any Shared Contract cannot be so partially assigned by its terms or otherwise, or cannot be amended or if such assignment or amendment would impair the benefit the Parties thereto derive from such Shared Contract, then the Parties shall, and shall cause each of the members of their respective Groups to, take such other reasonable and permissible actions (including by providing prompt notice to the other Party with respect to any relevant claim of Liability or other relevant matters arising in connection with a Shared Contract so as to allow such other Party the ability to exercise any applicable rights under such Shared Contract) to cause a member of the SpinCo Group or the Parent Group, as the case may be, to receive the rights and benefits of that portion of each Shared Contract that relates to the Transferred Business or the Retained Business, as the case may be (in each case, to the extent so related), as if such Shared Contract had been assigned to (or amended to allow) a member of the applicable Group pursuant to this Section 2.7, and to bear the burden of the corresponding Liabilities (including any Liabilities that may arise by reason of such arrangement), as if such Liabilities had been assumed by a member of the applicable Group pursuant to this Section 2.7.

(b) Each of Parent and SpinCo shall, and shall cause the members of its Group to, (i) treat for all Tax purposes the portion of each Shared Contract inuring to its respective businesses as Assets owned by, and/or Liabilities of, as applicable, such Party, or the members of its Group, as applicable, not later than the Effective Time, and (ii) neither report nor take any Tax position (on a Tax return or otherwise) inconsistent with such treatment (unless required by applicable Law).

(c) Nothing in this Section 2.7 shall require any member of any Group to make any non-de minimis payment (except to the extent advanced, assumed or agreed in advance to be reimbursed by any member of the other Group), incur any non-de minimis obligation or grant any non-de minimis concession for the benefit of any member of any other Group in order to effect any transaction contemplated by this Section 2.7. For purposes of this Section 2.7I, “de minimis” shall be determined in reference to customary contracts of similar nature, character and size to the Shared Contracts and not in reference to the value of the transactions contemplated by the Merger Agreement or the Distribution.

2.8 Bank Accounts; Cash Balances.

(a) Each Party agrees to take, or cause the members of its Group to take, at the Effective Time (or such earlier time as the Parties may agree), all actions necessary to amend all Contracts governing each bank and brokerage account owned by SpinCo or any other member of the SpinCo Group (collectively, the “SpinCo Accounts”) and all Contracts governing each bank or brokerage account owned by Parent or any other member of the Parent Group (collectively, the “Parent Accounts”) so that each such SpinCo Account and Parent Account, if currently linked (whether by automatic withdrawal, automatic deposit or any other authorization to transfer funds from or to, hereinafter “Linked”) to any Parent Account or SpinCo Account, respectively, is de-Linked from such Parent Account or SpinCo Account, respectively.

(b) With respect to any outstanding checks issued or payments initiated by Parent, SpinCo, or any of the members of their respective Groups prior to the Effective Time, such outstanding checks and payments shall be honored following the Effective Time by the Person or Group owning the account on which the check is drawn or from which the payment was initiated, respectively; provided, that to the extent any such amounts are honored after the Effective Time by a Person or Group for the benefit of the other Group, such amount shall be reimbursed promptly (but in any event within five (5) Business Days) following the Effective Time.

(c) As between Parent and SpinCo (and the members of their respective Groups), all payments made and reimbursements received after the Effective Time by either Party (or member of its Group) that relate to a business, Asset or Liability of the other Party (or member of its Group), shall be held by such Party in trust for the use and benefit of the Party entitled thereto and, promptly following receipt by such Party of any such payment or reimbursement, such Party shall pay over, or shall cause the applicable member of its Group to pay over to the other Party the amount of such payment or reimbursement without right of set-off.

2.9 Ancillary Agreements. Effective on or prior to the Effective Time, each of Parent and SpinCo will, or will cause the applicable members of their respective Groups to, execute and deliver all Ancillary Agreements to which it is a party.

2.10 Disclaimer of Representations and Warranties. EACH OF PARENT (ON BEHALF OF ITSELF AND EACH MEMBER OF THE PARENT GROUP) AND SPINCO (ON BEHALF OF ITSELF AND EACH MEMBER OF THE SPINCO GROUP) UNDERSTANDS AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH HEREIN OR IN THE MERGER AGREEMENT OR ANY ANCILLARY AGREEMENT, NO PARTY TO THIS AGREEMENT, THE MERGER AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY OTHER AGREEMENT OR DOCUMENT CONTEMPLATED BY THIS AGREEMENT, THE MERGER AGREEMENT, ANY ANCILLARY AGREEMENT OR OTHERWISE, IS REPRESENTING OR WARRANTING IN ANY WAY AS TO THE ASSETS, BUSINESSES OR LIABILITIES TRANSFERRED OR ASSUMED AS CONTEMPLATED HEREBY OR THEREBY, AS TO ANY CONSENTS OR APPROVALS REQUIRED IN CONNECTION THEREWITH, AS TO THE VALUE OR FREEDOM FROM ANY SECURITY INTERESTS OF, OR ANY OTHER MATTER CONCERNING, ANY ASSETS OF SUCH PARTY, OR AS TO THE ABSENCE OF ANY DEFENSES OR RIGHT OF SETOFF OR FREEDOM FROM COUNTERCLAIM WITH RESPECT TO ANY CLAIM OR OTHER ASSET, INCLUDING ANY ACCOUNTS RECEIVABLE, OF ANY PARTY, OR AS TO THE LEGAL SUFFICIENCY OF ANY ASSIGNMENT, DOCUMENT OR INSTRUMENT DELIVERED HEREUNDER TO CONVEY TITLE TO ANY ASSET OR THING OF VALUE UPON THE EXECUTION, DELIVERY AND FILING HEREOF OR THEREOF. EXCEPT AS MAY EXPRESSLY BE SET FORTH HEREIN, IN THE MERGER AGREEMENT OR IN ANY ANCILLARY AGREEMENT, ALL SUCH ASSETS ARE BEING TRANSFERRED ON AN “AS IS,” “WHERE IS” BASIS (AND, IN THE CASE OF ANY REAL PROPERTY, BY MEANS OF A QUITCLAIM OR SIMILAR FORM OF DEED OR CONVEYANCE) AND THE RESPECTIVE TRANSFEREES SHALL BEAR THE ECONOMIC AND LEGAL RISKS THAT (I) ANY CONVEYANCE WILL PROVE TO BE INSUFFICIENT TO VEST IN THE TRANSFEREE GOOD AND MARKETABLE TITLE, FREE AND CLEAR OF ANY SECURITY INTEREST, AND (II) ANY NECESSARY APPROVALS OR NOTIFICATIONS ARE NOT OBTAINED OR MADE OR THAT ANY REQUIREMENTS OF LAWS OR JUDGMENTS ARE NOT COMPLIED WITH.

2.11 Financial Information Certifications. Parent’s disclosure controls and procedures and internal control over financial reporting (as each is contemplated by the Exchange Act) are currently applicable to SpinCo as its Subsidiary. In order to enable the principal executive officer and principal financial officer of SpinCo to make the certifications required of them under Section 302 of the Sarbanes-Oxley Act of 2002, Parent, within thirty-five (35) days of the end of any fiscal quarter during which SpinCo remains Parent’s Subsidiary, shall provide SpinCo with one or more certifications with respect to such disclosure controls and procedures, its internal control over financial reporting and the effectiveness thereof. Such certification(s) shall be provided by SpinCo (and not by any officer or employee in their individual capacity).

2.12 ATLAS Name and ATLAS Marks.

(a) Effective as of the Distribution Date, SpinCo hereby grants to Parent and each member of Parent Group a worldwide, royalty-free, non-exclusive license to use the ATLAS Name and ATLAS Marks in connection with the Retained Business solely to the extent and in the same manner that the Retained Business currently uses the ATLAS Name and ATLAS Marks. The license granted under this Section 2.12 shall expire (i) 12 months after the Distribution Date for any pipeline markers and other equipment held by Parent or any member of the Parent Group as of the Distribution Date and (ii) one hundred and eighty (180) days after the Distribution Date for all other uses. These rights are not transferable, in whole or in part, except to an acquirer of substantially all of the interests in Parent. Promptly following the Effective Time, Parent shall, and shall cause the other members of the Parent Group to, amend their organization documents to remove the ATLAS NAME and ATLAS Marks.

(b) Notwithstanding anything to the contrary provided in this Section 2.12, each member of Parent Group may use the ATLAS Name and ATLAS Marks (i) on internal office supplies or signage not visible to consumers or the general public, provided that such supplies or signage are replaced promptly in the ordinary course of business, (ii) in a neutral, non-trademark manner to describe the historical relationship of Parent Group and SpinCo Group, or (iii) to the extent required by Law in legal or business documents already in existence on the Distribution Date.

ARTICLE III

THE DISTRIBUTION

3.1 Reasonable Best Efforts; Cooperation.

(a) Subject to the terms and conditions of this Agreement, applicable Law, and the rules and regulations of the NYSE (i) Parent shall use its reasonable best efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable to consummate the Distribution in accordance with the terms of this Agreement and (ii) the GP Board shall set the Record Date and the Distribution Date in accordance with the terms of this Agreement and establish any appropriate procedures in connection with the Distribution.

(b) SpinCo shall cooperate with Parent to accomplish the Distribution and shall, at Parent’s direction, promptly take any and all actions necessary or desirable to effect the Distribution, including in respect of the registration under the Exchange Act of SpinCo Common Units on the Form 10. Parent shall select any investment bank or manager in connection with the Distribution, as well as any financial printer, solicitation and/or exchange agent and financial, legal, accounting and other advisors for Parent. SpinCo and Parent, as the case may be, will provide to the Distribution Agent any information required in order to complete the Distribution.

3.2 Actions Prior to the Distribution. Prior to the Effective Time and subject to the terms and conditions set forth herein, the Parties shall take, or cause to be taken, the following actions in connection with the Distribution:

(a) Notice to NYSE. Parent shall, to the extent possible, give the NYSE not less than ten (10) days’ advance notice of the Record Date in compliance with Rule 10b-17 under the Exchange Act.

(b) SpinCo Governing Documents. On or prior to the Distribution Date, Parent, Parent GP, SpinCo and SpinCo GP shall take all necessary actions that may be required to provide for the entry of SpinCo and SpinCo GP into (i) the SpinCo LP Agreement (ii) the SpinCo GP Agreement. The name of SpinCo as of the Effective Time shall be changed to [“Atlas Energy, L.P.”], and the name of SpinCo GP as of the Effective Time shall be changed to [“Atlas Energy GP, LLC”].

(c) SpinCo Directors and Officers. On or prior to the Distribution Date, Parent and SpinCo shall take all necessary actions so that as of the Effective Time (i) the directors and executive officers of SpinCo GP shall be those set forth in the Information Statement mailed to the Record Holders prior to the Distribution Date, unless otherwise agreed by the Parties; and (iii) SpinCo GP shall have such other officers as SpinCo GP shall appoint.

(d) NYSE Listing. SpinCo shall prepare and file, and shall use its reasonable best efforts to have approved, an application for the listing of the SpinCo Common Units to be distributed in the Distribution on the NYSE, subject to official notice of distribution, with such SpinCo Common Units to trade under the ticker symbol “ATLS”.

(e) Securities Law Matters. SpinCo shall file any amendments or supplements to the Form 10 as may be necessary or advisable in order to cause the Form 10 to become and remain effective as required by the SEC or federal, state or other applicable securities Laws. Parent and SpinCo shall cooperate in preparing, filing with the SEC and causing to become effective registration statements or amendments thereof which are required to reflect the establishment of, or amendments to, any employee benefit and other plans necessary or advisable in connection with the transactions contemplated by this Agreement and the Ancillary Agreements. Parent and SpinCo will prepare, and SpinCo will, to the extent required under applicable Law, file with the SEC any such documentation and any requisite no-action letters which Parent determines are necessary or desirable to effectuate the Distribution, and Parent and SpinCo shall each use its reasonable best efforts to obtain all necessary approvals from the SEC with respect thereto as soon as practicable. Parent and SpinCo shall take all such action as may be necessary or appropriate under the securities or blue sky Laws of the United States (and any comparable Laws under any foreign jurisdiction) in connection with the Distribution.

(f) Information Statement. As promptly as practicable after the date of this Agreement, Parent and SpinCo shall prepare, and SpinCo shall file with the SEC, the Form 10, which includes the Information Statement. Parent shall, when it reasonably determines after the Form 10 is declared effective under the Exchange Act and the GP Board has approved the Distribution, cause the Information Statement either to be mailed to the holders of the Parent Common Units or, in connection with the delivery of a notice of Internet availability of the Information Statement to such holders, posted on the Internet.

(g) The Distribution Agent. Parent shall enter into a distribution agent agreement with the Distribution Agent or otherwise provide instructions to the Distribution Agent regarding the Distribution.

(h) Employee Benefit Plans. Parent and SpinCo shall take all actions as may be necessary to approve the grants of adjusted equity awards by SpinCo (in respect of SpinCo Common Units) in connection with the Distribution in order to satisfy the requirements of Rule 16b-3 under the Exchange Act.

3.3 Conditions to the Distribution.

(a) The consummation of the Distribution will be subject to the satisfaction, or waiver by Parent in its sole and absolute discretion, of the following conditions:

(i) The SEC shall have declared effective the Form 10; no order suspending the effectiveness of the Form 10 shall be in effect; and no proceedings for such purposes shall have been instituted or threatened by the SEC.

(ii) The Information Statement shall have been mailed to Parent’s unitholders or, in connection with the delivery of a notice of Internet availability of the Information Statement to such holders, posted on the Internet.

(iii) The transfer of the Transferred Assets (other than any Delayed Transferred Asset) and Assumed Liabilities (other than any Delayed Assumed Liability) contemplated to be transferred from Parent to SpinCo on or prior to the Distribution shall have occurred as contemplated by Section 2.1, and the transfer of the Retained Assets (other than any Delayed Retained Asset) and Retained Liabilities (other than any Delayed Retained Liability) contemplated to be transferred from SpinCo to Parent on or prior to the Distribution Date shall have occurred as contemplated by Section 2.1.

(iv) The actions and filings necessary or appropriate under applicable U.S. federal, U.S. state or other securities Laws or blue sky Laws and the rules and regulations thereunder and the NYSE rules shall have been taken or made, and, where applicable, have become effective or been accepted.

(v) Each of the Ancillary Agreements shall have been duly executed and delivered by the applicable parties thereto.

(vi) No order, injunction or decree issued by any Governmental Authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Separation, the Distribution or any of the transactions related thereto shall be in effect.

(vii) The SpinCo Common Units to be distributed to the Parent unitholders in the Distribution shall have been accepted for listing on the NYSE, subject to official notice of distribution.

(viii) The Retained Cash of five million dollars ($5,000,000) shall be held by Parent as of the Effective Time, and Parent’s net working capital (including the Retained Cash) as of the Effective Time shall be no less than five million dollars ($5,000,000).

(ix) Parent shall have received (or shall receive simultaneously with the Distribution) the Specified Payment, the Indebtedness Payment and the proceeds from the SpinCo Cash Transfer in accordance with the terms of this Agreement and the Merger Agreement.

(x) Each of the conditions to the party’s obligations to effect the Merger set forth in Section 8.1 (other than Section 8.1(a)(viii) and Section 8.1(a)(ix)), Section 8.2, and Section 8.3 of the Merger Agreement shall have been satisfied or waived.

(b) The foregoing conditions are for the sole benefit of Parent, Parent GP and the GP Board and shall not give rise to or create any duty on the part of Parent, Parent GP or the GP Board to waive or not waive any such condition or in any way limit Parent’s right to terminate this Agreement as set forth in Article IX or alter the consequences of any such termination from those specified in Article IX. Any determination made by the GP Board prior to the Distribution concerning the satisfaction or waiver of any or all of the conditions set forth in Section 3.3(a) shall be conclusive and binding on the Parties. If Parent waives any material condition, it shall promptly issue a press release disclosing such fact and file a Current Report on Form 8-K with the SEC describing such waiver.

3.4 The Distribution.

(a) Subject to Section 3.3, on or prior to the Effective Time, Parent will instruct a distribution agent to be appointed by Parent (the “Distribution Agent”) to deliver a true, correct and complete copies of the transfer records reflecting the holders of Parent Common Units entitled to receive SpinCo Common Units in connection with the Distribution. Parent will deliver to, or cause the delivery to, the Distribution Agent for the benefit of the Record Holders sufficient outstanding SpinCo Common Units to make the Distribution, and shall cause its transfer agent to instruct the Distribution Agent to distribute electronically on the Distribution Date or as soon as reasonably practicable thereafter the appropriate number of SpinCo Common Units to each Record Holder or designated transferee(s) of such Record Holder by way of direct registration in book-entry form. SpinCo will not issue paper unit certificates. Parent will cooperate, and will instruct the Distribution Agent to cooperate, with SpinCo and the SpinCo Transfer Agent, and SpinCo will cooperate, and will instruct the SpinCo Transfer Agent to cooperate, with Parent and the Distribution Agent, in connection with all aspects of the Distribution and all other matters relating to the issuance of the SpinCo Common Units to be distributed to the holders of Parent Common Units in connection with the Distribution.

(b) Subject to Section 3.3 and Section 3.4(c), each Record Holder (or such holder’s designated transferee(s)) will be entitled to receive in the Distribution a number of whole SpinCo Common Units equal to the number of Parent Common Units held by such holder on the Record Date, multiplied by the Distribution Ratio, rounded down to the nearest whole number.

(c) No fractional units will be distributed or credited to book-entry accounts in connection with the Distribution, and any such fractional unit interests to which a Record Holder would otherwise be entitled shall not entitle such Record Holder to vote or to any other rights as a unitholder of SpinCo. In lieu of any such fractional units, each Record Holder who, but for the provisions of this Section 3.4(c), would be entitled to receive a fractional unit interest of a SpinCo Common Unit pursuant to the Distribution, shall be paid cash, without any interest thereon, as hereinafter provided. As soon as practicable after the Effective Time, Parent shall direct the Distribution Agent to determine the number of whole and fractional SpinCo Common Units allocable to each Record Holder, to aggregate all such fractional units into whole units, and to sell the whole units obtained thereby in the open market at the then-prevailing prices on behalf of each Record Holder who otherwise would be entitled to receive fractional unit interests (with the Distribution Agent, in its sole and absolute discretion, determining when, how and through which broker-dealer and at what price to make such sales), and to cause to be distributed to each such Record Holder, in lieu of any fractional unit, such Record Holder’s or owner’s ratable share of the total proceeds of such sale, after deducting any Taxes required to be withheld and applicable transfer Taxes, and after deducting the costs and expenses of such sale and distribution, including brokers fees and commissions. None of the Parties or the Distribution Agent will be required to guarantee any minimum sale price for the fractional SpinCo Common Units sold in accordance with this Section 3.4(c). None of the Parties or the Distribution Agent will be required to pay any interest on the proceeds from the sale of fractional units. Neither the Distribution Agent nor the broker-dealers through which the aggregated fractional shares are sold shall be Affiliates of Parent or SpinCo. Solely for purposes of computing fractional unit interests pursuant to this Section 3.4(c) and Section 3.4(d), the beneficial owner of Parent Common Units held of record in the name of a nominee in any nominee account shall be treated as the Record Holder with respect to such units.

(d) Any SpinCo Common Units or cash in lieu of fractional units with respect to SpinCo Common Units that remain unclaimed by any Record Holder one hundred and eighty (180) days after the Distribution Date shall be delivered to SpinCo, and SpinCo shall hold such SpinCo Common Units or cash for the account of such Record Holder, and the Parties agree that all obligations to provide such SpinCo Common Units and cash, if any, in lieu of fractional unit interests shall be obligations of SpinCo, subject in each case to applicable escheat or other abandoned property Laws.

(e) Until the SpinCo Common Units are duly transferred in accordance with this Section 3.4 and applicable Law, from and after the Effective Time, SpinCo will regard the Persons entitled to receive such SpinCo Common Units as record holders of SpinCo Common Units in accordance with the terms of the Distribution without requiring any action on the part of such Persons. SpinCo agrees that, subject to any transfers of such units, from and after the Effective Time (i) each such holder will be entitled to receive all distributions payable on, and exercise voting rights and all other rights and privileges with respect to, the SpinCo Common Units then held by such holder, and (ii) each such holder will be entitled, without any action on the part of such holder, to receive evidence of ownership of the SpinCo Common Units then held by such holder.

ARTICLE IV

MUTUAL RELEASES; INDEMNIFICATION

4.1 Release of Pre-Distribution Claims.

(a) SpinCo Release of Parent. Except as provided in Sections 4.1(c) and 4.1(d), effective as of the Effective Time, SpinCo does hereby, for itself and each other member of the SpinCo Group, and their respective successors and assigns, and, to the extent permitted by Law, all Persons who at any time prior to the Effective Time have been unitholders, directors, officers, agents or employees of any member of the SpinCo Group (in each case, in their respective capacities as such), remise, release and forever discharge (i) Parent and the members of the Parent Group, and their respective successors and assigns (including TRGP and NGLS upon consummation of the Merger), and (ii) all Persons who at any time prior to the Effective Time have been unitholders, directors, officers, agents or employees of any member of the Parent Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, and (iii) all Persons who at any time prior to the Effective Time are or have been unitholders, directors, officers, agents or employees of a Transferred Entity and who are not, as of immediately following the Effective Time, directors, officers or employees of SpinCo or a member of the SpinCo Group, in each case from: (A) all Assumed Liabilities, (B) all Liabilities arising from or in connection with the transactions and all other activities to implement the Separation and the Distribution and (C) all Liabilities arising from or in connection with actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the Effective Time (whether or not such Liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the Effective Time), in each case to the extent relating to, arising out of or resulting from the Transferred Business, the Transferred Assets or the Assumed Liabilities.

(b) Parent Release of SpinCo. Except as provided in Sections 4.1(c) and 4.1(d), effective as of the Effective Time, Parent does hereby, for itself and each other member of the Parent Group and their respective successors and assigns (including TRGP and NGLS upon consummation of the Merger), and, to the extent permitted by Law, all Persons who at any time prior to the Effective Time have been unitholders, directors, officers, agents or employees of any member of the Parent Group (in each case, in their respective capacities as such), remise, release and forever discharge SpinCo and the members of the SpinCo Group and their respective successors and assigns, from (A) all Retained Liabilities, (B) all Liabilities arising from or in connection with the transactions and all other activities to implement the Separation and the Distribution and (C) all Liabilities arising from or in connection with actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the Effective Time (whether or not such Liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the Effective Time), in each case to the extent relating to, arising out of or resulting from the Retained Business, the Retained Assets or the Retained Liabilities.

(c) Obligations Not Affected. Nothing contained in Section 4.1(a) or 4.1(b) shall impair any right of any Person to enforce this Agreement, the Merger Agreement, any Ancillary Agreement or any Contracts that are specified in Section 2.6(b) or the applicable Schedules thereto as not to terminate as of the Effective Time, in each case in accordance with its terms. Nothing contained in Section 4.1(a) or 4.1(b) shall release any Person from:

(i) any Liability provided in or resulting from any Contract among any members of the Parent Group or the SpinCo Group that is specified in Section 2.6(b) or the applicable Schedules thereto as not to terminate as of the Effective Time, or any other Liability specified in Section 2.6(b) as not to terminate as of the Effective Time;

(ii) any Liability, contingent or otherwise, assumed, transferred, assigned or allocated to the Group of which such Person is a member in accordance with, or any other Liability of any member of any Group under, this Agreement, the Merger Agreement or any Ancillary Agreement;

(iii) any Liability for the sale, lease, construction or receipt of goods, property or services purchased, obtained or used in the ordinary course of business by a member of one Group from a member of the other Group prior to the Effective Time;

(iv) any Liability that the Parties may have with respect to indemnification or contribution pursuant to this Agreement, the Merger Agreement, any Ancillary Agreement or otherwise for claims brought against the Parties by third Persons, which Liability shall be governed by the provisions of this Article IV and, if applicable, the appropriate provisions of the Merger Agreement and the Ancillary Agreements; or

(v) any Liability the release of which would result in the release of any Person other than a Person released pursuant to this Section 4.1.

In addition, nothing contained in Section 4.1(a) shall release any member of the Parent Group from honoring its existing obligations to indemnify any director, officer or employee of SpinCo or any member of the SpinCo Group who was a director, officer or employee of any member of the Parent Group on or prior to the Effective Time, to the extent such director, officer or employee becomes a named defendant in any Action with respect to which such director, officer or employee was entitled to such indemnification pursuant to such existing obligations under the organization documents of Parent or Parent GP; it being understood that, if the underlying obligation giving rise to such Action is an Assumed Liability, SpinCo shall indemnify Parent for such Liability (including Parent’s costs to indemnify the director, officer or employee) in accordance with the provisions set forth in this Article IV.

(d) No Claims. SpinCo shall not make, and shall not permit any member of the SpinCo Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against Parent or any other member of the Parent Group, or any other Person released pursuant to Section 4.1(a), with respect to any Liabilities released pursuant to Section 4.1(a). Parent shall not make, and shall not permit any other member of the Parent Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification against SpinCo or any other member of the SpinCo Group, or any other Person released pursuant to Section 4.1(b), with respect to any Liabilities released pursuant to Section 4.1(b).

(e) Execution of Further Releases. At any time at or after the Effective Time, at the request of either Party, the other Party shall cause each member of its respective Group to execute and deliver releases reflecting the provisions of this Section 4.1.

4.2 Indemnification by SpinCo. Except as otherwise specifically set forth in this Agreement or in any Ancillary Agreement, to the fullest extent permitted by Law, SpinCo shall, and shall cause the other applicable members of the SpinCo Group to, jointly and severally, indemnify, defend and hold harmless Parent, each member of the Parent Group and each of their respective past, present and future directors, officers, employees and agents, in each case in their respective capacities as such, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Parent Indemnitees”), from and against any and all Liabilities of the Parent Indemnitees relating to, arising out of or resulting from, directly or indirectly, any of the following items (without duplication):

(a) any Assumed Liability;

(b) any failure of SpinCo, any other member of the SpinCo Group or any other Person to pay, perform or otherwise promptly discharge any Assumed Liabilities in accordance with their terms, whether prior to, on or after the Effective Time;

(c) any breach by SpinCo or any other member of the SpinCo Group of this Agreement or any of the Ancillary Agreements;

(d) except to the extent it relates to a Retained Liability, any guarantee, indemnification or contribution obligation, surety bond or other credit support Contract for the benefit of any member of the SpinCo Group by any member of the Parent Group that survives following the Distribution; and

(e) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in the Form 10 or the Information Statement (as amended or supplemented if SpinCo shall have furnished any amendments or supplements thereto).

4.3 Indemnification by Parent. Except as otherwise specifically set forth in this Agreement or in any Ancillary Agreement, to the fullest extent permitted by Law, Parent shall, and shall cause the other members of the Parent Group to, jointly and severally, indemnify, defend and hold harmless SpinCo, each member of the SpinCo Group and each of their respective past, present and future directors, officers, employees or agents, in each case in their respective capacities as such, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “SpinCo Indemnitees”), from and against any and all Liabilities of the SpinCo Indemnitees relating to, arising out of or resulting from, directly or indirectly, any of the following items (without duplication):

(a) any Retained Liability;

(b) any failure of Parent, any other member of the Parent Group or any other Person to pay, perform or otherwise promptly discharge any Retained Liabilities in accordance with their terms after the Effective Time;

(c) any breach by Parent or any other member of the Parent Group of this Agreement or any of the Ancillary Agreements after the Effective Time; and

(d) except to the extent it relates to an Assumed Liability, any guarantee, indemnification or contribution obligation, surety bond or other credit support Contract for the benefit of any member of the Parent Group by any member of the SpinCo Group that survives following the Distribution.

4.4 Indemnification Obligations Net of Insurance Proceeds and Other Amounts.

(a) The Parties intend that any Liability subject to indemnification, contribution or reimbursement pursuant to this Article IV will be net of Insurance Proceeds or other amounts actually recovered (net of any out-of-pocket costs or expenses incurred in the collection thereof) from any Person by or on behalf of the Indemnitee in respect of any indemnifiable Liability. Accordingly, the amount which either Party (an “Indemnifying Party”) is required to pay to any Person entitled to indemnification or contribution hereunder (an “Indemnitee”) will be reduced by any Insurance Proceeds or other amounts actually recovered (net of any out-of-pocket costs or expenses incurred in the collection thereof) from any Person by or on behalf of the Indemnitee in respect of the related Liability. If an Indemnitee receives a payment (an “Indemnity Payment”) required by this Agreement from an Indemnifying Party in respect of any Liability and subsequently receives Insurance Proceeds or any other amounts in respect of the related Liability, then the Indemnitee will pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payment received over the amount of the Indemnity Payment that would have been due if the Insurance Proceeds or such other amounts (net of any out-of-pocket costs or expenses incurred in the collection thereof) had been received, realized or recovered before the Indemnity Payment was made.

(b) The Parties agree that an insurer that would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto or, solely by virtue of any provision contained in this Agreement or any Ancillary Agreement, have any subrogation rights with respect thereto, it being understood that no insurer or any other Third Party shall be entitled to a “windfall” (i.e., a benefit they would not be entitled to receive in the absence of the indemnification provisions) by virtue of the indemnification and contribution provisions hereof. Each Party shall, and shall cause the members of its Group to, use commercially reasonable efforts (taking into account the probability of success on the merits and the cost of expending such efforts, including attorneys’ fees and expenses) to collect or recover any Insurance Proceeds that may be collectible or recoverable respecting the Liabilities for which indemnification or contribution may be available under this Article IV.

4.5 Procedures for Indemnification of Third-Party Claims.

(a) Notice of Claims. If, at or following the date of this Agreement, an Indemnitee shall receive notice or otherwise learn of the assertion by a Person (including any Governmental Authority) who is not a member of the Parent Group or the SpinCo Group of any claim or of the commencement by any such Person of any Action (collectively, a “Third-Party Claim”) with respect to which an Indemnifying Party may be obligated to provide indemnification to such Indemnitee pursuant to Section 4.2 or 4.3, or any other Section of this Agreement or any Ancillary Agreement, such Indemnitee shall give such Indemnifying Party written notice thereof as soon as reasonably practicable, but in any event within 20 days (or sooner if the nature of the Third-Party Claim so requires) after becoming aware of such Third-Party Claim. Any such notice shall describe the Third-Party Claim in reasonable detail, including the facts and circumstances giving rise to such claim for indemnification, and include copies of all notices and documents (including court papers) received by the Indemnitee relating to the Third-Party Claim. Notwithstanding the foregoing, the failure of an Indemnitee to provide notice in accordance with this Section 4.5(a) shall not relieve an Indemnifying Party of its indemnification obligations under this Agreement, except to the extent to which the Indemnifying Party is actually prejudiced by the Indemnitee’s failure to provide notice in accordance with this Section 4.5(a).

(b) Control of Defense. An Indemnifying Party may elect to defend (and seek to settle or compromise), at its own expense and with its own counsel, any Third-Party Claim; provided, that, prior to the Indemnifying Party assuming and controlling defense of such Third-Party Claim, it shall first confirm to the Indemnitee in writing that, assuming the facts presented to the Indemnifying Party by the Indemnitee being true, the Indemnifying Party shall indemnify the Indemnitee for any such Damages to the extent resulting from, or arising out of, such Third-Party Claim. Notwithstanding the foregoing, if the Indemnifying Party assumes such defense and, in the course of defending such Third-Party Claim, (i) the Indemnifying Party discovers that the facts presented at the time the Indemnifying Party acknowledged its indemnification obligation in respect of such Third-Party Claim were not true in all material respects and (ii) such untruth provides a reasonable basis for asserting that the Indemnifying Party does not have an indemnification obligation in respect of such Third-Party Claim, then (A) the Indemnifying Party shall not be bound by such acknowledgment, (B) the Indemnifying Party shall promptly thereafter provide the Indemnitee written notice of its assertion that it does not have an indemnification obligation in respect of such Third-Party Claim and (C) the Indemnitee shall have the right to assume the defense of such Third-Party Claim. Within thirty (30) days after the receipt of a notice from an Indemnitee in accordance with Section 4.5(a) (or sooner, if the nature of the Third-Party Claim so requires), the Indemnifying Party shall provide written notice to the Indemnitee indicating whether the Indemnifying Party shall assume responsibility for defending the Third-Party Claim. If an Indemnifying Party elects not to assume responsibility for defending any Third-Party Claim or fails to notify an Indemnitee of its election within thirty (30) days after receipt of the no tice from an Indemnitee as provided in Section 4.5(a), then the Indemnitee that is the subject of such Third-Party Claim shall be entitled to continue to conduct and control the defense of such Third-Party Claim.

(c) Allocation of Defense Costs. If an Indemnifying Party has elected to assume the defense of a Third-Party Claim, then such Indemnifying Party shall be solely liable for all fees and expenses incurred by it in connection with the defense of such Third-Party Claim and shall not be entitled to seek any indemnification or reimbursement from the Indemnitee for any such fees or expenses incurred by the Indemnifying Party during the course of the defense of such Third-Party Claim by such Indemnifying Party, regardless of any subsequent decision by the Indemnifying Party to reject or otherwise abandon its assumption of such defense. If an Indemnifying Party elects not to assume responsibility for defending any Third-Party Claim or fails to notify an Indemnitee of its election within thirty (30) days after receipt of a notice from an

Indemnitee as provided in Section 4.5(a), and the Indemnitee conducts and controls the defense of such Third-Party Claim and the Indemnifying Party has an indemnification obligation with respect to such Third-Party Claim, then the Indemnifying Party shall be liable for all reasonable fees and expenses incurred by the Indemnitee in connection with the defense of such Third-Party Claim.

(d) Right to Monitor and Participate. An Indemnitee that does not conduct and control the defense of any Third-Party Claim, or an Indemnifying Party that has failed to elect to defend any Third-Party Claim as contemplated hereby, nevertheless shall have the right to employ separate counsel (including local counsel as necessary) of its own choosing to monitor and participate in (but not control) the defense of any Third-Party Claim for which it is a potential Indemnitee or Indemnifying Party, but the fees and expenses of such counsel shall be at the expense of such Indemnitee or Indemnifying Party, as the case may be, and the provisions of Section 4.5(c) shall not apply to such fees and expenses. Notwithstanding the foregoing, but subject to Sections 6.7 and 6.8, such Party shall cooperate with the Party entitled to conduct and control the defense of such Third-Party Claim in such defense and make available to the controlling Party, at the non-controlling Party’s expense, all witnesses, information and materials in such Party’s possession or under such Party’s control relating thereto as are reasonably required by the controlling Party. In addition to the foregoing, if any Indemnitee shall in good faith determine that such Indemnitee and the Indemnifying Party have actual or potential differing defenses or conflicts of interest between them that make joint representation inappropriate, then the Indemnitee shall have the right to employ separate counsel (including local counsel as necessary) and to participate in (but not control) the defense, compromise, or settlement thereof, and the Indemnifying Party shall bear the reasonable fees and expenses of such counsel for all Indemnitees.

(e) No Settlement. No Party may settle or compromise any Third-Party Claim for which a Party is seeking to be indemnified hereunder without the prior written consent of the other Parties, which consent may not be unreasonably withheld, unless such settlement or compromise is solely for monetary damages, does not involve any finding or determination of wrongdoing or violation of Law by the other Parties and provides for a full, unconditional and irrevocable release of the other Parties from all Liability in connection with the Third-Party Claim.

4.6 Additional Matters.

(a) Timing of Payments. Indemnification or contribution payments in respect of any Liabilities for which an Indemnitee is entitled to indemnification or contribution under this Article IV shall be paid reasonably promptly (but in any event within forty-five (45) days of the final determination of the amount that the Indemnitee is entitled to indemnification or contribution under this Article IV) by the Indemnifying Party to the Indemnitee as such Liabilities are incurred upon demand by the Indemnitee, including reasonably satisfactory documentation setting forth the basis for the amount of such indemnification or contribution payment, including documentation with respect to calculations made and consideration of any Insurance Proceeds that actually reduce the amount of such Liabilities. The indemnity and contribution provisions contained in this

Article IV shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of any Indemnitee, and (ii) the knowledge by the Indemnitee of Liabilities for which it might be entitled to indemnification hereunder.

(b) Notice of Direct Claims. Any claim for indemnification or contribution under this Agreement or any Ancillary Agreement that does not result from a Third-Party Claim shall be asserted by written notice given by the Indemnitee to the applicable Indemnifying Party; provided, that the failure by an Indemnitee to so assert any such claim shall not prejudice the ability of the Indemnitee to do so at a later time except to the extent (if any) that the Indemnifying Party is prejudiced thereby. Such Indemnifying Party shall have a period of thirty (30) days after the receipt of such notice within which to respond thereto. If such Indemnifying Party does not respond within such thirty (30)-day period or rejects such claim in whole or in part, such Indemnitee shall, subject to the provisions of Article VII, be free to pursue such remedies as may be available to such party as contemplated by this Agreement and the Ancillary Agreements, as applicable, without prejudice to its continuing rights to pursue indemnification or contribution hereunder.

(c) Pursuit of Claims Against Third Parties. If (i) a Party incurs any Liability arising out of this Agreement or any Ancillary Agreement; (ii) an adequate legal or equitable remedy is not available for any reason against the other Party to satisfy the Liability incurred by the incurring Party; and (iii) a legal or equitable remedy may be available to the other Party against a Third Party for such Liability, then the other Party shall use its commercially reasonable efforts to cooperate with the incurring Party, at the incurring Party’s expense, to permit the incurring Party to obtain the benefits of such legal or equitable remedy against the Third Party.

(d) Subrogation. In the event of payment by or on behalf of any Indemnifying Party to any Indemnitee in connection with any Third-Party Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnitee as to any events or circumstances in respect of which such Indemnitee may have any right, defense or claim relating to such Third-Party Claim against any claimant or plaintiff asserting such Third-Party Claim or against any other Person. Such Indemnitee shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right, defense or claim.

(e) Substitution. In the event of an Action in which the Indemnifying Party is not a named defendant, if either the Indemnitee or Indemnifying Party shall so request, the Parties shall endeavor to substitute the Indemnifying Party for the named defendant. If such substitution or addition cannot be achieved for any reason or is not requested, the named defendant shall allow the Indemnifying Party to manage the Action as set forth in Section 4.5 and this Section 4.6, and the Indemnifying Party shall fully indemnify the named defendant against all costs of defending the Action (including court costs, sanctions imposed by a court, attorneys’ fees, experts fees and all other external expenses), the costs of any judgment or settlement and the cost of any interest or penalties relating to any judgment or settlement.

4.7 Right of Contribution.

(a) Contribution. If any right of indemnification contained in Section 4.2 or Section 4.3 is held unenforceable or is unavailable for any reason, or is insufficient to hold harmless an Indemnitee in respect of any Liability for which such Indemnitee is entitled to indemnification hereunder, then the Indemnifying Party shall contribute to the amounts paid or payable by the Indemnitees as a result of such Liability (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and the members of its Group, on the one hand, and the Indemnitees entitled to contribution, on the other hand, as well as any other relevant equitable considerations.

(b) Allocation of Relative Fault. Solely for purposes of determining relative fault pursuant to this Section 4.7: (i) any fault associated with the business conducted with the Delayed Transferred Assets or Delayed Assumed Liabilities (except for the gross negligence or intentional misconduct of a member of the Parent Group) or with the ownership, operation or activities of the Transferred Business prior to the Effective Time shall be deemed to be the fault of SpinCo and the other members of the SpinCo Group, and no such fault shall be deemed to be the fault of Parent or any other member of the Parent Group; (ii) any fault associated with the business conducted with Delayed Retained Assets or Delayed Retained Liabilities (except for the gross negligence or intentional misconduct of a member of the SpinCo Group) shall be deemed to be the fault of Parent and the other members of the Parent Group, and no such fault shall be deemed to be the fault of SpinCo or any other member of the SpinCo Group; and (iii) any fault associated with the ownership, operation or activities of the Retained Business prior to the Effective Time shall be deemed to be the fault of Parent and the other members of the Parent Group, and no such fault shall be deemed to be the fault of SpinCo or any other member of the SpinCo Group.

4.8 Covenant Not to Sue. Each Party hereby covenants and agrees that none of it, the members of such Party’s Group or any Person claiming through it shall bring suit or otherwise assert any claim against any Indemnitee, or assert a defense against any claim asserted by any Indemnitee, before any court, arbitrator, mediator or administrative agency anywhere in the world, alleging that: (a) the assumption of any Assumed Liabilities by SpinCo or a member of the SpinCo Group on the terms and conditions set forth in this Agreement and the Ancillary Agreements is void or unenforceable for any reason; (b) the retention of any Retained Liabilities by Parent or a member of the Parent Group on the terms and conditions set forth in this Agreement and the Ancillary Agreements is void or unenforceable for any reason; or (c) the provisions of this Article IV are void or unenforceable for any reason.

4.9 Remedies Cumulative. The remedies provided in this Article IV shall be cumulative and, subject to the provisions of Article VIII, shall not preclude assertion by any Indemnitee of any other rights or the seeking of any and all other remedies against any Indemnifying Party.

4.10 Survival of Indemnities. The rights and obligations of each of Parent and each member of the Parent Group, SpinCo and each member of the Spinco Group and their respective Indemnitees under this Article IV shall survive (a) the sale or other transfer by either Party or any member of its Group of any Assets or businesses or the assignment by it of any liabilities; or (b) any merger, consolidation, business combination, sale of all or substantially all of its Assets, restructuring, recapitalization, reorganization or similar transaction involving either Party or any of the members of its Group.

ARTICLE V

CERTAIN OTHER MATTERS

5.1 Late Payments. Except as expressly provided to the contrary in this Agreement or in any Ancillary Agreement, any amount not paid when due pursuant to this Agreement or any Ancillary Agreement (and any amounts billed or otherwise invoiced or demanded and properly payable that are not paid within thirty (30) days of such bill, invoice or other demand) shall accrue interest at a rate per annum equal to Prime Rate plus two (2%) percent.

ARTICLE VI

EXCHANGE OF INFORMATION; CONFIDENTIALITY

6.1 Agreement for Exchange of Information.

(a) Subject to Section 6.9 and any other applicable confidentiality obligations, each of Parent and SpinCo, on behalf of itself and each member of its Group, agrees to use commercially reasonable efforts to provide or make available, or cause to be provided or made available, to the other Party and the members of such other Party’s Group, at any time before, on or after the Effective Time, as soon as reasonably practicable after written request therefor, any information (or a copy thereof) in the possession or under the control of such Party or its Group which the requesting Party or its Group to the extent that (i) such information relates to the Transferred Business, or any Transferred Asset or Assumed Liability, if SpinCo is the requesting Party, or to the Retained Business, or any Retained Asset or Retained Liability, if Parent is the requesting Party; (ii) such information is required by the requesting Party to comply with its obligations under this Agreement or any Ancillary Agreement; or (iii) such information is required by the requesting Party to comply with any obligation imposed by any Governmental Authority; provided, however, that, in the event that the Party to whom the request has been made determines that any such provision of information could violate any Law or Contract, or waive any privilege available under applicable Law, including any attorney-client privilege, then the Parties shall use commercially reasonable efforts to permit compliance with such obligations to the extent and in a manner that avoids any such harm or consequence. The Party providing information pursuant to this Section 6.1 shall only be obligated to provide such information in the form, condition and format in which it then exists, and in no event shall such Party be required to perform any improvement, modification, conversion, updating or reformatting of any such information, and nothing in this Section 6.1 shall expand the obligations of a Party under Section 6.4.

(b) Without limiting the generality of the foregoing, until the [first SpinCo fiscal year end] occurring after the Effective Time (and for a reasonable period of time afterwards as required for each Party to prepare consolidated financial statements or complete a financial statement audit for the fiscal year during which the Distribution Date occurs), each Party shall use its commercially reasonable efforts to cooperate with the other Party’s information requests to enable (i) the other Party to meet its timetable for dissemination of its earnings releases, financial statements and management’s assessment of the effectiveness of its disclosure controls and procedures and its internal control over financial reporting in accordance with Items 307 and 308, respectively, of Regulation S-K promulgated under the Exchange Act; and (ii) the other Party’s accountants to timely complete their review of the quarterly financial statements and audit of the annual financial statements, including, to the extent applicable to such Party, its auditor’s audit of its internal control over financial reporting and management’s assessment thereof in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, the SEC’s and Public Company Accounting Oversight Board’s rules and auditing standards thereunder and any other applicable Laws.

6.2 Ownership of Information. The provision of any information pursuant to Section 6.1 or Section 6.7 shall not affect the ownership of such information (which shall be determined solely in accordance with the terms of this Agreement and the Ancillary Agreements), or constitute a grant of rights in or to any such information.

6.3 Compensation for Providing Information. The Party requesting information agrees to reimburse the other Party for the reasonable out-of-pocket costs, if any, of copying, and transporting such information.

6.4 Record Retention. To facilitate the possible exchange of information pursuant to this Article VI and other provisions of this Agreement after the Effective Time, the Parties agree to use their commercially reasonable efforts to retain all information in their respective possession or control on the Effective Time in accordance with the policies of Parent as in effect on the Effective Time; provided, however, that in the case of any information relating to Taxes, employee benefits or Environmental Liabilities, such retention period shall be extended to the expiration of the applicable statute of limitations (giving effect to any extensions thereof).

6.5 Limitations of Liability. Neither Party shall have any Liability to the other Party in the event that any information exchanged or provided pursuant to this Agreement is found to be inaccurate in the absence of gross negligence or willful misconduct by the Party providing such information. Neither Party shall have any Liability to any other Party if any information is destroyed after commercially reasonable efforts by such Party to comply with the provisions of Section 6.4.

6.6 Other Agreements Providing for Exchange of Information.

(a) The rights and obligations granted under this Article VI are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange, retention or confidential treatment of information set forth in any Ancillary Agreement.

(b) Any party that receives, pursuant to request for information in accordance with this Article VI, Tangible Information that is not relevant to its request shall (i) return it to the providing Party or, at the providing Party’s request, destroy such Tangible Information; and (ii) deliver to the providing Party written confirmation that such Tangible Information was returned or destroyed, as the case may be, which confirmation shall be signed by an authorized representative of the requesting Party.

6.7 Production of Witnesses; Records; Cooperation.

(a) After the Effective Time, each Party shall use its commercially reasonable efforts to make available to the other Party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of the members of its respective Group as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available without undue burden, to the extent that any such Person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with any Action in which the requesting Party (or member of its Group) may from time to time be involved, regardless of whether such Action is a matter with respect to which indemnification may be sought hereunder. The requesting Party shall bear all costs and expenses in connection therewith.

(b) If an Indemnifying Party chooses to defend or to seek to compromise or settle any Third-Party Claim, the other Party shall make available to such Indemnifying Party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of the members of its respective Group as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available without undue burden, to the extent that any such Person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with such defense, settlement or compromise, or such prosecution, evaluation or pursuit, as the case may be, and shall otherwise cooperate in such defense, settlement or compromise, or such prosecution, evaluation or pursuit, as the case may be.

(c) Without limiting the foregoing, the Parties shall cooperate and consult to the extent reasonably necessary with respect to any Actions.

(d) Without limiting any provision of this Section 6.7, each of the Parties agrees to cooperate, and to cause each member of its respective Group to cooperate, with each other in the defense of any infringement or similar claim with respect any Intellectual Property and shall not claim to acknowledge, or permit any member of its respective Group to claim to acknowledge, the validity or infringing use of any Intellectual Property of a third Person in a manner that would hamper or undermine the defense of such infringement or similar claim.

(e) The obligation of the Parties to provide witnesses pursuant to this Section 6.7 is intended to be interpreted in a manner so as to facilitate cooperation and shall include the obligation to provide as witnesses inventors and other officers without regard to whether the witness or the employer of the witness could assert a possible business conflict (subject to the exception set forth in the first sentence of Section 6.7(a)).

6.8 Privileged Matters.

(a) The Parties recognize that legal and other professional services that have been and will be provided prior to the Effective Time have been and will be rendered for the collective benefit of each of the members of the Parent Group and the SpinCo Group, and that each of the members of the Parent Group and the SpinCo Group should be deemed to be the client with respect to such services for the purposes of asserting all privileges which may be asserted under applicable Law in connection therewith. The Parties recognize that legal and other professional services will be provided following the Effective Time, which services will be rendered solely for the benefit of the Parent Group or the SpinCo Group, as the case may be.

(b) The Parties agree as follows:

(i) Parent shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates solely to the Retained Business and not to the Transferred Business, whether or not the Privileged Information is in the possession or under the control of any member of the Parent Group or any member of the SpinCo Group. Parent shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates solely to any Retained Liabilities resulting from any Actions that are now pending or may be asserted in the future, whether or not the Privileged Information is in the possession or under the control of any member of the Parent Group or any member of the SpinCo Group; and

(ii) SpinCo shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates solely to the Transferred Business and not to the Retained Business, whether or not the Privileged Information is in the possession or under the control of any member of the SpinCo Group or any member of the Parent Group. SpinCo shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates solely to any Assumed Liabilities resulting from any Actions that are now pending or may be asserted in the future, whether or not the privileged Information is in the possession or under the control of any member of the SpinCo Group or any member of the Parent Group.

(iii) If the Parties do not agree as to whether certain information is Privileged Information, then such information shall be treated as Privileged Information, and the Party that believes that such information is Privileged Information shall be entitled to control the assertion or waiver of all privileges and immunities in connection with any such information unless the Parties otherwise agree. The Parties shall use the procedures set forth in Article VII to resolve any disputes as to whether any information relates solely to the Retained Business, solely to the Transferred Business, or to both the Retained Business and the Transferred Business.

(c) Subject to the remaining provisions of this Section 6.8, the Parties agree that they shall have a shared privilege or immunity with respect to all privileges and immunities not allocated pursuant to Section 6.8(b) and all privileges and immunities relating to any Actions or other matters that involve both Parties (or one or more members of their respective Groups) and in respect of which both Parties have Liabilities under this Agreement, and that no such shared privilege or immunity may be waived by either Party without the consent of the other Party.

(d) If any Dispute arises between the Parties or any members of their respective Group regarding whether a privilege or immunity should be waived to protect or advance the interests of either Party and/or any member of their respective Group, each Party agrees that it shall (i) negotiate with the other Party in good faith; (ii) endeavor to minimize any prejudice to the rights of the other Party; and (iii) not unreasonably withhold consent to any request for waiver by the other Party. Further, each Party specifically agrees that it shall not withhold its consent to the waiver of a privilege or immunity for any purpose except in good faith to protect its own legitimate interests.

(e) In the event of any adversarial Action or Dispute between Parent and SpinCo, or any members of their respective Groups, either Party may waive a privilege in which the other Party or member of such other Party’s Group has a shared privilege, without obtaining consent pursuant to Section 6.8(c); provided, that such waiver of a shared privilege shall be effective only as to the use of information with respect to the Action between the Parties and/or the applicable members of their respective Groups, and shall not operate as a waiver of the shared privilege with respect to any Third Party.

(f) Upon receipt by either Party, or by any member of its respective Group, of any subpoena, discovery or other request that may reasonably be expected to result in the production or disclosure of Privileged Information subject to a shared privilege or immunity or as to which another Party has the sole right hereunder to assert a privilege or immunity, or if either Party obtains knowledge that any of its, or any member of its respective Group’s, current or former directors, officers, agents or employees have received any subpoena, discovery or other requests that may reasonably be expected to result in the production or disclosure of such Privileged Information, such Party shall promptly notify the other Party of the existence of the request (which notice shall be delivered to such other Party no later than five (5) business days following the receipt of any such subpoena, discovery or other request) and shall provide the other Party a reasonable opportunity to review the Privileged Information and to assert any rights it or they may have under this Section 6.8 or otherwise, to prevent the production or disclosure of such Privileged Information.

(g) Any furnishing of, or access or transfer of, any information pursuant to this Agreement is made in reliance on the agreement of Parent and SpinCo set forth in this Section 6.8 and in Section 6.9 to maintain the confidentiality of Privileged Information and to assert and maintain all applicable privileges and immunities. The Parties agree that their respective rights to any access to information, witnesses and other Persons, the furnishing of notices and documents and other cooperative efforts between the Parties contemplated by this Agreement, and the transfer of Privileged Information between the Parties and members of their respective Groups pursuant to this Agreement, shall not be deemed a waiver of any privilege that has been or may be asserted under this Agreement or otherwise.

(h) In connection with any matter contemplated by Section 6.7 or this Section 6.8, the Parties agree to, and to cause the applicable members of their Group to, use commercially reasonable efforts to maintain their respective separate and joint privileges and immunities, including by executing joint defense and/or common interest agreements where necessary or useful for this purpose.

6.9 Confidentiality.

(a) Confidentiality. Subject to Section 6.10, from and after the Effective Time until the five (5) year anniversary of the Effective Time, each of Parent and SpinCo, on behalf of itself and each member of its respective Group, agrees to hold, and to cause its respective Representatives to hold, in strict confidence, with at least the same degree of care that applies to Parent’s confidential and proprietary information pursuant to policies in effect as of the Effective Time, all confidential and proprietary information concerning the other Party or any member of the other Party’s Group or their respective businesses that is either in its possession (including confidential and proprietary information in its possession prior to the date hereof) or furnished by any such other Party or any member of such Party’s Group or their respective Representatives at any time pursuant to this Agreement, the Merger Agreement, any Ancillary Agreement or otherwise, and shall not use any such confidential and proprietary information other than for such purposes as shall be expressly permitted hereunder or thereunder, except, in each case, to the extent that such confidential and proprietary information has been (i) in the public domain or generally available to the public, other than as a result of a disclosure by such Party or any member of such Party’s Group or any of their respective Representatives in violation of this Agreement, (ii) later lawfully acquired from other sources by such Party (or any member of such Party’s Group) which sources are not themselves bound by a confidentiality obligation or other contractual, legal or fiduciary obligation of confidentiality with respect to such confidential and proprietary information, or (iii) independently developed or generated without reference to or use of any proprietary or confidential information of the other Party or any member of such Party’s Group. If any confidential and proprietary information of one Party or any member of its Group is disclosed to the other Party or any member of such other Party’s Group in connection with providing services to such first Party or any member of such first Party’s Group under this Agreement, the Merger Agreement or any Ancillary Agreement, then such disclosed confidential and proprietary information shall be used only as required to perform such services.

(b) No Release; Return or Destruction. Each Party agrees not to release or disclose, or permit to be released or disclosed, any information addressed in Section 6.9(a) to any other Person, except its Representatives who need to know such information in their capacities as such (who shall be advised of their obligations hereunder with respect to such information), and except in compliance with Section 6.10. Without limiting the foregoing, when any such information is no longer needed for the purposes contemplated by this Agreement, the Merger Agreement or any Ancillary Agreement, each Party will promptly after request of the other Party either return to the other Party all such information in a tangible form (including all copies thereof and all notes, extracts or summaries based thereon) or notify the other Party in writing that it has destroyed such information (and such copies thereof and such notes, extracts or summaries based thereon).

(c) Third-Party Information; Privacy or Data Protection Laws. Each Party acknowledges that it and members of its Group may presently have and, following the Effective Time, may gain access to or possession of confidential or proprietary information of, or personal information relating to, Third Parties (i) that was received under confidentiality or non-disclosure Contracts entered into between such Third Parties, on the one hand, and the other Party or members of such Party’s Group, on the other hand, prior to the Effective Time; or (ii) that, as between the two Parties, was originally collected by the other Party or members of such Party’s Group and that may be subject to and protected by privacy, data protection or other applicable Laws. Each Party agrees that it shall hold, protect and use, and shall cause the members of its Group and its and their respective Representatives to hold, protect and use, in strict confidence the confidential and proprietary information of, or personal information relating to, Third Parties in accordance with privacy, data protection or other applicable Laws and the terms of any Contracts that were either entered into before the Effective Time or affirmative commitments or representations that were made before the Effective Time by, between or among the other Party or members of the other Party’s Group, on the one hand, and such Third Parties, on the other hand.

6.10 Protective Arrangements. In the event that a Party or any member of its Group either determines on the advice of its counsel that it is required to disclose any information pursuant to applicable Law or receives any request or demand under lawful process or from any Governmental Authority to disclose or provide information of the other Party (or any member of the other Party’s Group) that is subject to the confidentiality provisions hereof, such Party shall notify the other Party (to the extent legally permitted) as promptly as practicable under the circumstances prior to disclosing or providing such information and shall cooperate, at the expense of the other Party, in seeking any appropriate protective order requested by the other Party. In the event that such other Party fails to receive such appropriate protective order in a timely manner and the Party receiving the request or demand reasonably determines that its failure to disclose or provide such information shall actually prejudice the Party receiving the request or demand, then the Party that received such request or demand may thereafter disclose or provide information to the extent required by such Law (as so advised by its counsel) or by lawful process or such Governmental Authority, and the disclosing Party shall promptly provide the other Party with a copy of the information so disclosed, in the same form and format so disclosed, together with a list of all Persons to whom such information was disclosed, in each case to the extent legally permitted.

ARTICLE VII

DISPUTE RESOLUTION

7.1 Good-Faith Negotiation. Subject to Section 7.4, either Party seeking resolution of any dispute, controversy or claim arising out of or relating to this Agreement or Ancillary Agreement (including regarding whether any Assets are Transferred Assets, any Assets are Retained Assets, any Liabilities are Assumed Liabilities, any Liabilities are Retained Liabilities or the validity, interpretation, breach or termination of this Agreement or any Ancillary Agreement) (a “Dispute”), shall provide written notice thereof to the other Party (the “Initial Notice”), and within thirty (30) days of the delivery of the Initial Notice, the Parties shall attempt in good faith to negotiate a resolution of the Dispute. The negotiations shall be conducted by executives who hold, at a minimum, the title of senior vice president and who have authority to settle the Dispute. All such negotiations shall be confidential and shall be treated as compromise and settlement negotiations for purposes of applicable rules of evidence. If the Parties are unable for any reason to resolve a Dispute within thirty (30) days after the delivery of such notice or if a Party reasonably concludes that the other Party is not willing to negotiate as contemplated by this Section 7.1, the Dispute shall be submitted to mediation in accordance with Section 7.2.

7.2 Mediation. Any Dispute not resolved pursuant to Section 7.1 shall, at the written request of a Party (a “Mediation Request”), be submitted to nonbinding mediation in accordance with the then current International Institute for Conflict Prevention and Resolution Mediation Procedure (the “CPR Mediation Procedure”), except as modified herein. The mediation shall be held in Pittsburgh, Pennsylvania or such other place as the Parties may mutually agree in writing. The Parties shall have twenty (20) days from receipt by a Party of a Mediation Request to agree on a mediator. If no mediator has been agreed upon by the Parties within twenty (20) days of receipt by a party of a Mediation Request, then a Party may request (on written notice to the other Party), that CPR appoint a mediator in accordance with the CPR Mediation Procedure. All mediation pursuant to this clause shall be confidential and shall be treated as compromise and settlement negotiations for purposes of applicable rules of evidence, and no oral or documentary representations made by the Parties during such mediation shall be admissible for any purpose in any subsequent proceedings. No Party shall disclose or permit the disclosure of any information about the evidence adduced or the documents produced by the other Party in the mediation proceedings or about the existence, contents or results of the mediation without the prior written consent of such other Party, except in the course of a judicial or regulatory proceeding or as may be required by Law or requested by a Governmental Authority or securities exchange. Before making any disclosure permitted by the preceding sentence, the Party intending to make such disclosure shall, to the extent reasonably practicable, give the other Party reasonable written notice of the intended disclosure and afford the other Party a reasonable opportunity to protect its interests. If the Dispute has not been resolved within sixty (60) days of the appointment of a mediator, or within ninety (90) days after receipt by a Party of a Mediation Request (whichever occurs sooner), or within such longer period as the Parties may agree to in writing, then the Dispute shall be submitted to binding arbitration in accordance with Section 7.3.

7.3 Arbitration.

(a) In the event that a Dispute has not been resolved within sixty (60) days of the appointment of a mediator in accordance with Section 7.2, or within ninety (90) days after receipt by a Party of a Mediation Request (whichever occurs sooner), or within such longer period as the Parties may agree to in writing, then such Dispute shall, upon the written request of a Party (the “Arbitration Request”) be submitted to be finally resolved by binding arbitration pursuant to the then current International Institute for Conflict Prevention and Resolution Arbitration Procedure (“CPR Arbitration Procedure”). The arbitration shall be held in the same location as the mediation pursuant to Section 7.2. Unless otherwise agreed by the Parties in writing, any Dispute to be decided pursuant to this Section 7.3 will be decided (i) before a sole arbitrator if the amount in dispute, inclusive of all claims and counterclaims, totals less than $2 million; or (ii) by a panel of three (3) arbitrators if the amount in dispute, inclusive of all claims and counterclaims, totals $2 million or more.

(b) The panel of three (3) arbitrators will be chosen as follows: (i) within fifteen (15) days from the date of the receipt of the Arbitration Request, each Party will name an arbitrator; and (ii) the two (2) Party-appointed arbitrators will thereafter, within thirty (30) days from the date on which the second of the two (2) arbitrators was named, name a third, independent arbitrator who will act as chairperson of the arbitral tribunal. In the event that either Party fails to name an arbitrator within fifteen (15) days from the date of receipt of the Arbitration Request, then upon written application by either Party, that arbitrator shall be appointed pursuant to the CPR Arbitration Procedure. In the event that the two (2) Party-appointed arbitrators fail to appoint the third, then the third, independent arbitrator will be appointed pursuant to the CPR Arbitration Procedure. If the arbitration will be before a sole independent arbitrator, then the sole independent arbitrator will be appointed by agreement of the Parties within fifteen (15) days of the date of receipt of the Arbitration Request. If the Parties cannot agree to a sole independent arbitrator, then upon written application by either Party, the sole independent arbitrator will be appointed pursuant to the CPR Arbitration Procedure.

(c) The arbitrator(s) will have the right to award, on an interim basis, or include in the final award, any relief which it deems proper in the circumstances, including money damages (with interest on unpaid amounts from the due date), injunctive relief (including specific performance) and attorneys’ fees and costs; provided, that the arbitrator(s) will not award any relief not specifically requested by the parties and, in any event, will not award any indirect, punitive, exemplary, remote, speculative or similar damages in excess of compensatory damages of the other arising in connection with the transactions contemplated hereby (other than any such Liability with respect to a Third-Party Claim). Upon selection of the arbitrator(s) following any grant of interim relief by a special arbitrator or court pursuant to Section 7.4, the arbitrator(s) may affirm or disaffirm that relief, and the parties will seek modification or rescission of the order entered by the court as necessary to accord with the decision of the arbitrator(s). The award of the arbitrator(s) shall be final and binding on the Parties, and may be enforced in any court of competent jurisdiction. The initiation of mediation or arbitration pursuant to this Article VII will toll the applicable statute of limitations for the duration of any such proceedings.

7.4 Litigation and Unilateral Commencement of Arbitration. Notwithstanding the foregoing provisions of this Article VII, (a) a Party may seek preliminary provisional or injunctive judicial relief with respect to a Dispute without first complying with the procedures set forth in Section 7.1, Section 7.2 and Section 7.3 if such Action is reasonably necessary to avoid irreparable damage and (b) either Party may initiate arbitration before the expiration of the periods specified in Section 7.2 and Section 7.3 if (i) such Party has submitted a Mediation Request or Arbitration Request, as applicable, and the other party has failed, within the applicable periods set forth in Section 7.3 to agree upon a date for the first mediation session to take place within thirty (30) days after the appointment of such mediator or such longer period as the Parties may agree to in writing or (ii) such Party has failed to comply with Section 7.3 in good faith with respect to commencement and engagement in arbitration. In such event, the other Party may commence and prosecute such arbitration unilaterally in accordance with the CPR Arbitration Procedure.

7.5 Conduct During Dispute Resolution Process. Unless otherwise agreed in writing, the Parties shall, and shall cause their respective members of their Group to, continue to honor all commitments under this Agreement, the Merger Agreement and each Ancillary Agreement to the extent required by such agreements during the course of dispute resolution pursuant to the provisions of this Article VII, unless such commitments are the specific subject of the Dispute at issue.

ARTICLE VIII

FURTHER ASSURANCES AND ADDITIONAL COVENANTS

8.1 Further Assurances.

(a) In addition to the actions specifically provided for elsewhere in this Agreement, the Merger Agreement and the Ancillary Agreements, each of the Parties shall use its reasonable best efforts, prior to, on and after the Effective Time, to take, or cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary, proper or advisable under applicable Laws, regulations and agreements to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements.

(b) Without limiting the foregoing, prior to, on and after the Effective Time, each Party hereto shall cooperate with the other Party, and without any further consideration, but at the expense of the requesting Party, to execute and deliver, or use its reasonable best efforts to cause to be executed and delivered, all instruments, including instruments of conveyance, assignment and transfer, and to make all filings with, and to obtain all Approvals or Notifications of, any Governmental Authority or any other Person under any Permit or Contract (including any consents or Governmental Approvals), and to take all such other actions as such Party may reasonably be requested to take by the other Party from time to time, consistent with the terms of this Agreement and the Ancillary Agreements, in order to effectuate the provisions and purposes of this

Agreement and the Ancillary Agreements and the transfers of the Transferred Assets and the Retained Assets and the assignment and assumption of the Assumed Liabilities and the Retained Liabilities and the other transactions contemplated hereby and thereby. Without limiting the foregoing, each Party will, at the reasonable request, cost and expense of the other Party, take such other actions as may be reasonably necessary to vest in such other Party good and marketable title to the Assets allocated to such Party under this Agreement or any of the Ancillary Agreements, free and clear of any Security Interest, if and to the extent it is practicable to do so.

(c) On or prior to the Effective Time, Parent and SpinCo in their respective capacities as direct and indirect equityholders of the members of their Groups, shall each ratify any actions which are reasonably necessary or desirable to be taken by Parent, SpinCo , for themselves and for and on behalf of all members of their respective Groups, as the case may be, to effectuate the transactions contemplated by this Agreement and the Ancillary Agreements.

8.2 Tax Matters.

(a) Tax Cooperation. The Parties shall cooperate as and to the extent reasonably requested by the other Party, in connection with the filing of Tax returns and any Tax proceeding with respect to Taxes imposed on or with respect to the operations or activities of the Parent Group and the SpinCo Group. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such Tax return or Tax proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(b) Treatment of Payments for Tax Purposes. For all Tax purposes, the Parties agree to treat (a) any payment required by this Agreement (other than payments with respect to interest accruing after the Effective Time) as either a contribution by Parent to SpinCo or a distribution by SpinCo to Parent, as the case may be, occurring immediately prior to the Effective Time or as a payment of an Assumed Liability or a Retained Liability; and (b) any payment of interest as taxable or deductible, as the case may be, to the Party entitled under this Agreement to retain such payment or required under this Agreement to make such payment, in either case except as otherwise required by applicable Law.

8.3 Post-Effective Time Conduct. The Parties acknowledge that, after the Effective Time, each Party shall be independent of the other Party, with responsibility for its own actions and inactions and its own Liabilities relating to, arising out of or resulting from the conduct of its business, operations and activities following the Effective Time, except as may otherwise be provided in any Ancillary Agreement, and each Party shall (except as otherwise provided in Article IV) use commercially reasonable efforts to prevent such Liabilities from being inappropriately borne by the other Party.

8.4 Successors. For a period of three years following the Effective Date, if SpinCo or any of its successors or assigns (i) consolidates with or merges with or into any other

Person and is not the continuing or surviving corporation, partnership or other entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision will be made so that the successors and assigns of SpinCo assume the obligations set forth in Section 4.2.

8.5 Non-Solicitation by Parent. Parent agrees, to the maximum extent not violative of applicable Laws, that for a period of 12 months following the Effective Time, it will not, nor will it permit any of its Affiliates to, directly or indirectly, solicit for employment any employee of SpinCo or any of its Affiliates who is employed by SpinCo or any of its Affiliates; provided, however, that the foregoing shall not apply to (i) general solicitations, such as through newspaper advertisements not directed at SpinCo employees; (ii) any SpinCo employee whose employment with SpinCo or any of its Affiliates is terminated by SpinCo or any of its Affiliates; or (iii) any employee who independently contacts Parent or any of its Affiliates for purposes of locating employment or engagement without any solicitation or knowing encouragement by Parent.

8.6 Non-Solicitation by SpinCo. SpinCo agrees, to the maximum extent not violative of applicable Laws, that for a period of 12 months following the Effective Time, it will not, nor will it permit any of its Affiliates to, directly or indirectly, solicit for employment any employee of Parent or any of its Affiliates who is employed by Parent or any of its Affiliates; provided, however, that the foregoing shall not apply to (i) general solicitations, such as through newspaper advertisements not directed at Parent employees; (ii) any Parent employee whose employment with Parent or any of its Affiliates is terminated by Parent or any of its Affiliates; or (iii) any employee who independently contacts SpinCo or any of its Affiliates for purposes of locating employment or engagement without any solicitation or knowing encouragement by SpinCo.

ARTICLE IX

TERMINATION

9.1 Termination. This Agreement will terminate without further action at any time before the Effective Time upon termination of the Merger Agreement. Subject to the terms and conditions set forth in the Merger Agreement, this Agreement and all Ancillary Agreements may be amended, modified or abandoned at any time prior to the Effective Time by mutual consent of Parent and TRGP, without the approval or consent of any other Person, including SpinCo. After the Effective Time, this Agreement may not be terminated except by an agreement in writing signed by a duly authorized officer of each of the Parties.

9.2 Effect of Termination. In the event of any termination of this Agreement prior to the Effective Time, no Party (nor any of its directors, officers or employees) shall have any Liability or further obligation to the other Party by reason of this Agreement.

ARTICLE X

MISCELLANEOUS

10.1 Counterparts; Entire Agreement; Authorization.

(a) This Agreement and each Ancillary Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party.

(b) This Agreement, the Ancillary Agreements and the Exhibits, Schedules and appendices hereto and thereto contain the entire agreement between the Parties with respect to the subject matter hereof, supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter, and there are no agreements or understandings between the Parties other than those set forth or referred to herein or therein.

(c) Parent represents on behalf of itself and each other member of the Parent Group, and SpinCo represents on behalf of itself and each other member of the SpinCo Group, as follows:

(i) each such Person has the requisite limited partnership, company or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform this Agreement and each Ancillary Agreement to which it is a party and to consummate the transactions contemplated hereby and thereby; and

(ii) this Agreement and each Ancillary Agreement to which it is a party has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms thereof.

(d) Each Party acknowledges that it and each other Party is executing certain of the Ancillary Agreements by facsimile, stamp or mechanical signature, and that delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Agreement (whether executed by manual, stamp or mechanical signature) by facsimile or by email in portable document format (PDF) shall be effective as delivery of such executed counterpart of this Agreement or any Ancillary Agreement. Each Party expressly adopts and confirms each such facsimile, stamp or mechanical signature (regardless of whether delivered in person, by mail, by courier, by facsimile or by email in portable document format (PDF)) made in its respective name as if it were a manual signature delivered in person, agrees that it will not assert that any such signature or delivery is not adequate to bind such Party to the same extent as if it were signed manually and delivered in person and agrees that, at the reasonable request of the other Party at any time, it will as promptly as reasonably practicable cause each such Ancillary Agreement to be manually executed (any such execution to be as of the date of the initial date thereof) and delivered in person, by mail or by courier.

10.2 Governing Law; Jurisdiction; WAIVER OF JURY TRIAL. This Agreement (and any claims or disputes arising out of or related hereto or to the transactions contemplated hereby or to the inducement of any party to enter herein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed by and construed and interpreted in accordance with the Laws of the State of Delaware irrespective of the choice of laws principles of the State of Delaware including all matters of validity, construction, effect, enforceability, performance and remedies. If any dispute arises out of or in connection with this Agreement or any Ancillary Agreement, the Parties irrevocably (and the Parties will cause each other member of their respective Group to irrevocably) (a) consent and submit to the exclusive jurisdiction of federal and state courts located in Delaware, (b) waive any objection to that choice of forum based on venue or to the effect that the forum is not convenient, and (c) WAIVE TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT TO TRIAL OR ADJUDICATION BY JURY.

10.3 Assignability. Except as set forth in any Ancillary Agreement, this Agreement and each Ancillary Agreement shall be binding upon and inure to the benefit of the Parties and the parties thereto, respectively, and their respective successors and permitted assigns; provided, however, that neither Party nor any such party thereto may assign its rights or delegate its obligations under this Agreement or any Ancillary Agreement without the express prior written consent of the other Party hereto or other parties thereto, as applicable. Notwithstanding the foregoing, no such consent shall be required for the assignment of a Party’s rights and obligations under this Agreement and the Ancillary Agreements (except as may be otherwise provided in any such Ancillary Agreement) in whole (i.e., the assignment of a Party’s rights and obligations under this Agreement and all Ancillary Agreements all at the same time) in connection with a change of control of a Party so long as the resulting, surviving or transferee Person assumes all the obligations of the relevant party thereto by operation of Law or pursuant to an agreement in form and substance reasonably satisfactory to the other Party, provided that the assigning Party remains responsible in full for all of its obligations hereto unless otherwise agreed in writing by all of the parties hereto. Nothing herein is intended to, or shall be construed to, prohibit either Party or any member of its Group from being party to or undertaking a change of control.

10.4 Third-Party Beneficiaries. Except for the indemnification rights under this Agreement of any Parent Indemnitee or SpinCo Indemnitee in their respective capacities as such, (a) the provisions of this Agreement and each Ancillary Agreement are solely for the benefit of the Parties and are not intended to confer upon any Person except the Parties any rights or remedies hereunder, and (b) there are no third-party beneficiaries of this Agreement or any Ancillary Agreement and neither this Agreement nor any Ancillary Agreement shall provide any third person with any remedy, claim, Liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement or any Ancillary Agreement.

10.5 Notices. All notices, requests, claims, demands or other communications under this Agreement and, to the extent, applicable and unless otherwise provided therein, under each of the Ancillary Agreements shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile or electronic transmission with receipt confirmed (followed by delivery of an original via overnight courier service) or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.5):

If to Parent, to:

[Parent], L.P.

Park Place Corporate Center One

1000 Commerce Dr., 4th Floor

Pittsburgh, Pennsylvania 15275

Attn: General Counsel

Facsimile: [—]

Email: [—]

If to the SpinCo, to:

[SpinCo], L.P.

Park Place Corporate Center One

1000 Commerce Dr., 4th Floor

Pittsburgh, Pennsylvania 15275

Attn: General Counsel

Facsimile: [—]

Email: [—]

A Party may, by notice to the other Party, change the address to which such notices are to be given.

10.6 Severability. If any provision of this Agreement or any Ancillary Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof or thereof, or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby. Upon such determination, the Parties shall negotiate in good faith in an effort to agree upon such a suitable and equitable provision to effect the original intent of the Parties.

10.7 Force Majeure. No Party shall be deemed to be in default of this Agreement or, unless otherwise expressly provided therein, any Ancillary Agreement for any delay or failure to fulfill any obligation (other than a payment obligation) hereunder or thereunder so long as and to the extent to which any delay or failure in the fulfillment of such obligation is prevented, frustrated, hindered or delayed as a consequence of circumstances of Force Majeure. In the event of any such excused delay, the time for performance of such obligations (other than a payment obligation) shall be extended for a period equal to the time lost by reason of the delay. A Party claiming the benefit of this provision shall, as soon as reasonably practicable after the occurrence of any such event, (a) provide written notice to the other Party of the nature and extent of any such Force Majeure condition; and (b) use commercially reasonable efforts to remove any such causes and resume performance under this Agreement and the Ancillary Agreements, as applicable, as soon as reasonably practicable.

10.8 No Set-Off. Except as set forth in any Ancillary Agreement or as otherwise mutually agreed to in writing by the Parties, neither Party nor any member of such Party’s group shall have any right of set-off or other similar rights with respect to (a) any amounts received pursuant to this Agreement or any Ancillary Agreement; or (b) any other amounts claimed to be owed to the other Party or any member of its Group arising out of this Agreement or any Ancillary Agreement.

10.9 Publicity. Prior to the Effective Time, each of SpinCo and Parent shall consult with each other prior to issuing any press releases or otherwise making public statements with respect to the Separation, the Distribution or any of the other transactions contemplated hereby or under any Ancillary Agreement and prior to making any filings with any Governmental Authority with respect thereto.

10.10 Expenses.

(a) Expenses Incurred on or Prior to the Effective Time. Except as otherwise expressly set forth in this Agreement, the Merger Agreement or any Ancillary Agreement, or as otherwise agreed to in writing by the Parties, all costs and expenses incurred or accrued on or prior to the Effective Time in connection with the preparation, execution, delivery and implementation of this Agreement and any Ancillary Agreement, the Separation, the Registration Statement, the Merger Agreement, the Merger and the Distribution and the consummation of the transactions contemplated hereby and thereby (including any and all fees and expenses payable to third-party advisors) shall, to the extent not fully paid and discharged prior to the Effective Time, be charged to and paid by SpinCo.

(b) Expenses Incurred or Accrued After the Effective Time. Except as otherwise expressly set forth in this Agreement or any Ancillary Agreement, or as otherwise agreed to in writing by the Parties, each Party shall bear its own costs and expenses incurred or accrued after the Effective Time.

10.11 Headings. The article, section and paragraph headings contained in this Agreement and in the Ancillary Agreements are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement or any Ancillary Agreement.

10.12 Survival of Covenants. Except as expressly set forth in this Agreement or any Ancillary Agreement, the covenants, representations and warranties contained in this Agreement and each Ancillary Agreement, and Liability for the breach of any obligations contained herein, shall survive the Separation and the Distribution and shall remain in full force and effect.

10.13 Waivers of Default. Waiver by a Party of any default by the other Party of any provision of this Agreement or any Ancillary Agreement shall not be deemed a waiver by the waiving Party of any subsequent or other default, nor shall it prejudice the rights of the other Party. No failure or delay by a Party in exercising any right, power or privilege under this Agreement or any Ancillary Agreement shall operate as a waiver thereof, nor shall a single or partial exercise thereof prejudice any other or further exercise thereof or the exercise of any other right, power or privilege.

10.14 Specific Performance. Subject to the provisions of Article VII, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement or any Ancillary Agreement, the Party or Parties who are, or are to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief in respect of its or their rights under this Agreement or such Ancillary Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. The Parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any Action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the Parties.

10.15 Amendments. No provisions of this Agreement or any Ancillary Agreement shall be deemed waived, amended, supplemented or modified by a Party, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of the Party against whom it is sought to enforce such waiver, amendment, supplement or modification, and, prior to the Effective Time, no Party shall, without the prior written consent of TRGP, make any amendment, waiver (including any related determination under Section 3.3(b)), supplement or modification of this Agreement in a manner that is materially adverse to Parent, Parent GP, TRGP or any of TRGP’s Affiliates or that would prevent or materially impede consummation of the Merger. Notwithstanding anything to the contrary in this Agreement, TRGP shall be an express third party beneficiary of, and shall have the right to enforce, Section 9.1 and this Section 10.15.

10.16 Interpretation. In this Agreement and any Ancillary Agreement, (a) words in the singular shall be deemed to include the plural and vice versa and words of one gender shall be deemed to include the other genders as the context requires; (b) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement (or the applicable Ancillary Agreement) as a whole (including all of the Schedules, Exhibits and Appendices hereto and thereto) and not to any particular provision of this Agreement (or such Ancillary Agreement); (c) Article, Section, Schedule, Exhibit and Appendix references are to the Articles, Sections, Schedules, Exhibits and Appendices to this Agreement (or the applicable Ancillary Agreement) unless otherwise specified; (d) unless otherwise stated, all references to any agreement shall be deemed to include the exhibits, schedules and annexes to such agreement; (e) the word “including” and words of similar import when used in this Agreement (or the applicable Ancillary Agreement) shall mean “including, without limitation,” unless otherwise specified; (f) the word “or” shall not be exclusive; (g) unless otherwise specified in a particular case, the word “days” refers to calendar days; (h) references to “business day” shall mean any day other than a Saturday, a Sunday or a day on which banking institutions are generally authorized or required by Law to close in the United States or Pittsburgh, Pennsylvania; and (i) references herein to this Agreement or any other agreement contemplated herein shall be deemed to refer to this Agreement or such other agreement as of the date on which it is executed and as it may be amended, modified or supplemented thereafter, unless otherwise specified.

10.17 Limitations of Liability. Notwithstanding anything in this Agreement to the contrary, neither SpinCo or any member of the SpinCo Group, on the one hand, nor Parent or any member of the Parent Group, on the other hand, shall be liable under this Agreement to the other for any punitive, exemplary, special or similar damages in excess of compensatory damages of the other arising in connection with the transactions contemplated hereby (other than any such Liability with respect to a Third-Party Claim).

10.18 Performance. Parent will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement or in any Ancillary Agreement to be performed by any member of the Parent Group. SpinCo will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement or in any Ancillary Agreement to be performed by any member of the SpinCo Group. Each Party (including its permitted successors and assigns) further agrees that it will (a) give timely notice of the terms, conditions and continuing obligations contained in this Agreement and any applicable Ancillary Agreement to all of the other members of its Group and (b) cause all of the other members of its Group not to take any action or fail to take any such action inconsistent with such Party’s obligations under this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby.

10.19 Mutual Drafting. This Agreement and the Ancillary Agreements shall be deemed to be the joint work product of the Parties and any rule of construction that a document shall be interpreted or construed against a drafter of such document shall not be applicable.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have caused this Separation and Distribution Agreement to be executed by their duly authorized representatives.

ATLAS ENERGY, L.P.

By:	Atlas Energy GP, LLC, its general partner

By:
Name:
Title:

ATLAS ENERGY GP, LLC

By:
Name:
Title:

[SPINCO], L.P.

By: [SpinCo] GP, LLC, its general partner

By:
Name:
Title:

[SPINCO] GP, LLC

By:
Name:
Title:

[Signature Page to Separation and Distribution Agreement]

Exhibit A

FORM OF EMPLOYEE MATTERS AGREEMENT

By and Among

ATLAS ENERGY, L.P.

ATLAS ENERGY GP, LLC

[SPINCO], L.P.

and

[SPINCO GP], LLC

Dated as of [—], 2014

TABLE OF CONTENTS

ARTICLE I DEFINITIONS		2

1.1	Definitions	2

ARTICLE II TRANSFER OR CONTINUATION OF EMPLOYMENT		7

2.1	Transfer or Continuation of Employment	7
2.2	Service Recognition	7
2.3	Severance	7

ARTICLE III RETIREMENT PLANS		8

3.1	Qualified Defined Contribution Plan	8
3.2	Nonqualified Deferred Compensation Plan	8
3.3	Reservation of Rights	9

ARTICLE IV WELFARE PLANS		9

4.1	Assumption of Welfare Plan by SpinCo	9
4.2	Welfare Benefits Transition Date	9
4.3	Allocation of Certain Welfare Plan Obligations	9
4.4	Incurred Claim Definition	10
4.5	Reservation of Rights	10

ARTICLE V EQUITY PLANS AND AWARDS		11

5.1	ATLS Equity Plans and APL Equity Plans	11
5.2	Treatment of Outstanding ATLS Equity Awards	11
5.3	Cancellation and Settlement of SpinCo Equity Awards	12
5.4	Treatment of Adjusted ATLS Unit Options and Adjusted ATLS Phantom Units	13
5.5	Treatment of Outstanding APL Equity Awards	13
5.6	Establishment of SpinCo Equity Plan	14
5.7	Amendment to ARP Equity Plan	14
5.8	Reservation of Rights	14

ARTICLE VI ADDITIONAL COMPENSATION MATTERS		14

6.1	Non-Employee Director Fees	14
6.2	Expense Reimbursements	14
6.3	Code Section 409A	14

ARTICLE VII GENERAL AND ADMINISTRATIVE MATTERS		15

7.1	Cooperation; Vendor Contracts	15
7.2	No Third-Party Beneficiaries; No Right to Employment	15
7.3	Payroll Entities; Personnel Records; Successor Employer for Tax Reporting and FICA	16

ARTICLE VIII MISCELLANEOUS		16

8.1	Affiliates	16

-i-

8.2	Obligations of Parent	16
8.3	Termination	16
8.4	Counterparts	17
8.5	Entire Agreement	17
8.6	Relationship of Parties	17
8.7	Governing Law	17
8.8	Assignability	17
8.9	Notices	17
8.10	Severability	18
8.11	Force Majeure	18
8.12	Headings	19
8.13	Survival of Covenants	19
8.14	Waivers of Default	19
8.15	Indemnification; Dispute Resolutions	19
8.16	Specific Performance	19
8.17	Amendments	19
8.18	Interpretation	19
8.19	Mutual Drafting	20

SCHEDULES

Schedule 2.3	Severance

-ii-

EMPLOYEE MATTERS AGREEMENT

This EMPLOYEE MATTERS AGREEMENT (the “Agreement”), dated as of [—], 2014, is by and among Atlas Energy, L.P., a Delaware limited partnership (“Parent”), Atlas Energy GP, LLC, a Delaware limited liability company and the general partner of Parent (“Parent GP”), [SpinCo], L.P., a Delaware limited partnership (“SpinCo”), and [SpinCo GP], LLC, a Delaware limited liability company and the general partner of SpinCo (“SpinCo GP” and, together with Parent, Parent GP, and SpinCo, the “Parties”).1 Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to them in Article I.

R E C I T A L S

WHEREAS, the board of directors of Parent GP (the “Parent GP Board”) has determined that it is in the best interests of Parent and its unitholders to create a new publicly traded company that shall operate the Transferred Business, and to separate the Transferred Business from the Retained Business;

WHEREAS, in furtherance of the foregoing, Parent, Parent GP, SpinCo, and SpinCo GP have entered into that certain Separation and Distribution Agreement, dated as of [the date hereof] (the “Separation Agreement”), pursuant to which the Separation and the Distribution shall be effected immediately prior to the Merger Effective Time;

WHEREAS, Parent has entered into an Agreement and Plan of Merger Agreement, dated as of October 13, 2014 (the “Merger Agreement”), by and among Parent, Targa Resources Corp., a Delaware corporation (“TRGP”), and Trident GP Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of TRGP (“TRGP Merger Sub”), pursuant to which, at the Merger Effective Time (as defined in the Merger Agreement), TRGP Merger Sub shall merge with and into Parent (the “Merger”), with Parent surviving, pursuant to the terms and conditions set forth therein; and

WHEREAS, pursuant to the Separation Agreement, Parent, Parent GP, SpinCo, and SpinCo GP have agreed to enter into this Agreement for the purpose of allocating assets, liabilities, and responsibilities with respect to certain employee compensation and benefits matters between Parent and SpinCo upon and following the Distribution, as contemplated in the Separation Agreement.

NOW, THEREFORE, in consideration of the promises and of the respective agreements and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

[1]	Draft currently contemplates that SpinCo will be a newly formed Delaware limited partnership. It is possible that SpinCo instead will be an existing subsidiary of Atlas Energy, L.P., in which case all references to SpinCo and SpinCo GP will be revised as appropriate to reflect such entity as SpinCo in the execution version of this Agreement.

ARTICLE I

DEFINITIONS

1.1 Definitions. For purpose of this Agreement, the following terms shall have the following meanings:

“Action” has the meaning set forth in the Separation Agreement.

“Adjusted ATLS Phantom Unit” means an ATLS Phantom Unit as adjusted in accordance with Section 5.2(b).

“Adjusted ATLS Unit Option” means an ATLS Unit Option as adjusted in accordance with Section 5.2(a).

“Affiliate” has the meaning set forth in the Separation Agreement.

“Aggregate SpinCo Equity Award Consideration” means the sum of (a) the Aggregate SpinCo Unit Option Consideration plus (b) the Aggregate SpinCo Phantom Unit Consideration.

“Aggregate SpinCo Phantom Unit Consideration” means the aggregate Phantom Value of the SpinCo Phantom Units issued pursuant to Section 5.2(b).

“Aggregate SpinCo Unit Option Consideration” means the aggregate Spread Value of the SpinCo Unit Options issued pursuant to Section 5.2(a).

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Ancillary Agreement” has the meaning set forth in the Separation Agreement.

“APL Equity Plans” means the Atlas Pipeline Partners, L.P. Long-Term Incentive Plan and the Atlas Pipeline Partners, L.P. 2010 Long-Term Incentive Plan.

“ARP Equity Plan” means the Atlas Resource Partners, L.P. 2012 Long-Term Incentive Plan.

“Assets” has the meaning set forth in the Separation Agreement.

“Assumed Liability” has the meaning set forth in the Separation Agreement.

“ATLS Compensation Committee” means the Compensation Committee of the Parent GP Board.

“ATLS Equity Award” has the meaning set forth in the Merger Agreement.

“ATLS Equity Plans” means the Amended and Restated Atlas Pipeline Holdings Long-Term Incentive Plan and the Atlas Energy, L.P. 2010 Long-Term Incentive Plan.

“ATLS Merger Consideration Value” means the sum of (a) the Cash Consideration (as defined in the Merger Agreement) plus (b) the product of (i) the Equity Consideration (as defined in the Merger Agreement) multiplied by (ii) the Average Closing Price (as defined in the Merger Agreement).

“ATLS Phantom Unit” means a phantom ATLS Common Unit.

“ATLS Ratio” means the quotient of (a) Pre-Spin ATLS Common Unit Value divided by (b) ATLS Merger Consideration Value.

“ATLS Value Factor” shall mean the quotient of (a) ATLS Merger Consideration Value divided by (b) the sum of (i) the Unadjusted Implied SpinCo Common Unit Value plus (ii) the ATLS Merger Consideration Value.

“ATLS Unit Option” means an option to acquire an ATLS Common Unit.

“Available Cash” means an amount equal to $[—].

“Benefit Plan” means, with respect to an entity, each plan, policy, program, practice, arrangement, agreement, or commitment providing for benefits, perquisites, or compensation of any nature, including any “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and any employment, consulting, noncompetition, deferred compensation, bonus, retention, pension, profit-sharing, savings, retirement, supplemental retirement, stock option, stock purchase, stock appreciation rights, restricted stock, other equity-based compensation, severance pay, salary continuation, life, health, hospitalization, sick leave, vacation pay, paid time off, disability or accident insurance, corporate-owned or key-man life insurance, or other employee benefit plan, policy, program, practice, arrangement, agreement, or commitment, sponsored or maintained by such entity (or to which such entity contributes or is required to contribute).

“COBRA” means the United States Consolidated Omnibus Budget Reconciliation Act of 1985, as codified at Section 601 et seq. of ERISA and at Section 4980B of the Code.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Distribution” has the meaning set forth in the Separation Agreement.

“Distribution Date” has the meaning set forth in the Separation Agreement.

“Distribution Ratio” has the meaning set forth in the Separation Agreement.

“Effective Time” has the meaning set forth in the Separation Agreement.

“Employee” means any individual who, immediately prior to the Distribution, is actively employed by Parent or any other member of the Parent Group (including any such individual who is on sick leave, military leave, vacation, holiday, short-term disability, or other similar leave of absence).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“FICA” has the meaning set forth in Section 7.3(c).

“Force Majeure” has the meaning set forth in the Separation Agreement.

“Former Employees” means the Former Retained Business Employees and the Former SpinCo Group Employees.

“Former Retained Business Employee” means any former employee of Parent or any other member of the Parent Group as of the Effective Time who, as of the date of such employee’s termination of employment with Parent or its Affiliates, was dedicated solely to the Retained Business.

“Former SpinCo Group Employee” means any former employee of Parent or any other member of the Parent Group as of the Effective Time other than any Former Retained Business Employee.

“FUTA” has the meaning set forth in Section 7.3(c).

“Group” has the meaning set forth in the Separation Agreement.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended.

“Implied SpinCo Common Unit Value” means the quotient of (a) the Unadjusted Implied SpinCo Common Unit Value divided by (b) the Distribution Ratio.

“Law” has the meaning set forth in the Separation Agreement.

“Liabilities” has the meaning set forth in the Separation Agreement.

“Merger” has the meaning set forth in the recitals to this Agreement.

“Merger Agreement” has the meaning set forth in the recitals to this Agreement.

“Merger Effective Time” has the meaning set forth in the Separation Agreement.

“Parent” has the meaning set forth in the preamble to this Agreement.

“Parent 401(k) Plan” has the meaning set forth in Section 3.1(a).

“Parent Benefit Plan” means any Benefit Plan sponsored, maintained, or contributed to by Parent or any of its Affiliates.

“Parent Deferred Compensation Plan” has the meaning set forth in Section 3.2.

“Parent GP” has the meaning set forth in the preamble to this Agreement.

“Parent GP Board” has the meaning set forth in the recitals to this Agreement.

“Parent Group” has the meaning set forth in the Separation Agreement.

“Parent Welfare Plan” means any Welfare Plan sponsored, maintained, or contributed to by a member of the Parent Group.

“Parties” has the meaning set forth in the preamble to this Agreement.

“Partial SpinCo Phantom Unit Cash Payment” has the meaning set forth in Section 5.3(b)(ii).

“Partial SpinCo Unit Option Cash Payment” has the meaning set forth in Section 5.3(c)(i).

“Person” has the meaning set forth in the Separation Agreement.

“Phantom Value” means, with respect to a SpinCo Phantom Unit, the product of (a) the Implied SpinCo Common Unit Value multiplied by (b) the number of SpinCo Common Units underlying such SpinCo Phantom Unit.

“Pre-Spin ATLS Common Unit Value” means the regular-way closing price of an ATLS Common Unit on the last trading day prior to the day on which the Distribution is consummated.

“Retained Business” has the meaning set forth in the Separation Agreement.

“Retained Business Employee” means any Employee who, immediately prior to the Effective Time, is dedicated solely to the Retained Business.

“Retained Business Participant” means any Retained Business Employee or Former Retained Business Employee who is, at any time prior to, on, or after the Effective Time, a participant in the applicable Parent Benefit Plan or is a beneficiary, dependent, or alternate payee of such a participant.

“Retained Liability” has the meaning set forth in the Separation Agreement.

“Separation” has the meaning set forth in the Separation Agreement.

“Separation Agreement” has the meaning set forth in the recitals to this Agreement.

“SpinCo” has the meaning set forth in the preamble to this Agreement.

“SpinCo 401(k) Plan” has the meaning set forth in Section 3.1(a).

“SpinCo Benefit Plan” means any Benefit Plan sponsored, maintained, or contributed to by SpinCo or any of its Affiliates upon or after the Effective Time.

“SpinCo Cafeteria Plans” has the meaning set forth in Section 4.3(d).

“SpinCo Common Units” has the meaning set forth in the Separation Agreement.

“SpinCo Deferred Compensation Plan” has the meaning set forth in Section 3.2.

“SpinCo Equity Plan” means the equity compensation plan to be adopted by SpinCo in accordance with Section 5.6.

“SpinCo GP” has the meaning set forth in the preamble to this Agreement.

“SpinCo Group” has the meaning set forth in the Separation Agreement.

“SpinCo Group Employee” means any Employee other than a Retained Business Employee.

“SpinCo Phantom Unit” means a phantom SpinCo Common Unit.

“SpinCo Ratio” means the (a) Pre-Spin ATLS Common Unit Value divided by (b) Implied SpinCo Common Unit Value.

“SpinCo Unit Option” means an option to acquire SpinCo Common Units.

“SpinCo Value Factor” means the quotient of (a) the Unadjusted Implied SpinCo Common Unit Value divided by (b) the sum of (i) the Unadjusted Implied SpinCo Common Unit Value and (ii) ATLS Merger Consideration Value.

“SpinCo Welfare Plans” has the meaning set forth in Section 4.1.

“Spread Value” means, with respect to a SpinCo Unit Option, the product of (a) the excess, if any, of the Implied SpinCo Common Unit Value over the per unit exercise price of such SpinCo Unit Option, multiplied by (b) the number of SpinCo Common Units underlying such SpinCo Unit Option.

“Tax” has the meaning set forth in the Separation Agreement.

“Transferred Business” has the meaning set forth in the Separation Agreement.

“Transferred Cafeteria Plan Balances” has the meaning set forth in Section 4.3(d).

“TRGP” has the meaning set forth in the recitals to this Agreement.

“TRGP 401(k) Plan” means a tax-qualified defined contribution plan sponsored by TRGP or its Affiliates.

“TRGP Cafeteria Plans” has the meaning set forth in Section 4.3(d).

“TRGP Merger Sub” has the meaning set forth in the recitals to this Agreement.

“Unadjusted Implied SpinCo Common Unit Value” means the Pre-Spin ATLS Common Unit Value less the ATLS Merger Consideration Value.

“Vendor Contract” has the meaning set forth in Section 7.1.

“Welfare Plan” means any “welfare plan” (as defined in Section 3(1) of ERISA) or a “cafeteria plan” under Section 125 of the Code, and any benefits offered thereunder, and any other plan offering health benefits (including medical, prescription drug, dental, vision, mental health, substance abuse, and retiree health), disability benefits, or life, accidental death and dismemberment, and business travel insurance, pre-tax premium conversion benefits, dependent care assistance programs, employee assistance programs, paid time off programs, and contribution funding toward a health savings account or a flexible spending accounts.

ARTICLE II

TRANSFER OR CONTINUATION OF EMPLOYMENT

2.1 Transfer or Continuation of Employment.

(a) Transfer of Employees to SpinCo. Effective no later than immediately prior to the Effective Time and except as otherwise agreed by the Parties, Parent shall, or shall cause the applicable members of the Parent Group to, transfer all SpinCo Group Employees not then employed by SpinCo or a member of the SpinCo Group to SpinCo or a member of the SpinCo Group. The Parties shall execute, and seek to have the applicable employees execute, such documentation, if any, as may be necessary to reflect such assignment and/or transfer.

(b) Continuation of Employment for SpinCo Group Employees and Retained Business Employees. At the Effective Time, all SpinCo Group Employees shall remain employees of SpinCo or the applicable member of the SpinCo Group, and all Retained Business Employees shall remain employees of Parent or the applicable member of the Parent Group.

2.2 Service Recognition. SpinCo shall give, or shall cause its Affiliates to give, each SpinCo Group Employee full credit for all purposes under any SpinCo Benefit Plan for such SpinCo Group Employee’s service with Parent or any member of the Parent Group prior to the Effective Time to the extent such service was recognized by the corresponding Parent Benefit Plan immediately prior to the Effective Time; provided, however, that such service shall not be recognized to the extent that such recognition would result in the duplication of benefits.

2.3 Severance. Except as required by applicable Law or as to the SpinCo Group Employees identified on Schedule 2.3, none of the transfer of any Employee to a member of the SpinCo Group pursuant to Section 2.1(a), the continuation of employment of any SpinCo Group Employee with a member of the SpinCo Group immediately following the Distribution, or the continuation of employment of any Retained Business Employee with a member of the Parent Group, each in accordance with Section 2.1, shall be deemed a separation from service or a termination of employment for purposes of the employment termination and/or severance provisions of any applicable Law, severance plan, policy, practice, employment agreement, or arrangement of Parent, SpinCo, or any of their respective Affiliates. The Distribution shall be deemed a termination of employment without cause as to the SpinCo Group Employees identified on Schedule 2.3. SpinCo shall assume, be responsible for, and agrees to faithfully perform, discharge, and fulfill any Liabilities in respect of Transferred Contracts to which any of such persons are party (and all such Liabilities shall be considered Assumed Liabilities under the Separation Agreement).

ARTICLE III

RETIREMENT PLANS

3.1 Qualified Defined Contribution Plan.

(a) Assumption of Parent 401(k) Plan by SpinCo. Effective on or prior to the Effective Time, SpinCo shall, or shall cause one of its Affiliates to, assume sponsorship of the Atlas Energy, L.P. Investment Savings Plan (the “Parent 401(k) Plan”) and related trust, and make such amendments thereto as necessary to reflect the new sponsorship thereof by SpinCo (such plan as renamed as of the Effective Time in connection with such assumption, the “SpinCo 401(k) Plan”). From and after the Effective Time, no Retained Business Participants shall accrue any benefits under the SpinCo 401(k) Plan.

(b) Direct Transfer of SpinCo 401(k) Account Balances to the TRGP 401(k) Plan. Effective as of the Effective Time, Retained Business Participants shall become fully vested in their account balances under the SpinCo 401(k) Plan. As soon as reasonably practicable following the date the contributions described in Section 3.1(c) are made to the SpinCo 401(k) Plan, SpinCo shall cause the SpinCo 401(k) Plan accounts (including any outstanding loan balances to the extent permitted under the SpinCo 401(k) Plan and other Assets) of all Retained Business Participants to be transferred from the trust underlying the SpinCo 401(k) Plan in kind to the trust underlying the applicable TRGP 401(k) Plan in accordance with Section 7.14(d) of the Merger Agreement. Any transfer of assets pursuant to this Section 3.1(b) shall be conducted in accordance with Section 414(l) of the Code, Treasury Regulation § 1.414(1)-1, Section 401(a)(12) of the Code, and Section 208 of ERISA.

(c) Contributions under the Parent 401(k) Plan as of the Effective Time. All contributions accrued by Retained Business Participants under the Parent 401(k) Plan (including employee deferrals, matching contributions, profit-sharing contributions, and employer non-elective contributions) through the Effective Time, determined in accordance with the terms and provisions of the Parent 401(k) Plan, ERISA, and the Code, and based on all service performed and compensation accrued prior to the Effective Time, and which have not been deposited prior to the Effective Time, shall be deposited by Parent to the Parent 401(k) Plan prior to the Effective Time. Such contributions shall be determined without taking into account any requirement in the SpinCo 401(k) Plan that a participant remain employed on any date following the Effective Time in order to qualify therefor.

3.2 Nonqualified Deferred Compensation Plan. Effective on or prior to the Effective Time, SpinCo shall, or shall cause one of its Affiliates to, assume sponsorship of the Atlas Energy Executive Excess 401(k) Plan (the “Parent Deferred Compensation Plan”) and any related trust, and all Liabilities related thereto and the Assets of any such trust, and make such amendments as necessary to reflect the new sponsorship by SpinCo (such plan as renamed as of the Effective Time in connection with such assumption, the “SpinCo Deferred Compensation Plan”). From and after the Effective Time, (i) all Assets and Liabilities under the SpinCo Deferred Compensation Plan shall be Assets and Liabilities of the SpinCo Group (regardless of whether such Assets or Liabilities relate to SpinCo Group Employees, Retained Business Employees, or Former Employees); and (ii) no Retained Business Participants shall accrue any benefits under the SpinCo Deferred Compensation Plan.

3.3 Reservation of Rights. The Parties hereby acknowledge that nothing in this Article III shall be construed to require SpinCo or any of its Affiliates to continue the SpinCo 401(k) Plan or the SpinCo Deferred Compensation Plan after the Effective Time. The Parties agree that SpinCo reserves the right, in its sole discretion, to amend or terminate the SpinCo 401(k) Plan or the SpinCo Deferred Compensation Plan at any time following its establishment in accordance with its terms and applicable Law.

ARTICLE IV

WELFARE PLANS

4.1 Assumption of Welfare Plan by SpinCo. Effective on or prior to the Effective Time, SpinCo shall, or shall cause one of its Affiliates to, assume sponsorship of each Parent Welfare Plan, and make such amendments as necessary to reflect the new sponsorship by SpinCo (such plans, as assumed, the “SpinCo Welfare Plans”).

4.2 Welfare Benefits Transition Date. All Retained Business Participants shall be eligible to participate in the Parent Welfare Plans until the Effective Time. As of the Effective Time, (a) each member of the Parent Group shall cease to be a participating company in the SpinCo Welfare Plans, and (b) each Retained Business Participant shall (i) cease to be eligible to participate in the SpinCo Welfare Plans and (ii) shall become eligible to participate in the Welfare Plans sponsored by TRGP or its Affiliates in accordance with Section 7.14(b) of the Merger Agreement.

4.3 Allocation of Certain Welfare Plan Obligations.

(a) Allocation of Certain Liabilities. Neither Parent nor any other member of the Parent Group shall be responsible for any claims incurred under the Parent Welfare Plans prior to the Effective Time, except for claims incurred by Retained Business Employees or Former Retained Business Employees. Neither SpinCo nor any other member of the SpinCo Group shall be responsible for any claims incurred under the Parent Welfare Plans or the SpinCo Welfare Plans by Retained Business Employees or Former Retained Business Employees.

(b) COBRA and HIPAA Compliance. The SpinCo Group shall be responsible for compliance with the health care continuation requirements of COBRA, the certificate of creditable coverage requirements of HIPAA, and the corresponding provisions of the SpinCo Welfare Plans with respect to any Retained Business Employees, Former Retained Business Employees, Former SpinCo Group Employees and their respective dependents who incur or incurred a qualifying event under COBRA prior to the Effective Time. SpinCo shall assume responsibility for compliance with the health care continuation requirements of COBRA, the certificate of creditable coverage requirements of HIPAA, and the corresponding provisions of the SpinCo Welfare Plans with respect to any SpinCo Group Employees and their dependents who incur a qualifying event under the SpinCo Welfare Plans on or after the Effective Time.

(c) Long-Term Disability Benefits. Any Retained Business Employee or Former Retained Business Employee who has incurred a disability (within the meaning of the applicable provisions of the Parent Welfare Plan providing long-term disability benefits), and as to which any applicable waiting period has expired prior to the Effective Time, will continue to be covered under the corresponding SpinCo Welfare Plan in accordance with the applicable terms of such SpinCo Welfare Plan with respect to such disability.

(d) Flexible Spending Accounts and Dependent Care Accounts. Parent and SpinCo shall take all actions necessary or appropriate so that, effective as of the Effective Time, (i) the account balances (whether positive or negative) (the “Transferred Cafeteria Plan Balances”) under the SpinCo Welfare Plans that are flexible spending plans or dependent care plans (collectively, the “SpinCo Cafeteria Plans”) of the Retained Business Participants who are participants in the SpinCo Cafeteria Plans shall be transferred to one or more comparable plans of TRGP or its Affiliates (collectively, the “TRGP Cafeteria Plans”); (ii) the elections, contribution levels, and coverage levels of such Retained Business Participants shall apply under the TRGP Cafeteria Plans in the same manner as under the applicable SpinCo Cafeteria Plan; and (iii) such Retained Business Participants shall be reimbursed from the TRGP Cafeteria Plans for claims incurred at any time during the plan year of the applicable SpinCo Cafeteria Plan in which the Effective Time occurs that are submitted to the TRGP Cafeteria Plan from and after the Effective Time on the same basis and the same terms and conditions as under the applicable SpinCo Cafeteria Plan. As soon as practicable after the Effective Time, and in any event within 10 business days after the amount of the Transferred Cafeteria Plan Balances are determined, SpinCo shall pay Parent the net aggregate amount of the Transferred Cafeteria Plan Balances, if such amount is positive, and Parent shall pay SpinCo the net aggregate amount of the Transferred Cafeteria Plan Balances, if such amount is negative.

(e) Vacation Benefits. SpinCo shall credit each SpinCo Group Employee with the amount of accrued but unused vacation that such SpinCo Group Employee had accrued under the applicable Parent vacation policy immediately prior to the Effective Time.

4.4 Incurred Claim Definition. For purposes of this Article IV, a claim is deemed to be incurred: (a) with respect to medical, dental, and vision benefits, upon the rendering of health services giving rise to such claim; (b) with respect to life insurance and accidental death and dismemberment insurance, upon the occurrence of the event giving rise to such claim; (c) with respect to disability benefits, upon the date of an Employee’s disability, as determined by the disability benefit insurance carrier or claim administrator, giving rise to such claim; (d) with respect to a period of continuous hospitalization, upon the date of admission to the hospital; and (e) with respect to tuition reimbursement, upon the date that payment of such benefit is due within the meaning of the applicable tuition reimbursement plan.

4.5 Reservation of Rights. The Parties hereby acknowledge and agree that nothing in this Article IV shall be construed to require (a) Parent or any of its Affiliates to continue any of the Parent Welfare Plans prior to or after the Effective Time, or (b) SpinCo or any of its Affiliates to continue any of the SpinCo Welfare Plans on or after the Effective Time. The Parties acknowledge and agree that nothing in this Agreement limits the rights of Parent and SpinCo, each in its sole discretion, to amend or terminate any Parent Welfare Plan and any SpinCo Welfare Plan, respectively, at any time to the extent permitted or required under the terms of the applicable Parent Welfare Plan or SpinCo Welfare Plan.

ARTICLE V

EQUITY PLANS AND AWARDS

5.1 ATLS Equity Plans and APL Equity Plans. The ATLS Equity Plans and the APL Equity Plans shall be terminated in accordance with Section 3.5(e) of the Merger Agreement and Section 3.5(d) of the APL Merger Agreement (as defined in the Merger Agreement).

5.2 Treatment of Outstanding ATLS Equity Awards. Each ATLS Equity Award that is outstanding as of immediately prior to the Effective Time shall be adjusted as described below. Prior to the Effective Time, the SpinCo Equity Plan shall be established in accordance with Section 5.6 to implement the provisions of this Section 5.2.

(a) ATLS Unit Options. Each ATLS Unit Option, regardless of by whom held, whether vested or unvested, that is outstanding as of immediately prior to the Effective Time shall, as of the Effective Time, be converted into both an Adjusted ATLS Unit Option and a SpinCo Unit Option and each shall, except as otherwise provided in this Section 5.2(a), be subject to the same terms and conditions (including with respect to vesting) following the Effective Time as applicable to associated ATLS Unit Option immediately prior to the Effective Time. From and after the Effective Time:

(i) the number of ATLS Common Units subject to such Adjusted ATLS Option, rounded down to the nearest whole share, shall be equal to the product of (A) the number of ATLS Common Units subject to such ATLS Unit Option immediately prior to the Effective Time, multiplied by (B) the ATLS Value Factor, multiplied by (C) the ATLS Ratio;

(ii) the number of SpinCo Common Units subject to such SpinCo Unit Option, rounded down to the nearest whole share, shall be equal to the product of (A) the number of ATLS Common Units subject to the ATLS Unit Option immediately prior to the Effective Time, multiplied by (B) the SpinCo Value Factor, multiplied by (C) the SpinCo Ratio;

(iii) the per unit exercise price of such Adjusted ATLS Option, rounded up to the nearest cent, shall be equal to the quotient of (A) the per unit exercise price of such ATLS Option immediately prior to the Effective Time, divided by (B) the ATLS Ratio; and

(iv) the per unit exercise price of such SpinCo Unit Option, rounded up to the nearest cent, shall be equal to the quotient of (A) the per unit exercise price of the ATLS Unit Option immediately prior to the Effective Time, divided by (B) the SpinCo Ratio.

(b) ATLS Phantom Units. Each holder of an ATLS Phantom Unit immediately prior to the Effective Time shall receive, as of the Effective Time, a SpinCo Phantom Unit for a number of SpinCo Common Units equal to (i) the number of ATLS Common Units underlying such ATLS Phantom Unit immediately prior to the Effective Time, multiplied by (ii) the Distribution Ratio, rounded to the nearest whole share. Except as set forth in this Section 5.2(b), the Adjusted ATLS Phantom Unit and the SpinCo Phantom Unit issued in accordance with this Section 5.2(b) both shall be subject to the same terms and conditions (including with respect to vesting) immediately following the Effective Time as applicable to the ATLS Phantom Unit immediately prior to Effective Time.

(c) Certain Tax Considerations. The actions contemplated by this Section 5.2 shall be taken in accordance with Section 409A of the Code.

5.3 Cancellation and Settlement of SpinCo Equity Awards. SpinCo shall take all actions necessary to provide as follows:

(a) Excess Available Cash. If, immediately following the Effective Time, the Aggregate SpinCo Equity Award Consideration is less than or equal to the Available Cash, then:

(i) SpinCo Unit Options. Each SpinCo Unit Option that is outstanding immediately following the Effective Time shall, as of immediately following the Effective Time, become fully vested (to the extent not already vested) and be cancelled and converted into the right to receive an amount in cash, without interest, equal to the Spread Value of such SpinCo Unit Option. Any SpinCo Unit Option that has a Spread Value equal to zero shall be cancelled for no consideration.

(ii) SpinCo Phantom Units. Each SpinCo Phantom Unit that is outstanding immediately following the Effective Time shall, as of immediately following the Effective Time, become fully vested and be cancelled and converted into the right to receive an amount in cash, without interest, equal to the sum of (A) the Phantom Value of such SpinCo Phantom Unit, plus (B) the quotient of (I) the excess, if any, of Available Cash over the Aggregate SpinCo Equity Award Consideration divided by (II) the aggregate number of SpinCo Common Units underlying the all SpinCo Phantom Units issued in accordance with Section 5.2(b).

(b) Partially Insufficient Available Cash. If, immediately following the Effective Time, the Available Cash is greater than or equal to the Aggregate SpinCo Unit Option Consideration but less than the Aggregate SpinCo Equity Award Consideration, then:

(i) SpinCo Unit Options. Each SpinCo Unit Option that is outstanding immediately following the Effective Time shall, as of immediately following the Effective Time, become fully vested (to the extent not already vested) and be cancelled and converted into the right to receive an amount in cash, without interest, equal to the Spread Value of such SpinCo Unit Option. Any SpinCo Unit Option that has Spread Value equal to zero shall be cancelled for no consideration.

(ii) SpinCo Phantom Units. Each SpinCo Phantom Unit that is outstanding immediately following the Effective Time shall, as of immediately following the Effective Time, become fully vested and be cancelled and converted into the right to receive: (A) an amount in cash, without interest, equal to the quotient of (I) the excess, if any, of Available Cash over the Aggregate SpinCo Unit Option Consideration, divided by (II) the total number of SpinCo Common Units underlying the SpinCo Phantom Units issued in accordance with Section 5.2(b) (such quotient, the “Partial SpinCo Phantom Unit Cash Payment”); and (B) a number of SpinCo Common Units equal to the quotient of (I) the excess, if any, of the Phantom Value of such SpinCo Phantom Unit over the Partial SpinCo Phantom Unit Cash Payment, divided by the Implied SpinCo Common Unit Value.

(c) Insufficient Available Cash. If, immediately following the Effective Time, the Available Cash is less than the Aggregate SpinCo Unit Option Consideration, then:

(i) SpinCo Unit Options. Each SpinCo Unit Option that is outstanding immediately following the Effective Time shall, as of immediately following the Effective Time, become fully vested (to the extent not already vested) and be cancelled and converted into the right to receive: (A) an amount in cash, without interest, equal to the product of (I) the Available Cash multiplied by (II) a fraction, the numerator of which is the Spread Value of such SpinCo Unit Option and the denominator of which is the Aggregate SpinCo Unit Option Consideration (such product, the “Partial SpinCo Unit Option Cash Payment”); and (B) a number of SpinCo Common Units equal to the quotient of (I) the excess, if any, of the Spread Value of such SpinCo Unit Option over the Partial SpinCo Unit Option Cash Payment, divided by the Implied SpinCo Unit Value.

(ii) SpinCo Phantom Units. Each SpinCo Phantom Unit that is outstanding immediately following the Effective Time shall, as of immediately following the Effective Time, become fully vested and be cancelled and converted into the right to receive a number of SpinCo Common Units equal to the number of SpinCo Common Units underlying such SpinCo Phantom Unit.

(d) Payments. SpinCo shall pay to the holders of the SpinCo Equity Awards the payments described in this Section 5.3(d), less such amounts as are required to be withheld or deducted under the Code or any provision of state, local, or foreign Tax Law with respect to the making of such payment, within five business days following the Effective Time.

(e) Fractional Units. Notwithstanding Section 5.3, each holder of a SpinCo Equity Award who would otherwise have been entitled to receive a fraction of a SpinCo Common Unit (after taking into account all SpinCo Common Units received by such holder) will receive, in lieu thereof, cash (without interest rounded down to the nearest whole cent) in an amount equal to the product of (i) the Implied SpinCo Common Unit Value and (ii) the fraction of a SpinCo Common Unit that such holder would otherwise be entitled to receive pursuant to Section 5.3.

5.4 Treatment of Adjusted ATLS Unit Options and Adjusted ATLS Phantom Units. Each Adjusted ATLS Unit Option and Adjusted ATLS Phantom Unit that is outstanding immediately following the Effective Time shall, as of the Merger Effective Time, be treated as set forth in Section 3.5 of the Merger Agreement.

5.5 Treatment of Outstanding APL Equity Awards. There shall be no adjustment to outstanding equity awards granted under the APL Equity Plans in connection with the Distribution.

5.6 Establishment of SpinCo Equity Plan. No later than immediately prior to the Effective Time, SpinCo shall adopt the SpinCo Equity Plan, pursuant to which awards may be granted to SpinCo Group Employees on and after the Effective Time. SpinCo GP (in its capacity as general partner of SpinCo and on behalf of SpinCo) and Parent (in its capacity as holder of a majority of SpinCo Common Units) shall, prior to the Effective Time, execute and deliver a written consent approving the adoption by SpinCo of the SpinCo Equity Plan, with the SpinCo Equity Plan to be effective no later than immediately prior to the Effective Time.

5.7 Amendment to ARP Equity Plan. Effective as of the Effective Time and subject to the occurrence of the Distribution, SpinCo GP shall cause the ARP Equity Plan to be amended (a) to replace references to “Atlas Energy, L.P.” with “[SpinCo], L.P.” and (b) to provide that outstanding awards granted under the ARP Equity Plan shall not vest pursuant to the terms and conditions of the ARP Equity Plan by reason of the Merger and the transactions contemplated by the Merger Agreement.

5.8 Reservation of Rights. The Parties hereby acknowledge that nothing in this Article V shall be construed to require SpinCo or any of its Affiliates to continue the SpinCo Equity Plan or the ARP Equity Plan after the Effective Time. The Parties agree that SpinCo reserves the right, in its sole discretion, to amend or terminate the SpinCo Equity Plan or the ARP Equity Plan at any time following its establishment in accordance with its terms and applicable Law.

ARTICLE VI

ADDITIONAL COMPENSATION MATTERS

6.1 Non-Employee Director Fees. SpinCo shall assume and be responsible for the payment of any fees and expenses to non-employee members of the Parent GP Board payable in respect of service on the Parent GP Board (including any fees and expenses for serving on any committee of the Parent GP Board) that are earned or incurred but not yet paid as of the Effective Time, and neither Parent nor any member of the Parent Group shall have any responsibility for any such payments.

6.2 Expense Reimbursements. SpinCo shall reimburse the SpinCo Group Employees for expenses incurred by such SpinCo Group Employees prior to the Effective Time under the Parent program providing for reimbursement of transportation, meal, travel, and other business expenses. Such reimbursements shall be made in the ordinary course upon submission of receipts for such expenses in accordance with the terms of the program applicable prior to the Effective Time.

6.3 Code Section 409A. Notwithstanding anything to the contrary herein, if any of the provisions of this Agreement would result in imposition of taxes and/or penalties under Section 409A of the Code, Parent and SpinCo shall cooperate in good faith to modify the applicable provision in order to comply with the provisions of Section 409A of the Code, other applicable provisions of the Code, and/or any rules, regulations or other regulatory guidance issued under such statutory provisions, in a way that best preserves the intent of such provision.

ARTICLE VII

GENERAL AND ADMINISTRATIVE MATTERS

7.1 Cooperation; Vendor Contracts. Prior to the Effective Time, Parent and SpinCo shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to cooperate with respect to any employee compensation or benefits matters that the Parties reasonably agree requires the cooperation of both Parties and that are not the subject of a specific agreement in any other provision of this Agreement. Without limiting the foregoing, prior to the Effective Time, Parent and SpinCo shall use commercially reasonable efforts to (a) negotiate with the current third-party providers to separate and assign the applicable rights and obligations under each group insurance policy, health maintenance organization, administrative services contract, third-party administrator agreement, letter of understanding, or arrangement that pertains to the Parent Welfare Plans and the SpinCo Welfare Plans (each, a “Vendor Contract”), (b) obtain and maintain pricing discounts or other preferential terms under the Vendor Contracts, and (c) maintain the premium and administrative rates under the Vendor Contracts in effect immediately prior to the Effective Time based on the aggregate number of participants in the Parent Welfare Plans and SpinCo Welfare Plans. Prior to the Effective Time, Parent and SpinCo shall use commercially reasonable efforts to negotiate with applicable consultants, plan auditors, investment advisors, legal advisors, and other third-party providers of services to members of the Parent Group with respect to the Parent Benefit Plans to maintain pricing discounts or other preferential terms in effect as of immediately prior to the Effective Time. Prior to the Effective Time, Parent and SpinCo shall, and shall cause their respective Affiliates to, (i) use reasonable good faith efforts in making any and all filings and/or notices required by the Internal Revenue Service and the Department of Labor with respect to any transfer of assets and liabilities occurring pursuant to this Agreement, and (ii) use reasonable good faith efforts to cooperate in making any required communications to Employees as they relate to any Parent Benefit Plan or the transactions contemplated by this Agreement.

7.2 No Third-Party Beneficiaries; No Right to Employment. Nothing contained herein, expressed or implied, is intended to confer upon any Employee or any other individual providing services to the Parent Group or SpinCo Group any right to employment or continued employment for any period with, or any compensation or benefit from, the Parent Group, the SpinCo Group, or any Benefit Plan by reason of this Agreement, the Separation Agreement, or any other Ancillary Agreement. In addition, the provisions of this Agreement, the Separation Agreement, and each other Ancillary Agreement are solely for the benefit of the parties thereto, and no current, former, or future employee, director, or independent contractor or any other individual associated with the Parent Group or SpinCo Group shall be regarded for any purpose as a third-party beneficiary of such agreements, and nothing therein shall be construed as an amendment to any Benefit Plan or any other employee benefit plan of the Parent Group or the SpinCo Group for any purpose. Furthermore, nothing in this Agreement, the Separation Agreement, or any other Ancillary Agreement is intended to confer upon any Employee or Former Employee any recall or similar rights to an Employee on layoff or any type of approved leave, or to change the employment status of any Employee from “at will.”

7.3 Payroll Entities; Personnel Records; Successor Employer for Tax Reporting and FICA.

(a) Establishment of Payroll Entities. Prior to the Effective Time, SpinCo shall (or shall cause one or more of its Affiliates to) establish, to the extent necessary, one or more entities that, on and after the Effective Time, shall administer, process, and provide payroll services for the SpinCo Group Employees. For the avoidance of doubt, nothing in this Section 7.3(a) shall affect or modify in any way the terms and conditions of any other provision of this Agreement relating to the allocation of liabilities between or among the Parties.

(b) Personnel Records. Subject to applicable Law, the Parties shall furnish or make available to each other copies of such personnel and other documents and records relating to Retained Business Employees and SpinCo Group Employees, respectively, as may be reasonably requested by the other Party in connection with the proper administration of Parent payroll and Parent Benefit Plans and SpinCo payroll and SpinCo Benefit Plans or the proper operation of the Transferred Business or the Retained Business or the execution of each Party’s rights and obligations under this Agreement.

(c) Successor Employer for Tax Reporting and FICA. With respect to each SpinCo Group Employee, Parent and SpinCo shall, and shall cause their respective Affiliates to, to the extent permitted by applicable Law and practicable, (i) treat SpinCo (or an Affiliate of SpinCo) as a “successor employer” and Parent (or an Affiliate of Parent) as a “predecessor,” within the meaning of Sections 3121(a)(1) and 3306(b)(1) of the Code, to the extent appropriate, for purposes of Taxes imposed under the United States Federal Insurance Contributions Act, as amended (“FICA”), or the United States Federal Unemployment Tax Act, as amended (“FUTA”), (ii) cooperate with each other to avoid, to the extent possible, the restart of FICA and FUTA with respect to each such SpinCo Group Employee for the calendar year during which the Effective Time occurs, and (iii) file tax returns, exchange wage payment information, and report wage payments made by the respective predecessor and successor employer on separate Internal Revenue Service Forms W-2 to each such SpinCo Group Employee for the calendar year in which the Effective Time occurs, in a manner provided in Section 4.02(l) of Revenue Procedure 2004-53.

ARTICLE VIII

MISCELLANEOUS

8.1 Affiliates. Each of Parent and SpinCo shall cause to be performed, and hereby guarantees the performance of, all actions, agreements, and obligations set forth in this Agreement to be performed by each of their respective Affiliates.

8.2 Obligations of Parent. In the event Parent or any of its successors or assigns (a) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (b) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent assume the obligations set forth in this Agreement.

8.3 Termination. This Agreement shall automatically terminate and be of no further force or effect upon the termination of the Separation Agreement in accordance with its terms. In the event of any termination of this Agreement prior to the Effective Time, no Party (nor any of its directors, officers, or employees) shall have any Liability or further obligation to any other Party by reason of this Agreement. After the Effective Time, this Agreement may not be terminated except by an agreement in writing signed by a duly authorized officer of each of the Parties.

8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party.

8.5 Entire Agreement. This Agreement, the Separation Agreement, each other Ancillary Agreement, the Merger Agreement, and the Exhibits, Schedules, and appendices hereto and thereto contain the entire agreement between the Parties with respect to the subject matter hereof, supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter, and there are no agreements or understandings between the Parties other than those set forth or referred to herein or therein.

8.6 Relationship of Parties. Nothing in this Agreement shall be deemed or construed by the Parties or any third party as creating the relationship of principal and agent, partnership or joint venture between the Parties, it being understood and agreed that no provision contained therein, and no act of the Parties, shall be deemed to create any relationship between the Parties other than the relationship set forth herein.

8.7 Governing Law. This Agreement (and any claims or disputes arising out of or related hereto or to the transactions contemplated hereby or to the inducement of any party to enter herein, whether for breach of contract, tortious conduct, or otherwise and whether predicated on common law, statute, or otherwise) shall be governed by and construed and interpreted in accordance with the Laws of the State of Delaware irrespective of the choice of laws principles of the State of Delaware, including all matters of validity, construction, effect, enforceability, performance, and remedies.

8.8 Assignability. This Agreement shall be binding upon and inure to the benefit of the Parties, and their respective successors and permitted assigns; provided, however, that none of the Parties may assign its rights or delegate its obligations under this Agreement without the express prior written consent of the other Parties hereto. Notwithstanding the foregoing, no such consent shall be required for the assignment of a Party’s rights and obligations under this Agreement in whole (i.e., the assignment of a Party’s rights and obligations under this Agreement, the Separation Agreement, and all other Ancillary Agreements all at the same time) in connection with a change of control of a Party so long as the resulting, surviving, or transferee Person assumes all the obligations of the relevant party thereto by operation of Law or pursuant to an agreement in form and substance reasonably satisfactory to the other Parties. Nothing herein is intended to, or shall be construed to, prohibit any Party or any member of its Group from being party to or undertaking a change of control.

8.9 Notices. All notices, requests, claims, demands, or other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile or electronic transmission with receipt confirmed (followed by delivery of an original via overnight courier service) or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 8.9):

If to Parent, to:

Atlas Energy, L.P.

Park Place Corporate Center One

1000 Commerce Dr., 4th Floor

Pittsburgh, Pennsylvania 15275

Attn: General Counsel

Facsimile:	[—]
Email:	[—]

If to the SpinCo, to:

[SpinCo], L.P.

Park Place Corporate Center One

1000 Commerce Dr., 4th Floor

Pittsburgh, Pennsylvania 15275

Attn: General Counsel

Facsimile:	[—]
Email:	[—]

A Party may, by notice to the other Party, change the address to which such notices are to be given.

8.10 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void, or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired, or invalidated thereby. Upon such determination, the Parties shall negotiate in good faith in an effort to agree upon such a suitable and equitable provision to effect the original intent of the Parties.

8.11 Force Majeure. No Party shall be deemed to be in default of this Agreement for any delay or failure to fulfill any obligation (other than a payment obligation) hereunder so long as and to the extent to which any delay or failure in the fulfillment of such obligation is prevented, frustrated, hindered, or delayed as a consequence of circumstances of Force Majeure. In the event of any such excused delay, the time for performance of such obligations (other than a payment obligation) shall be extended for a period equal to the time lost by reason of the delay. A Party claiming the benefit of this provision shall, as soon as reasonably practicable after the occurrence of any such event, (a) provide written notice to the other Parties of the nature and extent of any such Force Majeure condition; and (b) use commercially reasonable efforts to remove any such causes and resume performance under this Agreement as soon as reasonably practicable.

8.12 Headings. The article, section, and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.13 Survival of Covenants. Except as expressly set forth in this Agreement, the covenants, representations and warranties contained in this Agreement, and Liability for the breach of any obligations contained herein, shall survive the Separation and the Distribution and shall remain in full force and effect.

8.14 Waivers of Default. Waiver by a Party of any default by another Party of any provision of this Agreement shall not be deemed a waiver by the waiving Party of any subsequent or other default, nor shall it prejudice the rights of any other Party. No failure or delay by a Party in exercising any right, power, or privilege under this Agreement shall operate as a waiver thereof, nor shall a single or partial exercise thereof prejudice any other or further exercise thereof or the exercise of any other right, power, or privilege.

8.15 Indemnification; Dispute Resolutions. Article IV of the Separation Agreement governs the Parties’ indemnification rights and obligations and Article VII of the Separation Agreement governs the resolution of any dispute between the Parties.

8.16 Specific Performance. Subject to the provisions of Article VII of the Separation Agreement, in the event of any actual or threatened default in, or breach of, any of the terms, conditions, and provisions of this Agreement, the Party or Parties who are, or are to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief in respect of its or their rights under this Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. The Parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any Action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the Parties.

8.17 Amendments. No provisions of this Agreement shall be deemed waived, amended, supplemented, or modified by a Party, unless such waiver, amendment, supplement, or modification is in writing and signed by the authorized representative of the Party against whom it is sought to enforce such waiver, amendment, supplement, or modification.

8.18 Interpretation. In this Agreement, (a) words in the singular shall be deemed to include the plural and vice versa and words of one gender shall be deemed to include the other genders as the context requires; (b) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules hereto) and not to any particular provision of this Agreement; (c) Article, Section, and Schedule references are to the Articles, Sections, and Schedules to this Agreement unless otherwise specified; (d) unless otherwise stated, all references to any agreement shall be deemed to include the exhibits, schedules, and annexes to such agreement;

(e) the word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless otherwise specified; (f) the word “or” shall not be exclusive; (g) unless otherwise specified in a particular case, the word “days” refers to calendar days; (h) references to “business day” shall mean any day other than a Saturday, a Sunday, or a day on which banking institutions are generally authorized or required by Law to close in the United States or Pittsburgh, Pennsylvania; and (i) references herein to this Agreement or any other agreement contemplated herein shall be deemed to refer to this Agreement or such other agreement as of the date on which it is executed and as it may be amended, modified, or supplemented thereafter, unless otherwise specified. If any conflict shall arise between this Agreement and the Separation Agreement, the Separation Agreement shall control.

8.19 Mutual Drafting. This Agreement shall be deemed to be the joint work product of the Parties and any rule of construction that a document shall be interpreted or construed against a drafter of such document shall not be applicable.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

ATLAS ENERGY, L.P.

By:	ATLAS ENERGY GP, LLC,
its general partner

By:
Name:
Title:

ATLAS ENERGY GP, LLC

By:
Name:
Title:

[SPINCO], L.P.

By:	[SpinCo] GP, LLC,
its general partner

By:
Name:
Title:

[SPINCO] GP, LLC

By:
Name:
Title:

[Signature Page to Employee Matters Agreement]